EXHIBIT 99.10

Budget and Fiscal Plan

2006/07 – 2008/09

February 21, 2006

Ministry of Finance

www.gov.bc.ca

National Library of Canada Cataloguing in Publication Data

British Columbia.

Budget and fiscal plan. — 2002/03/2004/05-

Annual

Also available on the Internet.

Continues: British Columbia. Ministry of Finance and Corporate Relations. Budget ... reports. ISSN 1207-5841

ISSN 1705-6071 = Budget and fiscal plan — British Columbia.

1. Budget — British Columbia — Periodicals. 2. British Columbia — Appropriations and expenditures — Periodicals. I. British Columbia. Ministry of Finance. II. Title.

HJ12.B742            352.48’09711’05           C2003-960048-3

TABLE OF CONTENTS

Budget and Fiscal Plan 2006/07 – 2008/09	February 21, 2006

Attestation by the Secretary to Treasury Board

Summary		2

Part One: Three-Year Fiscal Plan
Introduction		7
Consolidated Revenue Fund Spending		13
Regional Authority Expenses		29
Taxpayer-supported Crown Corporation and Agency Expenses		30
SUCH Sector Expenses		30
Revenue		31
Commercial Crown Corporation Income		35
Full-Time Equivalents (FTEs)		37
Capital Spending		39
Provincial Debt		45
Risks to the Fiscal Plan		48

Tables:
1.1	Three Year Fiscal Plan – Operating Statement	7
1.2	Three-Year Fiscal Plan Update – Changes from September Update	9
1.3	Revenue by Source	10
1.4	Expense by Ministry, Program and Agency	11
1.5	Children	14
1.6	Communities	18
1.7	Skills and Training	22
1.8	Research and Innovation	24
1.9	Natural Resources and Sustainable Development	25
1.10	Tourism and International Opportunities	26
1.11	Vancouver Convention Centre Expansion Project Funding	27
1.12	2010 Olympics Funding	27
1.13	Transportation Investment Plan	28
1.14	Assumptions Underlying Main Revenue Changes	32
1.15	Revenue Changes since the September Update	33
1.16	Personal income tax revenue changes since the September Update	34
1.17	Forests revenue changes since the September Update	35
1.18	Full-Time Equivalents (FTE’s) – Changes from September Update	38
1.19	Capital Spending	39
1.20	Capital Expenditure Projects Greater Than $50 million	44
1.21	Provincial Debt Summary	45
1.22	Reconciliation of Summary Surpluses to Debt Changes	46
1.23	Provincial Financing	48
1.24	Key Fiscal Sensitivities	49
1.25	Notional Allocations to Contingency Vote	49

Topic Boxes:
Public Sector Compensation		56
Oil and Gas Prices		57
Managing Success: Making the Most of British Columbia’s Economic Growth		58

Part Two: Tax Measures
Tax Measures – Supplementary Information		64
Administrative Measures – Supplementary Information		68
Tables:
2.1	Summary of Tax Measures	64
2.2	Summary of Administrative Measures	68

Part Three: British Columbia Economic Review and Outlook
Summary		74
Recent Developments		74
The Outlook for the External Environment		76
Financial Markets		79

The British Columbia Outlook			81
Risks to the Economic Outlook			89

Tables:
	3.1	British Columbia Economic Indicators	75
	3.2	Ministry of Finance Economic Forecast: Key Assumptions	78
	3.3	Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts	80
	3.4	Private Sector Exchange Rate Forecasts	81
	3.5	British Columbia Economic Outlook	82
	3.6	Ministry of Finance Economic Forecast: Key Economic Indicators	82
	3.7	British Columbia Economic Review	90
	3.8.1	Gross Domestic Product: British Columbia	91
	3.8.2	Components of Nominal Income and Expenditure	92
	3.8.3	Labour Market Indicators	92
	3.8.4	Major Economic Assumptions	93

Topic Box:
	The Economic Forecast Council, 2006		94
	British Columbia’s Construction Sector		100

Part Four: 2005/06 Updated Financial Forecast (Third Quarterly Report)
2005/06 Fiscal Year in Review			103
Changes Since the Second Quarterly Report			104
Revenue			105
Commercial Crown Corporation Income			106
Expense			107
Capital Spending and Provincial Debt			111
Net Liabilities			112
Tables:
	4.1	September Update and Quarterly Updates – Operating Statement	103
	4.2	Operating Statement Update Since the Second Quarterly Report	105
	4.3	2005/06 Priority Ministry Spending	107
	4.4	2005/06 Pressures Being Managed	108
	4.5	2005/06 Pressures Allocated to the Contingencies Vote	109
	4.6	2005/06 September Update and Quarterly Updates – Capital Spending and Provincial Debt	111
	4.7	Capital Spending and Debt Update Since the Second Quarterly Report	112
	4.8	Net Liabilities and Accumulated Deficit	112
	4.9	2005/06 Operating Statement	114
	4.10	2005/06 Forecast Update	115
	4.11	2005/06 Revenue by Source	116
	4.12	2005/06 Expense by Ministry, Program and Agency	117
	4.13	2005/06 Expense by Function	118
	4.14	2005/06 Capital Spending	118
	4.15	2005/06 Capital Expenditure Projects Greater Than $50 million	119
	4.16	2005/06 Provincial Debt	120
	4.17	2005/06 Statement of Financial Position	121

Appendices
A1	Tax Expenditures		122
A2	Interprovincial Comparisons of Tax Rates – 2006		128
A3	Comparison of Provincial and Federal Taxes by Province – 2006		129
A4	Interprovincial Comparisons of Provincial Personal Income Taxes Payable – 2006		131
A5	Summary of Revenue Measures from July 30, 2001 to February 21, 2006		132
A6	Operating Statement – 2002/03 to 2008/09		134
A7	Revenue by Source – 2002/03 to 2008/09		135
A8	Expense by Function – 2002/03 to 2008/09		136
A9	Taxpayer-supported Entity Operating Statements – 2002/03 to 2008/09		137
A10	Material Assumptions – Revenue		140
A11	Material Assumptions – Expense		144
A12	Full-Time Equivalents (FTEs) – 2002/03 to 2008/09		147
A13	Capital Spending – 2002/03 to 2008/09		147
A14	Statement of Financial Position – 2002/03 to 2008/09		148
A15	Debt Summary – 2002/03 to 2008/09		150
A16	Key Debt Indicators – 2002/03 to 2008/09		151

February 21, 2006

As required by Section 7(d) of the Budget Transparency and Accountability Act (BTAA), I am confirming that the Budget and Fiscal Plan contains the following elements:

•                                          The fiscal and economic forecasts for 2006/07, which are detailed in Part 1 and Part 3.

•                  All material economic, demographic, taxation, accounting policy and other assumptions underlying the 2006/07 economic, revenue, expenditure, surplus and debt forecasts are also disclosed. We have disclosed key assumptions regarding ongoing or anticipated negotiations. In particular:

•                  For budget planning purposes the status quo is assumed to prevail in the U.S. lumber dispute;

•                  The fiscal plan assumes the latest estimate for British Columbia’s 2006/07 equalization revenues provided by the federal government in November, 2005. The mechanism for allocating equalization transfers among provinces thereafter is still under review by an independent panel. Given the current uncertainty as to how equalization revenues will be allocated to provinces, no equalization revenues have been assumed after 2006/07;

•                  The status quo is assumed regarding other federal government policies including Early Learning and Child Care and taxation;

•                  The fiscal plan includes the negotiating framework announced by government on November 30, 2005. This covers new wage and benefit agreements and totals up to $6 billion by 2009/10. These compensation increases are included in the fiscal plan on an aggregate basis; and

•                  The one exception to this is ICBC which has continued to include compensation pressures including benefits costs and anticipated wage settlement costs in its forecast, consistent with its submission to the BC Utilities Commission.

These assumptions and major areas of risk to the plan known at this time are disclosed in the risks section in Part 1 and in the material assumption tables in the appendix.

•                  The report on the current advice of the Minister’s Economic Forecast Council on economic growth, including the range of forecasts for 2006 and 2007. This is found at the end of Part 3.

The financial forecasts of schools, universities, colleges and health authorities/societies (the SUCH sector) have been developed and signed off by the various organizations, using broad policy assumptions provided by the Ministries of Health, Advanced Education and Education. However due to the timing of the budget, SUCH sector organizations submit their forecasts prior to formal development and approval of their annual plans by their respective boards. As a result, final approved financial plans may differ from the forecasts included in the Budget and Fiscal Plan.

The accounting policies followed in the Budget and Fiscal Plan comply, in all material respects, with generally accepted accounting principles (GAAP) for senior governments as prescribed by the Public Sector Accounting Board (PSAB).

As required under section 7(e) of the BTAA, the forecast allowance, which is an adjustment to the most likely forecast of the 2006/07 surplus, is also disclosed. The forecast allowances included in this fiscal plan help mitigate against revenue risks such as a sudden fall in energy prices, or unexpected costs such as natural disasters.

I would like to thank staff in all government ministries, Crown corporations and the SUCH sector for their work in developing the plans and preparing these multi-year economic and financial forecasts. I would like to especially acknowledge the hard work, dedication and expertise of my colleagues in the Ministry of Finance for their support in preparing this budget.

/s/ Tamara Vrooman
Tamara Vrooman
Deputy Minister and Secretary to Treasury Board

Ministry of	Office of the	Mailing Address:	Location Address:
Finance	Deputy Minister	PO Box 9417 Stn Prov Govt Victoria V8W 9V1	Room 109 617 Government Street
		www.gov.bc.ca/fin	Victoria BC

Summary: BUDGET AND FISCAL PLAN – 2006/07 TO 2008/09

	2005/06		Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09
($ millions)	September Update	Updated Forecast
Revenue	34,476	35,484	35,364	36,090	36,591
Expense	(32,876)	(32,709)	(33,914)	(35,140)	(36,041)
Provision for negotiating framework incentive	—	(1,000)	—	—	—
Surplus before forecast allowance	1,600	1,775	1,450	950	550
Forecast allowance	(300)	(300)	(850)	(550)	(400)
Surplus	1,300	1,475	600	400	150
Capital spending:
Taxpayer-supported capital spending	3,038	3,058	3,488	3,220	2,766
Total capital spending	4,167	4,081	4,826	4,750	4,465
Provincial Debt:
Taxpayer-supported debt	28,274	27,418	27,883	29,053	29,869
Total debt	35,910	34,883	36,590	38,175	39,800
Taxpayer-supported debt-to-GDP ratio	17.1%	16.4%	15.8%	15.7%	15.4%
Total debt-to GDP ratio	21.8%	20.9%	20.7%	20.6%	20.6%

Budget 2006 focuses on Children

Budget 2006 allocates $421 million over four years towards enhancing services for children. This includes assistance for low income families; increased child and youth mental health funding; enhanced services for children at risk; and support for the fight against crystal meth.

Service enhancements for children

($ millions)	2005/06	2006/07	2007/08	2008/09	Total
Children at Risk	—	22	26	24	72
Additional children services	—	20	30	50	100
Child and youth mental health plan	—	—	17	17	34
Children and youth with special needs	—	7	13	16	36
Aboriginal governance	—	5	13	13	31
Family Independence Fund	30	—	—	—	30
Fight against crystal meth	—	0.5	0.5	1	2
K-12 education system	—	27	28	57	112
School Start-up supplement	—	1	1	2	4
Total	30	82.5	128.5	180	421

Included in these program enhancements are:

•                  $72 million for programs to care for and protect vulnerable children and youth, including child protection services and children in care;

•                  $100 million for future enhancements to child protection and family support services;

•                  $36 million to reduce waitlists for services to children and youth with special needs and their families;

•                  a $30 million grant to the Family Independence Fund to assist families with a child or adult with developmental disabilities keep the family member at home; and

•                  $2 million to combat production and use of crystal meth.

These program enhancements are possible due to BC’s strong economic performance.

Strong economic growth, but moderating

Continued momentum in the employment, consumer spending, housing and non-residential construction sectors, and high levels of consumer and business confidence, are driving economic growth in BC. Following estimated GDP growth of 3.6 per cent in 2005, the BC economy is forecast to grow 3.3 per cent in 2006. This forecast is slightly more conservative than the Economic Forecast Council. Growth moderates to the 3.1 to 3.2 per cent range between 2007 and 2010.

Summary

BC outperforming Canadian economic growth

In addition, BC’s economy has expanded faster than the national average over the last two years. This trend is expected to continue through to 2010.

With the broad based strength observed in the BC economy, employment growth has picked up and unemployment has fallen. At 5.9 per cent, the annual unemployment rate for 2005 was the lowest in 30 years.

Lowest unemployment rate in 30 years

However, with low unemployment rates, shortages of skilled workers are becoming more frequent in high technology, construction, health care and other highly skilled occupations.

Skills and Training

Recognizing the opportunities now available from a strong economy, as well as shortages in some sectors of the labour market, the budget allocates $400 million over four years towards skills and training, including:

•                  $90 million over the next three years for new tax credits to help meet the demand for skilled workers. The tax credit program will be designed in consultation with industry representatives from across the province;

Investing in skills and training programs

($ millions)	2005/06	2006/07	2007/08	2008/09	Total

Industry Training Authority	—	13	13	13	39
Bladerunners	—	1	1	1	3
ESL funding	—	1	2	2	5
First Nations computer training	—	8	9	—	17
Mining training	—	2	—	—	2
Community Volunteer Program	—	3	3	3	9
Research in sciences and engineering	50	—	—	—	50
World Centre for Digital Media Education	40	—	—	—	40
Post-secondary seat expansion	15	30	30	70	145
Total spending initiatives	105	58	58	89	310
Tax credits for training initiatives	—	30	30	30	90
Total	105	88	88	119	400

•                  $39 million for the Industry Training Authority for increased apprenticeship training through both public and private institutions;

•                  $3 million for the Bladerunners youth employment program that assists disadvantaged youth gain on the job construction training, and apprenticeships; and expansion of the program to communities, such as Prince George;

•                  $50 million for a Natural Resources and Applied Science endowment to support research in sciences and engineering through grants and fellowships; and

•                  $40.5 million to help establish a new World Centre for Digital Media Education at the Great Northern Way Campus.

Tax reduction measures

Budget 2006 includes measures to keep taxes fair and competitive – starting with tax relief for homeowners.

Homeowners will benefit by $309 million from changes to the homeowner grant including:

•                  An increase of 22 per cent in the basic grant to $570 from $470. The higher grant available for seniors, veterans and disabled people will also increase from $745 to $845. This represents the first increase since 1993;

•                  The threshold below which home owners receive the full homeowner grant is increased to $780,000 from $685,000, benefiting up to 27,000 homeowners; and

•                  Eligibility for the grant is expanded to include disabled persons purchasing a home that is already modified to meet their needs.

Other tax reductions to improve the competitiveness and fairness of the tax system include:

•                  Introducing a provincial sales tax exemption for repairing, maintaining or modifying software;

•                  Raising the vehicle surtax threshold to $55,000 from $49,000 so people can buy the pickups and heavy duty vehicles they require for work;

•                  Expanding and clarifying the sales tax exemption for production machinery and equipment;

•                  Increasing the Small Business Venture Capital tax credit budget by 25 per cent to allow an additional $16.7 million in venture capital;

•                  Extending the mining Flow-Through Share Tax Credit to 2008; and

•                  Expanding the eligible uses of coloured fuel to all unlicensed vehicles.

In total, the tax changes in this budget are valued at $733 million over four years. Approximately two-thirds of these measures will benefit individuals and families, while the balance will support BC businesses.

Investing in schools, hospitals and roads

BC continues to invest in building and upgrading schools, universities, colleges, hospitals, roads and bridges to meet the needs of a growing economy. Operating debt will decline, consistent with budget surpluses. However, taxpayer-supported debt is expected to increase by an average 2.9 per cent annually over the next three years as government borrows to finance this new infrastructure.

Direct operating debt declines

Recognizing that rising construction costs are a current concern, the government has introduced a capital contingency of 5 per cent of taxpayer-supported capital spending in its three-year capital plan as a prudent planning measure. This contingency is in addition to the contingencies included in individual project budgets.

Debt remains affordable

The growth in taxpayer-supported debt mainly due to capital investments is less than the growth in the overall economy, keeping debt affordable for future generations of British Columbians.

The taxpayer-supported debt to GDP ratio, a key measure of fiscal sustainability used by credit rating agencies, is forecast to decline. However the rate of decline slows in 2007/08 and 2008/09 reflecting higher capital spending levels and smaller surpluses in that period.

Government commits to maintain a downward trend in the taxpayer-supported debt to GDP ratio. Consistent with the recommendations of the Economic Forecast Council, a moving average is used to track the debt to GDP ratio trend.

Taxpayer-supported debt to GDP ratio trends down

Natural gas prices volatile – forecast to moderate

The main risks to the fiscal plan lie in the potential for an unexpected slowdown in the US economy; the volatility of commodity prices, in particular natural gas prices; and the Canadian dollar. As well, the fiscal plan assumes that the status quo is continued for federal government policies regarding taxation and transfer payments to the provinces.

Natural gas prices have been high in the past six months and have also fluctuated widely. With milder than usual winter temperatures, natural gas prices have fallen in recent weeks. With a revenue impact of approximately $300 million for every $1 change in annual natural gas prices, lower than forecast prices pose a significant risk to the fiscal plan. To accommodate potential price swings in the coming fiscal year, a forecast allowance of $850 million has been included in the 2006/07 surplus forecast.

Continuing balanced budgets

Up to $6.0 billion for the negotiating framework

The three-year fiscal plan also incorporates the negotiating framework announced in November 2005 for future public sector compensation increases.

The framework includes:

•                  $1.0 billion in 2005/06 as an early incentive to reach agreement;

•                  $4.7 billion over 4 years for annual compensation increases; and

•                  Up to $300 million in 2009/10 for agreements with expiry dates not before March 31, 2010, subject to the surplus for 2009/10 exceeding $150 million.

This framework, totaling up to $6 billion by 2009/10 and representing 50 per cent of available revenues, is both fair to public sector employees and fair to British Columbians.

Part 1: THREE-YEAR FISCAL PLAN

Table 1.1	Three Year Fiscal Plan – Operating Statement

($ millions)	2005/06		Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09
	September Update	Updated Forecast

Taxpayer-supported programs and agencies:
Revenue	32,202	33,430	33,393	33,993	34,552
Expense	(32,876)	(32,709)	(33,914)	(35,140)	(36,041)
Provision for negotiating framework incentive	—	(1,000)	—	—	—
Taxpayer-supported balance	(674)	(279)	(521)	(1,147)	(1,489)
Commercial Crown corporation income	2,274	2,054	1,971	2,097	2,039
Surplus before forecast allowance	1,600	1,775	1,450	950	550
Forecast allowance	(300)	(300)	(850)	(550)	(400)
Surplus	1,300	1,475	600	400	150

Introduction

Budget 2006 continues government’s legislated commitment to balanced provincial budgets. Following an estimated surplus of $1.5 billion in 2005/06 driven by higher taxation revenues and strength in natural gas prices, the updated fiscal plan forecasts a surplus of $600 million for 2006/07, and surpluses of $400 million in 2007/08 and $150 million in 2008/09.

The updated fiscal plan realizes the benefits of a strong, competitive economy that provide the necessary revenues to support government priorities. The higher levels of government revenues have provided the basis for expanded service levels, lower taxes and public sector compensation increases that are both fair to public sector employees and fair to British Columbians seeking additional health care, education and other support services.

Chart 1.1 Continuing balanced budgets

As shown in Table 1.2, the available revenues have been allocated to:

•                  new commitments including:

–                 Children – $421 million over four years for program and service enhancements for children.

–                 Skills and Training – $400 million over four years to provide British Columbians with the skills to take advantage of the opportunities provided by a growing economy.

–                 $733 million in tax reduction measures over four years to ensure a competitive tax environment and to help address the high cost of housing;

•                  up to $6 billion negotiating framework to cover public sector compensation agreements through 2009/10 – including the $1 billion early agreement incentive allocation, $4.7 billion for new compensation agreements over the next four years and a further $300 million dividend which is contingent on fiscal performance in 2009/10; and

•                  the surplus and forecast allowance, which if unspent, will help to reduce debt.

Budget 2006 continues government’s commitment to an infrastructure spending plan that is affordable, while meeting the needs of a growing economy. Total infrastructure spending on roads, schools, hospitals, post secondary facilities and other capital assets is higher than the September Update, providing an additional $627 million in 2006/07 and $1 billion in 2007/08 mainly reflecting needed infrastructure in the post-secondary and transportation sectors. More information on the three-year capital spending plan is found on page 39.

Total debt at the end of 2005/06 is forecast to total $34.9 billion, a $943 million reduction from 2004/05. Total debt is forecast to increase by an average 4.5 per cent annually over the next three years to $39.8 billion by 2008/09. The increase in debt reflects the planned infrastructure spending in the health, education and transportation sectors, offset by expected operating surpluses.

However, to ensure the debt remains affordable for future generations of British Columbians both the total debt to GDP and the taxpayer-supported debt to GDP ratios continue to trend lower over the three-year plan. The key taxpayer-supported debt to GDP ratio is expected to fall from 16.4 per cent in 2005/06 to 15.4 per cent by 2008/09. Additional information on the debt outlook is found starting on page 45.

The government revenue forecast is based on income growth, demand, commodity prices, the exchange rate and other related assumptions included in the economic forecast. Revenue also includes forecasts submitted by Crown corporations and organizations in the SUCH sector.

Compared to the September Update, revenues (before tax reduction measures) are forecast to have increased by $1.0 billion in 2005/06, by $1.2 billion in 2006/07 and 2007/08 and by $1.1 billion in 2008/09, reflecting stronger overall economic activity, higher energy prices and increased federal contributions partially offset by lower commercial Crown net income. Almost all of these increases were incorporated in the fiscal plan at the time of the second Quarterly Report in November 2005. After deducting the impact of tax reduction measures – revenues are up $1.0 billion in 2005/06, $966 million in 2006/07, $959 million in 2007/08 and $860 million in 2008/09 since the September Update (as shown in Table 1.2). The revenue policy changes are detailed in Part 2: Tax Measures.

The fiscal plan is based on the Ministry of Finance’s economic forecast that projects economic growth of 3.3 per cent for 2006 and 3.1 per cent in 2007 and 2008, slightly less than the independent Economic Forecast Council average. Full details of the economic forecast are found in Part 3: British Columbia Economic Review and Outlook.

Table 1.2 Three-Year Fiscal Plan Update – Changes from September Update

($ millions)	2005/06	2006/07	2007/08	2008/09 (1)
September Update Fiscal Plan	1,300	600	400	1,000

Revenue changes:
Personal income tax	330	236	274	321
Corporate income tax	208	136	149	138
Other tax sources	194	203	227	249
Natural resources	505	670	503	274
Other taxpayer-supported revenue	(28)	(105)	(48)	97
Federal transfers	57	367	220	222
Commercial Crown corporation operating results	(220)	(288)	(100)	(175)
Total revenue changes before tax reduction measures	1,046	1,219	1,225	1,126
Less : tax reduction measures	(38)	(253)	(266)	(266)
Total revenue changes after tax reduction measures	1,008	966	959	860
Forecast allowance updates	—	(250)	350	500
Fiscal room before spending allocations	2,308	1,316	1,709	2,360

Less : expense increases (decreases):
Consolidated revenue fund (CRF) increases:
Children (Table 1.5)	30	82	129	180
Communities (Table 1.6)	—	42	54	95
Skills and Training (Table 1.7)	105	58	58	89
Research and Innovation (Table 1.8)	134	—	—	—
Natural Resources and Sustainable Development (Table 1.9)	44	84	75	109
Tourism and International Opportunities (Table 1.10)	—	20	17	13
Negotiating framework	—	420	895	1,420
Reprofiling of 2010 Olympics Funding – Whistler Sliding Centre	(76)	76	—	—
Other allocations	—	48	82	115
Subtotal	237	830	1,310	2,021
Reduction in MOPD debt servicing costs	(60)	(93)	(47)	(63)
Ministry savings/contingencies used to fund priority spending	(237)	—	—	—
Other ministry savings net of statutory pressures	(86)	—	—	—
Net increase in CRF spending	(146)	737	1,263	1,958
Change in expenses recovered from external entities	(17)	(4)	52	70
Net spending changes for Crown agencies and the SUCH sector	(4)	(17)	(6)	182
Total expense increases (decreases)	(167)	716	1,309	2,210
Provision for negotiating framework incentive	(1,000)	—	—	—
Budget 2006 Updated Fiscal Plan	1,475	600	400	150

(1)          As stated in the Budget 2006 Consultation Paper - a revenue increase of $600 million was expected for 2008/09, assuming no increase in the spending base from 2007/08.

Table 1.3	Revenue by Source

	2005/06		Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09
($ millions)	September Update	Updated Forecast
Taxation revenue
Personal income	5,484	5,806	5,847	6,219	6,617
Corporate income	1,215	1,423	1,337	1,218	1,321
Social service	4,213	4,208	4,374	4,585	4,830
Fuel	915	904	923	953	984
Tobacco	690	690	690	690	690
Property	1,717	1,718	1,726	1,803	1,883
Property transfer	650	800	750	725	700
Other	561	590	571	581	592
	15,445	16,139	16,218	16,774	17,617
Natural resource revenue
Natural gas royalties	1,754	2,259	2,277	2,256	1,854
Columbia River Treaty	305	340	335	325	290
Other energy and minerals	775	781	808	711	661
Forests	1,246	1,203	1,083	972	965
Water and other resources	326	328	349	391	384
	4,406	4,911	4,852	4,655	4,154
Other revenue
Medical Services Plan premiums	1,438	1,432	1,414	1,421	1,429
Post secondary education fees	904	893	923	963	1,000
Other healthcare-related fees	179	204	191	191	192
Motor vehicle licences and permits	398	398	409	422	432
Other fees and licences	746	711	685	694	675
Investment earnings	818	846	819	872	910
Sales of goods and services	655	662	647	679	693
Miscellaneous	1,590	1,554	1,506	1,523	1,598
	6,728	6,700	6,594	6,765	6,929
Contributions from the federal government
Health and social transfers	4,180	4,233	4,403	4,924	5,018
Equalization	590	590	459	—	—
Other cost-shared agreements	853	857	867	875	834
	5,623	5,680	5,729	5,799	5,852
Taxpayer-supported programs and agencies	32,202	33,430	33,393	33,993	34,552
Commercial Crown corporation income
BC Hydro (before regulatory account transfers) (1)	329	220	18	135	33
Liquor Distribution Branch	779	779	798	820	836
BC Lotteries (net of payments to federal government)	892	892	932	971	1,026
BCRC (2)	39	(20)	84	21	1
ICBC (3)	224	171	131	126	120
Other	11	12	8	24	23
	2,274	2,054	1,971	2,097	2,039
Total revenue	34,476	35,484	35,364	36,090	36,591

(1)          The fluctuation in BC Hydro’s income is due to the combination and timing of low water inflows to reservoirs, forward energy prices and rising costs. In 2006/07, low reservoir water inflows will require more energy purchases at prices projected to be higher than the previous year. In 2007/08, inflows are expected to recover, enabling BC Hydro to improve its earnings by reducing purchases. In 2008/09, BC Hydro operating costs will increase significantly, primarily due to the amortization of newly completed capital projects and higher debt servicing costs from increased borrowing.

(2)          BCRC’s fiscal plan projections represent their earnings during government’s fiscal year. On BCRC’s fiscal year basis (December), the outlook is – 2005 (budget): $39 million; 2005 (forecast): $(20) million; 2006: $84 million; 2007: $21 million; 2008: $1 million.

(3)          ICBC’s fiscal plan projections represent their earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the outlook is – 2005 (budget): $285 million; 2005 (forecast): $193 million; 2006: $131 million; 2007: $126 million; 2008: $120 million.

Table 1.4	Expense by Ministry, Program and Agency (1)

($ millions)	2005/06		Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09
	September Update	Updated Forecast
Advanced Education	1,912	1,912	1,982	2,057	2,098
Education	5,076	5,076	5,196	5,220	5,249
Health	11,469	11,469	11,915	12,152	12,290
Subtotal	18,457	18,457	19,093	19,429	19,637
Office of the Premier	11	10	12	12	12
Aboriginal Relations and Reconciliation	34	34	33	32	32
Agriculture and Lands	285	221	226	230	210
Attorney General	461	461	476	480	478
Children and Family Development	1,637	1,637	1,836	1,909	1,942
Community Services	261	261	267	248	255
Economic Development	444	414	310	210	168
Employment and Income Assistance	1,353	1,353	1,369	1,399	1,416
Energy, Mines and Petroleum Resources	73	73	77	72	72
Environment	179	179	194	229	229
Finance	82	82	84	84	84
Forests and Range	860	834	933	961	976
Labour and Citizen’s Services	192	192	206	192	184
Public Safety and Solicitor General	526	561	548	556	556
Small Business and Revenue	45	45	45	45	45
Tourism, Sport and the Arts	181	181	204	121	102
Transportation	829	829	839	839	841
Total ministries and Office of the Premier	25,910	25,824	26,752	27,048	27,239
Legislation	51	51	51	51	52
Officers of the Legislature	46	46	27	24	24
BC Family Bonus	39	39	23	16	13
Management of public funds and debt	684	624	618	651	635
Contingencies – new programs	302	302	320	360	360
Contingencies – negotiating framework	—	—	420	895	1,420
Other appropriations	6	6	9	9	6
Subtotal	27,038	26,892	28,220	29,054	29,749
First Nations New Relationships Fund	100	100	—	—	—
Consolidated revenue fund expense	27,138	26,992	28,220	29,054	29,749
Expenses recovered from external entities	1,674	1,657	1,685	1,714	1,732
Grants to agencies and other internal transfers:
Taxpayer-supported Crown agencies	(974)	(996)	(674)	(611)	(610)
School districts	(4,438)	(4,400)	(4,490)	(4,515)	(4,524)
Universities	(981)	(1,008)	(1,069)	(1,077)	(1,074)
Colleges, university colleges, and institutes	(741)	(732)	(755)	(773)	(780)
Health authorities and hospital societies	(7,583)	(7,682)	(7,937)	(7,980)	(8,043)
Children and Family Development governance authorities	(395)	(404)	(606)	(694)	(1,156)
	(15,112)	(15,222)	(15,531)	(15,650)	(16,187)
Taxpayer-supported Crown agencies	2,137	2,168	1,802	1,984	1,952
SUCH sector and regional authorities:
School districts	4,781	4,777	4,864	4,856	4,869
Universities	2,454	2,420	2,532	2,658	2,768
Colleges, university colleges, and institutes	1,258	1,257	1,281	1,325	1,363
Health authorities and hospital societies (2)	8,159	8,260	8,456	8,500	8,608
Children and Family Development governance authorities	387	400	605	699	1,187
	19,176	19,282	19,540	20,022	20,747
Net spending of Crown agencies and the SUCH sector	4,064	4,060	4,009	4,372	4,560
Total taxpayer-supported expense	32,876	32,709	33,914	35,140	36,041

(1)	The 2005/06 budget estimate and updated forecast have been restated to reflect government’s current organization and accounting policies.
(2)	Excludes inter-entity transactions between health authorities and hospital societies.

Overall spending is forecast to increase by 3.7 per cent between 2005/06 and 2006/07, as funding is increased in most ministry budgets. Spending is forecast to rise a further 3.6 per cent in 2007/08 and 2.6 per cent in 2008/09. These spending increases now include the effect of upcoming public sector compensation increases as the government’s negotiating framework is now included in the fiscal plan.

Chart 1.2 Revenue and spending trends

The main risks to the government fiscal plan include economic fluctuations such as exchange rate or sudden natural gas or other commodity price changes, and potential changes to federal transfer allocations on the revenue side, as well as service demand pressures on the expenditure side. These and other risks are more fully described starting on page 48.

A $300 million forecast allowance is retained in 2005/06 to protect the bottom line against unanticipated revenue shortfalls or spending pressures that may arise before the end of the fiscal year. The fiscal plan also includes forecast allowances of $850 million in 2006/07, $550 million in 2007/08, and $400 million in 2008/09 to protect the fiscal plan from revenue risks such as sudden changes in natural gas prices and from spending pressures such as natural disasters.

The three-year fiscal plan conforms to the standards set by the accounting profession for senior governments in Canada referred to as generally accepted accounting principles or “GAAP”.

Consolidated Revenue Fund Spending

Consolidated Revenue Fund (CRF) spending is forecast to increase from $27.1 billion in 2005/06 to $29.7 billion by 2008/09 – a 9.6 per cent increase.

Chart 1.3 Consolidated Revenue Fund spending

This budget builds on the September Update’s commitment to seniors to provide enhanced funding for programs and services for children, skills and training initiatives and investments in natural resources and economic development, while continuing government’s commitments to health care and education.

Children

Budget 2006 invests $421 million over four years on programs and services for children. This funding is targeted to ensure the well-being of vulnerable children, to enhance programs and services to children with special needs and to support a quality education system for BC children.

Budget 2006 provides $72 million over three years to enhance existing programs and supports to care for and protect vulnerable children and youth, including child protection services and children in care. Program enhancements include strengthening of quality assurance and review functions within the Ministry of Children and Family Development; and additional supports and tools to caregivers, family members and ministry staff caring for children and youth at risk and vulnerable families. These include:

•                  more social workers and other front line staff to help vulnerable families and children and youth at risk;

•                  alternative dispute resolution processes, such as mediation and family group conferences for families;

•                  additional resources for grandparents and other relatives looking after children under kith and kin agreements; and

Table 1.5	Children

($ millions)	2005/06	2006/07	2007/08	2008/09	Total

Children at Risk	—	22	26	24	72
Additional children services	—	20	30	50	100
Child and youth mental health plan	—	—	17	17	34
Children and youth with special needs	—	7	13	16	36
Aboriginal governance of child and family services	—	5	13	13	31
Family Independence Fund	30	—	—	—	30
Fight against crystal methamphetamine	—	0.5	0.5	1	2
Investment in the K-12 education system	—	27	28	57	112
School Start-up supplement	—	1	1	2	4
Total children	30	82.5	128.5	180	421

•                  in recognition of rising transportation costs, the foster parent mileage rate will increase from $0.20 per kilometre to $0.30 per kilometre. This is the first increase in over ten years.

Budget 2006 provides $100 million over three years to provide additional services to children, including government’s response to the recommendations of the various external reviews of the child protection system. Government’s objectives are to bring services closer to communities, making them more effective, and targeting them on early intervention so that children can remain within their families and communities, while ensuring their safety and well-being.

An estimated 140,000 children and youth experience mental health disorders in British Columbia. The current phase (Phase 2) of the Ministry of Children and Family Development’s Child and Youth Mental Health Plan focuses on intervention and enhancing service capacity to assist children and youth with mental disorders. In 2005/06 funding for Phase 2 of the Child and Youth Mental Health Plan is $13 million, increasing to $27 million in 2006/07 and Budget 2006 provides additional funding of $17 million to increase total annual funding to $44 million in 2007/08.

Government continues to build on its ongoing investments in services benefiting children and youth with special needs. Budget 2006 provides $36 million over three years to reduce waitlists for services to children and youth with special needs and their families. This builds on the September Update which provided additional funding for assessments, reducing waitlists and services for school-aged children.

By 2008/09:

•                  3,050 additional children and families will receive Infant Development Program services. This program serves children from birth to age three who are at risk for, or who already have, a delay in development;

•                  5,200 additional children and youth will benefit from therapy programs;

•                  1,150 additional children between the ages of 6 to 12 years will access Supported Child Development. Supported Child Development provides a range of consulting and support services in order that children with special needs can be included in regular child care;

•                  1,000 children will receive specialized Fetal Alcohol Spectrum Disorder and other developmental behavioural intervention;

•                  800 additional families will benefit from respite; and

•                  650 additional children with complex needs will receive specialized services.

The Ministry of Children and Family Development continues the transition to new governance authorities for aboriginal and non-aboriginal child and family development services. Budget 2006 provides $31 million over three years for the planning and implementation of five regional aboriginal authorities. This funding is in addition to the $15 million increase provided in the September Update for 2005/06 to 2008/09. This funding shift will allow aboriginal communities to influence the full continuum of child and family development services and take action on issues affecting their children and families.

Budget 2006 includes a $30 million grant in 2005/06 for the Family Independence Fund. The Family Independence Fund will provide one-time capital grants to assist families with a child or adult with developmental disabilities keep the family member at home. Capital grants to eligible families can be used for home renovations including lifts, elevators and ramps, and accessible vehicles.

With respect to Early Learning and Child Care, the federal government has agreed to honour the first two years (2005/06 and 2006/07) of the five-year agreement made under the previous federal government. Until further details are made available, the initial commitment to BC made by the previous federal government will continue to be included as part of funding to children services.

Crystal Meth

Government reconfirms its commitment to protect BC’s youth from drugs and addiction by investing in the province’s ongoing fight against crystal methamphetamine (crystal meth). Budget 2006 provides $2 million over three years for the Crystal Meth Secretariat. The Crystal Meth Secretariat, under the Ministry of Public Safety and Solicitor General, will integrate and coordinate efforts to combat the production and use of crystal meth. This funding builds on government’s $7 million strategy to deal with addiction and prevention at the local level. The strategy includes initiatives to help communities fight crystal meth, and to support school-based initiatives, public awareness campaigns and targeted treatment programs.

Education

Budget 2006 provides $112 million over three years in increased funding beginning 2006/07. This is in addition to $325 million previously allocated, for a total funding increase of $437 million over three years. This does not include any funding for compensation increases under the negotiating framework.

Chart 1.4 K–12 budget increases

Per pupil funding for 2006/07 is estimated at $7,198 per student, a 1.5 per cent increase over 2005/06. Per pupil funding continues to grow to support student achievement despite declining enrolment projections. Enrolment is forecast to decline at an average of 1 per cent annually.

Chart 1.5 Student enrolment and per pupil funding (public schools)

Government continues to support the plan to ensure schools meet provincial seismic standards. A budget of $1.5 billion to support a seismic mitigation program has been established and is underway.

The School Start-up supplement is provided to assist families on income assistance, with school-aged children, with the costs of a new school year. Beginning the 2006/07 school year, the Ministry of Employment and Income Assistance will increase the School Start-up supplement from $42 to $84 per year for children between the ages of 5 and 11 years and from $58 to $116 per year for children between the ages of 12 to 18 years. The School Start-up supplement was last increased in 1993. Approximately 29,000 children on income assistance will benefit.

In addition to the $421 million in investments in child services, the Ministry of Children and Family Development is providing one-time grants out of its existing budget, totaling $25 million in 2005/06, to benefit children with special needs, children with life limiting illnesses and vulnerable families. These grants include:

•                  $10 million to the Vancouver Foundation to establish the Children and Youth with Special Needs Supports Fund. This fund will provide grants to assist eligible parents of children with special needs to access equipment, vehicle conversion and home renovations that will increase their child’s ability to access and participate in home and community life.

•                  $10 million to the Victoria Foundation to establish the Fetal Alcohol Spectrum Disorder (FASD) Action Fund. The purpose of the fund is to promote prevention, public education, and parent and caregiver education. As well, the fund will support three-year demonstration projects intended to focus on improving outcomes for children and youth with FASD through peer support, social and life skills development, transition supports and school based and other initiatives.

•                  A total of $3 million to the Law Foundation of BC ($2 million) and the British Columbia Dispute Resolution Practicum Society ($1 million). The funding will support the development of innovative dispute resolution processes in child welfare and build capacity for child protection mediation.

•                  A $2 million grant to Canuck Place Hospice. Canuck Place provides services for children with progressive life-limiting illnesses and their families. With this funding approximately 260 children and families will continue to receive services and supports.

Communities

Budget 2006 reconfirms government’s commitment to strengthen BC communities by investing $191 million over three years in areas such as housing, safety and supports to vulnerable individuals.

Budget 2006 invests $8 million over three years for housing and support services for people who are homeless. The Minister Responsible for Housing will provide:

•                  $5 million toward a multi-year homelessness initiative to develop transitional and supportive housing units; and

•                  $3 million for Homelessness Outreach Teams. The goal of this three-year pilot program is to reduce the number of homeless people living on the streets. Community providers will be contracted to engage homeless individuals and link them with appropriate services and housing, reducing the requirement for emergency services. The teams will be piloted mostly in the lower mainland and Victoria.

Budget 2006 fulfills government’s commitment to provide 5,000 new residential, assisted living and supportive housing beds by 2008. Budget 2006 includes $21 million over three years to Independent Living BC for 548 additional assisted living and supportive housing units for eligible lower income seniors and persons with disabilities.

The Ministry of Employment and Income Assistance budget includes an additional $16 million to provide for changes in caseload composition,

Table 1.6  Communities

($ millions)	2005/06	2006/07	2007/08	2008/09	Total

Homelessness
– Homelessness outreach teams	—	1	1	1	3
– Transitional and supportive housing	—	—	2	3	5
Independent Living BC	—	2	6	13	21
Income Assistance and supplementary benefits	—	—	—	16	16
Adult community living services	—	20	18	29	67
Traffic fine revenue sharing	—	7	7	7	21
Small community protection grants	—	7	14	21	42
Community Court Pilot	—	1	2	—	3
BC Coroners Service	—	4	4	5	13
Total communities	—	42	54	95	191

an increasing demand for supplementary benefits and other program enhancements. Supplementary assistance includes health and other supports, such as bus passes for low income seniors and persons with disabilities. Enhancements to Ministry of Employment and Income Assistance programs include:

•                  increasing the earnings exemptions for persons with disabilities from $400 per month to $500 per month and from $300 per month to $500 per month for persons with persistent multiple barriers; and

•                  extending the period of time a low income senior receiving the Senior’s Supplement may be absent from BC and still receive the supplement.

Budget 2006 also invests in other programs and services that assist people in need, including individuals with developmental disabilities. Community Living BC (CLBC) is a Crown agency with the mandate to provide community-based services to individuals with developmental disabilities. The number of people with developmental disabilities accessing residential and day support services and their acuity of need are increasing as a result of demographic trends and advancing technologies. Budget 2006 provides additional funding of $67 million over three years for services to individuals with developmental disabilities. This funding is in addition to the $132 million increase provided in the September Update for 2005/06 to 2008/09. Between 2005/06 and 2008/09, these funds will provide access to community living services for 1,960 additional individuals and a total of 5,300 new or enhanced supports to individuals with developmental disabilities.

In the September Update, government committed to return 100 per cent of net traffic fine revenue to municipalities for community policing, crime prevention and other initiatives to make communities safer. In Budget 2006, the Ministry of Community Services provides an additional $21 million over the next three years for traffic fine revenue sharing; grants will total $50 million annually in each of those years.

In addition, Budget 2006 reflects government’s commitment to double small community and regional district grants by providing an additional $42 million over the next three years, increasing annual grant funding from $27 million in 2005/06 to $48 million in 2008/09 and $54 million in 2009/10.

Budget 2006 provides $3 million for the Ministry of Attorney General’s Community Court pilot program. The objective of this program is to provide a more effective response to street crime offences by enhancing linkages between the legal system and social programs. With a focus on problem solving sentencing, rather than on the process of adjudication of guilt or innocence, the program will identify and separate offenders who require significant jail sentences from those who are willing and appropriate candidates for sentences including treatment and rehabilitation.

The BC Coroners Service is an independent, quasi-judicial agency that investigates all sudden, unexpected and unexplained deaths in the province by determining the medical cause of death and the contributing factors preceding the death and to make preventative recommendations based on the findings, where appropriate. Additional funding of $13 million over three years is provided to the Ministry of Public Safety and Solicitor General to increase capacity and to reduce backlog, including the child death reviews.

Shelter Aid for Elderly Renters (SAFER) provides monthly cash payments to subsidize rents for eligible BC residents who are age 60 or over and who pay more than 30 per cent of their gross monthly income on rent. Effective June 1, 2006, the 10-year eligibility requirement to reside in Canada will be eliminated. The program will be available to persons who reside in British Columbia for one year and are age 60 and over. The cost of this program enhancement will be managed with the Ministry of Forests and Range and the Minister Responsible for Housing’s budget. This builds on government’s commitment to ensure that BC seniors share in the success of the province. The September Update provided $8 million in 2005/06 and $17 million annually thereafter to increase the SAFER maximum rental ceiling by $90 in low cost areas and $180 in high-cost areas. As well, program eligibility was expanded to include owners of manufactured homes. These changes were estimated to increase the number of eligible program participants from 12,000 to 19,200 by March 31, 2007.

The Senior’s Supplement is a provincial monthly supplement provided to eligible seniors receiving the federal guaranteed income supplement. Approximately 47,000 low-income seniors currently receive a monthly benefit of up to $49 per single or up to $60 per partner in a married couple. Effective April 1, 2006, a senior receiving the Senior’s Supplement may be absent from BC for up to six months and still receive the monthly supplement.

Health Care

Budget 2006 reconfirms government’s commitment to health care and provides $301 million over three years in increased funding beginning in 2006/07. This is in addition to $1.65 billion previously allocated, for a total funding increase of $1.95 billion. This excludes the cost of upcoming wage settlements with doctors, nurses and other health care workers.

Chart 1.6 Ministry of Health budget increases

Examples of spending initiatives that are designed to increase access and services to the public include:

•                  $140 million over three years to provide start up costs and first year operating costs for the Abbotsford Regional Hospital and Cancer Centre which is due to open in the Spring 2008.

•                  $49 million in operating expenditures over three years for the expansion of critical and acute care beds at Surrey Memorial Hospital. This is the start of a five-year expansion project that will result in a new Ambulatory Care Facility, an expanded Emergency Room and additional renal dialysis capacity.

•                  More than $100 million over three years for operating costs associated with government's commitment to add 5,000 new residential care, assisted living, and supportive housing beds with home support by December 2008. This builds on the $75 million in each of 2005/06 and 2006/07 that was provided in the September Update to strengthen and modernise the full range of health care services for seniors, including purchasing temporary residential care and assisted living beds, increasing home support hours, enhanced adult day care, falls prevention, palliative care, health promotion programs, and acquisition of specialised equipment.

•                  $75 million over three years for surgical wait times initiatives such as the recently announced Centre for Surgical Innovation at UBC Hospital. The Centre will work in partnership with the Provincial Surgical Services Project to support dedicated operating rooms to help reduce patient surgical backlogs, and be responsible for championing change management and best practice across the province. Initially the Centre will focus on hip and knee surgeries.

•                  $60 million over three years for critical life supporting drugs and services for cancer, cardiac, renal and transplant patients; and

•                  $15 million over three years in additional funding for ActNow BC, which promotes healthy lifestyles including physical activity, healthy eating, living tobacco free, and healthy choices during pregnancy. This builds on the $100 million over three years provided for public health initiatives in the September Update.

Post-Secondary Education

Budget 2006 builds on government’s ongoing commitment to increase access to post-secondary education. Government recognizes that BC faces significant challenges now and into the future due to serious skill shortages in sectors such as health care, applied sciences, engineering and high technology. As such, Budget 2006 provides $161 million over three years beginning 2006/07. This is in addition to $300 million previously allocated, for a total funding increase of $461 million over three years. This does not include any funding for compensation increases under the negotiating framework.

Chart 1.7 Post-secondary education budget increases

Budget 2006 reconfirms government’s commitment to create, in partnership with the post-secondary sector, 25,000 new student spaces by 2010. Budget 2006 includes $40.3 million in 2008/09 to fund 4,394 new post-secondary seats. By the end of 2008/09, there will be over 20,000 new seats in the post-secondary system.

Chart 1.8 Public post-secondary student spaces increase

As of September 2005, future tuition increases at public post-secondary institutions have been limited to the rate of inflation. Recognizing this would impact the ability of some institutions to raise revenues, and to ensure that provincial seat growth targets continue to be met, the September Update provided $15 million to post-secondary institutions to address cost pressures in 2005/06. Budget 2006 builds on this investment by providing an additional $15 million in 2005/06 and $30 million annually over the next three years.

In addition, Budget 2006 includes $11 million to honour government’s commitment to fund a 1.5 per cent compensation increase negotiated under the previous wage mandate for unionized college and university support staff.

Economic Development

Achieving British Columbia’s Potential

Initiatives to facilitate and support economic growth are critical components of the provincial fiscal plan. These initiatives include investments in natural resource sectors, communities, current and future workers, and emerging economic sectors throughout the province.

Skills and Training

In Budget 2006 government continues its commitments to enhance post-secondary educational and training opportunities throughout the province, and also provides significant new investments in skills, training and research to ensure that the province has a well-trained workforce for the future.

Table 1.7  Skills and Training

($ millions)	2005/06	2006/07	2007/08	2008/09	Total
Industry Training Authority	—	13	13	13	39
Bladerunners	—	1	1	1	3
ESL funding	—	1	2	2	5
First Nations computer training	—	8	9	—	17
Mining training	—	2	—	—	2
Community Volunteer Program	—	3	3	3	9
Research in sciences and engineering	50	—	—	—	50
World Centre for Digital Media Education	40	—	—	—	40
Post-secondary seat expansion	15	30	30	70	145
Total spending initiatives	105	58	58	89	310
Tax credits for training initiatives	—	30	30	30	90
Total	105	88	88	119	400

New skills and training funding in Budget 2006 includes:

•                  $39 million in additional funding to the Industry Training Authority for increased apprenticeship training through public and private training institutions.

•                  $3 million for Bladerunners, an internationally recognized, award winning youth employment program assisting multi-barrier and disadvantaged youth in gaining on the job construction training and apprenticeships. The Bladerunners program is currently being utilized on the Vancouver Convention Centre Expansion Project. The new funding in Budget 2006 will enable the expansion of this successful program to other communities, such as Prince George.

•                  $5 million for ESL training, allowing new immigrants to integrate into the community and enter the workforce more quickly.

•                  $17 million to extend broadband Internet access, and to provide equipment and training to 117 First Nations.

•                  $2 million for mineral exploration and mining training, and hands-on experience for youth in prospecting and environmental remediation. These initiatives build on government’s existing partnerships with the oil and gas industry to build the Oil and Gas Centre for Excellence in Fort St John, which will accommodate an additional 180 students training spaces.

•                  $9 million for the Community Volunteer Program, enabling 2,500 additional income assistance recipients to receive up to $100 per month for clothing and other expenses related to performing volunteer work in their communities.

•                  $50 million in funding for the Natural Resources and Applied Science endowment to support economic development and diversification through research in sciences and engineering through grants and fellowships.

•                  $40.5 million in funding toward a new World Centre for Digital Media Education. In partnership with industry, this initiative will support further economic diversification through development of a new graduate program in digital media, capitalizing on the province’s position as Canada’s largest digital media cluster.

•                  From 2005/06 to 2008/09 the province will provide $145 million in additional operating funding to post-secondary institutions to support the creation of 25,000 new student spaces by 2010. By 2009 over 20,000 new student spaces will have been created throughout the province, representing a significant enhancement in post-secondary access for students. Effective September 2005 the province also limited future tuition increases to the rate of inflation, further assisting students in obtaining the training and education they need.

•                  In addition to the above spending initiatives, Budget 2006 also includes $90 million of income tax credits for training initiatives from 2006/07 – 2008/09 (for details on tax measures, see Part 2 - Tax Measures).

•                  In addition to these new spending and tax initiatives, the province has already committed $16 million to the Skills Connect and the International Qualifications programs. These programs provide training and services to new immigrants and assist employers and new immigrants in obtaining faster recognition of foreign training credentials. Provincial funding for these initiatives will leverage over $10 million in federal funding for these programs.

Research and Innovation

The province is also investing in the enhancement of research and innovation throughout the province, with the following investments funded through ministry budgets and the Contingencies Vote in 2005/06:

•                  $115 million to support life sciences research in the province, and attract, train and support health researchers in British Columbia through $45 million in funding for Genome BC and $70 million in funding for the Michael Smith Foundation.

•                  $4 million in funding for a Cancer Chair at the Canadian Cancer Society, BC and Yukon Division, and $15 million in funding for the Pacific Alzheimers Research Foundation, toward research in these critical areas.

In addition to these investments, the Ministry of Advanced Education will provide over $750 million in capital funding in Budget 2006 for post-secondary institutions to accommodate seat growth, replace existing infrastructure and increase research capacity throughout the province.

Table 1.8  Research and Innovation

($ millions)	2005/06
Genome BC	45
Michael Smith Foundation	70
Canadian Cancer Society, BC and Yukon Division	4
Pacific Alzheimers Research Foundation	15
Total	134

Municipal and Regional Infrastructure

Budget 2006 includes $114 million in grants to communities for investment in new municipal infrastructure, including water and sewer projects. This is in addition to the $635 million that municipalities will receive over the next five years through the New Deal with the federal government.

Natural Resources and Sustainable Development

Natural resources are a vital component of the provincial economy. The province continues to invest in initiatives to facilitate sustainable growth of this sector to provide opportunities for workers and communities, while at the same time funding initiatives to protect the environment.

New initiatives funded in Budget 2006 include:

•                  $113 million in funding dedicated to address the impacts of the mountain pine beetle outbreak. $38 million will be dedicated to additional resources for timber administration, road maintenance and land use planning associated with increased timber harvest levels. $75 million will be dedicated to the Forests for Tomorrow program to reforest destroyed areas quickly and efficiently. This funding builds upon the $101 million in provincial funding and $100 million in federal funding for 2004/05 to 2007/08, aimed at combating the beetle spread and mitigating damage. The province is continuing to pursue additional federal funding for these forestry initiatives in recognition of the impact of the mountain pine beetle on BC and the potential impact on the rest of Canada.

•                  $12 million for the Forest and Range Practices Act (FRPA) Resource Evaluation Program to monitor the success of FRPA in meeting government’s objectives for sustainable forest and range management.

•                  $129 million in funding for initiatives targeting the oil and gas sector. $125 million will be dedicated through the transportation investment plan for the heartlands oil and gas road rehabilitation strategy, to upgrade roads and lengthen the winter drilling season. $4 million in funding will support enhanced environmental stewardship initiatives in oil and gas exploration areas.

Table 1.9 Natural Resources and Sustainable Development

($ millions)	2005/06 (1)	2006/07	2007/08	2008/09	Total
Mountain pine beetle (MPB)
– Increased timber harvest levels	—	11	13	14	38
– Forests for Tomorrow	—	21	10	44	75
Resource evaluation program	—	4	4	4	12
Oil and gas					—
– Heartlands oil and gas road rehabilitation strategy	—	42	42	41	125
– Environmental stewardship	—	2	1	1	4
Animal Health Centre	—	1	2	2	5
Front Counter BC	—	1	1	1	3
Environmental assessment and permitting	—	2	2	2	6
Coastal economic development and conservation	30	—	—	—	30
Living Rivers Trust	14	—	—	—	14
Total	44	84	75	109	312

(1) One time funding in 2005/06.

•                  The province has also enhanced royalty credits for the oil and gas sector, to further encourage exploration and investment in infrastructure.

•                  $5 million for the operation of a containment level 3 lab of the Animal Health Centre in Abbotsford, and $13 million for construction of the lab. The high security lab will facilitate testing for dangerous pathogens, such as BSE and avian flu, in a safe and secure environment. This lab will provide rapid assessment that will enhance service to the agricultural sector while also performing a critical public health service.

•                  $3 million for Front Counter BC, a single window service initiative to provide client focused assistance to small and medium business operators in obtaining land use and resource authorizations.

•                  $6 million to enhance the capacity of the Ministry of Environment to assess permitting requests under the Wildlife Act, Parks Act and Environmental Management Act in a timely manner, and to build capacity of the Environmental Assessment Office (EAO) to address environmental assessments throughout the province in a timely manner. This is in addition to the increase of $5 million over 3 years previously committed for the EAO in the September Update.

•                  $30 million for economic development and conservation management initiatives within the central coast, north coast and the Queen Charlotte Islands. This funding is anticipated to leverage investments from not-for-profit groups and the federal government, but the province is committed to provide $30 million for these purposes in the absence of a multi-party agreement.

•                  $14 million for the Living Rivers Trust Fund, fulfilling the province’s commitment to triple funding for this initiative.

These new initiatives build upon the significant commitments that the province has already made to environmental protection and sustainable development throughout the province, including:

•                  $17 million to increase the number of park rangers and conservation officers, and provide employment opportunities and training for youth through the BC Conservation Corps.

•                  $68 million for the investigation and remediation of contaminated sites on Crown land.

•                  $8 million to implement the Drinking Water Protection Act, including research into the protection of surface and ground water from contaminated sites.

•                  $16 million for cross-government land use planning activities including completion and implementation of land and resource management plans. This will result in increased certainty for communities, First Nations and industry by confirming environmental, economic and cultural objectives on provincial land.

Tourism and International Opportunities

Budget 2006 provides funding for tourism initiatives that support the objective of doubling the tourism industry by 2015, as well as funding for initiatives to take advantage of the province’s international exposure.

Table 1.10 Tourism and International Opportunities

($ millions)	2006/07	2007/08	2008/09	Total
Tourism initiatives	5	5	5	15
Gateway tourism centres	6	—	—	6
All season resort and adventure tourism opportunities	2	2	1	5
Hosting major sporting events	1	1	1	3
Asia Pacific and leveraging the 2010 Olympics	6	9	6	21
Total	20	17	13	50

New initiatives funded in Budget 2006 include:

•                  $15 million for new tourism initiatives through the Ministry of Tourism, Sport and the Arts.

•                  $6 million for gateway tourism centres at the Peace Arch and in Merritt. This builds on previous funding of $3 million in 2004/05 for visitors centres in Osoyoos and Golden.

•                  $5 million for development of all seasons resorts, adventure tourism and public recreation opportunities, as part of the provincial Resorts Strategy.

•                  $3 million for hosting major international, national and community-based sporting events. This funding will allow the province to build on the successes of recent events held in the province, as well as hosting the 2010 Olympic and Paralympic Winter Games.

•                  $21 million for initiatives designed to promote foreign direct investment in the province, as well as take advantage of economic opportunities presented by the 2010 Games and the province’s Asia Pacific focus. The Commerce Centre in the Ministry of Economic Development provides industry with information and support on bid opportunities for both the 2010 Games and other Olympic Games. In-market representatives in the Asia-Pacific region will promote the province in target markets.

These initiatives are in addition to the $150 million that Tourism BC will spend from 2006/07 to 2008/09 on marketing the province in Canada and abroad.

Vancouver Convention Centre Expansion Project (VCCEP)

The Vancouver Convention Centre Expansion Project (VCCEP) represents a significant investment in tourism for the province. The total budget for this project is $615 million. This includes expansion, upgrades of the existing Vancouver Convention and Exhibition Centre, and interconnection of the existing and new facilities. Funding for the project is from the province ($272.5 million), the federal government ($222.5 million), Tourism Vancouver ($90 million) and from upfront payments related to commercial agreements ($30 million). The provincial contribution may be reduced if more than $30 million is realized upfront from commercial arrangements.

Table 1.11 Vancouver Convention Centre Expansion Project Funding

($ millions)	Prior years	2005/06	2006/07	2007/08	2008/09	Total
Funding Sources
Provincial contribution	132	70	71	—	—	273
Contribution funded on behalf of Tourism Vancouver	9	19	30	25	7	90
Total funding by province (Ministry of Tourism, Sport and the Arts)	141	89	101	25	7	363

Provincial funding to the end of 2005/06 will be $230 million, including $28 million contributed on behalf of Tourism Vancouver. Further expenditures over the three-year fiscal plan period will total $133 million. Over time, Tourism Vancouver will reimburse the province for the $90 million contributed on its behalf.

2010 Olympic and Paralympic Winter Games (2010 Olympics)

The province has committed $600 million towards funding for the 2010 Olympics. This includes the provincial contribution towards components that are jointly funded with the federal government including venues, security, venue operating trust, live sites, and the Paralympic Games. It also includes the provincial commitment to medical costs, First Nation, sports and municipal legacies, and a $131.5 million contingency against unbudgeted costs. Budget 2006 includes $259 million for expenditures within the $600 million envelope. Coupled with expenditures to the end of 2005/06, expenditures to

Table 1.12  2010 Olympics Funding

($ millions)	Prior years	2005/06	2006/07	2007/08	2008/09	Total	Provincial Envelope
Venues and Live Sites	81	6	140	19	9	255	255
Venues endowment	55	—	—	—	—	55	55
Medical and security	1	2	10	27	27	67	100
Paralympic Games	—	—	—	—	—	—	20
First Nations sports and municipal legacies	3	8	17	7	3	38	38
Olympic contingency allocations (1)	—	—	—	40	40	80	132
Total contribution to provincial commitment	140	16	167	93	79	495	600

(1)          Notionally allocated within the contingencies vote.

the end of 2008/09 are expected to be $415 million. In addition, Budget 2006 includes $40 million in the Contingencies Vote in each of 2007/08 and 2008/09 to cover potential increases, including cost escalation related to venues. This leaves $54 million for planned expenditures and $51.5 million in contingency for 2009/10.

Transportation Investment Plan

Budget 2006 updates and builds on the government’s three-year transportation investment plan. The current plan reflects the following changes from the previous three-year plan:

Table 1.13 Transportation Investment Plan

($ millions)	2005/06 Update	2006/07	2007/08	2008/09	3-Year Total
Fuel tax revenues	214	222	229	236	687

Additional provincial investments:
– Rehabilitation	150	146	146	146	438
– Interior and rural side roads	78	75	75	55	205
– Heartlands oil and gas road rehabilitation	39	42	42	42	126
– Mountain pine beetle strategy	—	30	30	30	90
– Highway 1 – Kicking Horse Canyon	25	46	16	5	67
– Sea-to-Sky highway	102	121	138	137	396
– William R Bennett Bridge and east approach	25	54	45	16	115
– Border crossing infrastructure	51	27	15	1	43
– Gateway program	50	93	71	155	319
– Okanagan Valley corridor	17	11	11	33	55
– Cariboo connector program	11	15	31	20	66
– Other highway corridors and programs	152	118	82	83	283
– Airports and ports	10	26	12	10	48
– Canada Line Rapid Transit Project	84	—	118	—	118
Total provincial investment	794	804	832	733	2,369

Investments funded through contributions from other partners

– Richmond-Airport-Vancouver Rapid Transit Project (contributions from the federal government; Greater Vancouver Transportation Authority; Vancouver Airport Authority; and private sector partner)	305	605	521	202	1,328
– Border crossing infrastructure (federal contribution)	29	23	17	3	43
– Other federal contributions to projects	30	46	48	53	147
Total investments funded through contributions from other partners	364	674	586	258	1,518

•                  Interpretation of accounting policy now requires that transportation assets acquired through public private partnerships be recorded as assets with offsetting liabilities as the assets are constructed. In particular, construction costs incurred by private sector partners for the Sea-to-Sky, Kicking Horse Canyon and William R. Bennett Bridge are recorded as assets and liabilities of the province as they are constructed; these assets and liabilities were previously assumed to be recorded on the province’s books when the projects were completed. The effect of this change in accounting policy interpretation means that assets and liabilities are now recorded earlier than initially forecast, however there is no change in the payments being made by the province through the public private partnership agreements.

•                  The province has committed to continue supporting the economic development of the oil and gas sector by extending, for a further three years, the funding for the heartlands oil and gas road rehabilitation program through the BC Transportation Financing Authority.

•                  The province will also invest $90 million in additional road rehabilitation to manage the impacts of the intense harvesting required under the Mountain Pine Beetle Strategy.

The province remains committed to securing federal cost sharing on all eligible projects and programs, and leveraging additional investments through partnerships with private partners.

Between 2006/07 and 2008/09 the updated transportation plan provides:

•                  $2.4 billion of provincial investment in transportation infrastructure; and

•                  $1.5 billion of investment leveraged through federal cost-sharing and partnerships with private partners, local governments and other agencies.

The three-year transportation plan includes $319 million in provincial funding for the Gateway program. The Gateway program has three key projects, the North Fraser Perimeter Road, South Fraser Perimeter Road and the Port Mann/Highway 1 project. The federal Pacific Gateway Strategy has committed funding to the North and South Fraser Perimeter projects, but no federal funding commitment has been made to the Port Mann/Highway 1 project yet. Bridge tolling is considered to be a financing option for a portion of the Port Mann/Highway 1 project.

The province is committed to an overall provincial capital plan that is affordable today and in the future. In evaluating affordability for taxpayers the province looks at the capital spending and debt of all sectors, including the transportation sector.

Other changes

Budget 2006 reflects the full incorporation of Land and Water BC Inc. (LWBC) programs and resources into ministry budgets. LWBC will be legally dissolved by March 31, 2006. The transfer of BC Buildings Corporation into the Ministry of Labour and Citizens Services is underway and is planned to be completed by April 1, 2006.

Regional Authority Expenses

The Ministry of Children and Family Development continues the transition to establishing new governance authorities for child and family development services. The establishment of regional aboriginal authorities as legal entities will occur in 2006/07, followed by regional children and family authorities in 2007/08. The authorities will assume responsibility under legislation for the delivery of services over time.

Taxpayer-supported Crown Corporation and Agency Expenses

Taxpayer-supported Crown corporations and agencies provide a number of services to the public. These agencies are primarily funded by the provincial government, but may also have outside sources of revenue. Some of the services provided by taxpayer-supported Crowns are highway construction (BC Transportation Financing Authority), property assessment, (B.C. Assessment Authority), social housing (BC Housing Management Commission), transit services (BC Transit), and legal services (Legal Services Society).

As the taxpayer-supported Crown agencies receive most of their funding via grants from ministry budgets, their impact on total government spending is the amount by which their total spending exceeds any grants and transfers made to these entities by the ministries and special offices.

At $1,128 million, net spending forecast by taxpayer-supported Crown agencies for 2006/07 is $82 million higher than the projection in the September Update. This increase mainly reflects higher operating costs for BC Transportation Financing Authority, and increased budget for BC Housing Management Commission due to the devolution of federal social housing administration in British Columbia. The devolution will also include the funding that the federal government directs towards social housing in British Columbia, resulting in no net impact to the fiscal plan.

Revenue and spending of taxpayer-supported Crown agencies are combined with CRF revenue and expenses in Tables 1.3 and 1.4. Revenues and expenses for individual taxpayer-supported Crown agencies are provided in Appendix Table A9.

SUCH Sector Expenses

The SUCH sector is comprised of the school districts; universities; colleges, university colleges, and institutes; and the health authorities and hospital societies. The government funds these organizations that in turn deliver education and health care services to British Columbians on the government’s behalf.

For some of these organizations, such as the school districts and health authorities, government transfers and fees cover most of their operating costs. For other organizations, such as universities and colleges, their operating costs are only partially funded by government, with the remaining revenues raised from outside sources. Revenue and spending of the SUCH sector entities are combined with CRF revenue and expenses in Tables 1.3 and 1.4. However, revenues and expenses for individual SUCH entities are detailed in Appendix Table A9.

SUCH sector expenses in excess of government transfers are forecast to be $2.9 billion in 2005/06. This amount is offset by the SUCH sector’s own source revenue in determining the bottom line impact of the SUCH sector.

•                  Projected spending by school districts for 2005/06 is $4 million lower than the September Update fiscal plan. The decrease reflects unspent salary savings related to the teachers’ job action.

•                  Projected spending by universities and colleges for 2005/06 is $35 million lower than the September Update fiscal plan. UBC Okanagan costs are lower than expected due to delay in operational startup.

•                  Projected spending by health authorities and hospital societies for 2005/06 is $101 million higher than the September Update fiscal plan. The is a result of additional expenditures related to surgeries, nurses training, and increased staffing levels to provide additional services to a growing and aging population.

Revenue

Government revenue includes the combined revenues of the CRF, taxpayer-supported Crown agencies, the SUCH sector, and the net income of commercial Crown corporations. Following growth of 14.4 per cent in 2004/05, revenue is forecast to total $35,484 million in 2005/06, up 6.8 per cent over 2004/05 (see Table 1.3).

Chart 1.9 Revenue forecast

The 2005/06 forecast includes the effects of 6.3 per cent nominal GDP growth in 2005 resulting in improved taxation revenue; increasing federal transfer payments; and the impact of rising natural gas prices. These improvements are partially offset by falling revenues from forests, commercial Crown income and the effect of tax measures announced since Budget 2004. These measures, introduced in February 2005, the September Update and Budget 2006, include a reduction in the social service tax rate, introduction of the personal BC Tax Reduction credit aimed at low and modest income taxpayers, enhancing the Medical Services Plan premium assistance and a reduction in the general corporate tax rate.

In 2006/07, revenue is forecast to decline 0.3 per cent reflecting tax measures announced in Budget 2006, lower equalization revenue, a reduced forecast of fees and other miscellaneous sources and the effect of falling lumber prices

Chart 1.10 Revenue changes from September Update

and forest harvest volumes. Budget 2006 tax measures totaling $253 million include increases to the home owner grants, $58 million in reduced social service tax revenue and $63 million in increased personal income tax credits including $30 million for training initiatives (for details on tax measures, see Part 2: Tax Measures). These annual decreases are partially offset by the impact of 5.7 per cent nominal GDP growth and rising health and social federal government transfers.

In 2007/08, revenue is projected to increase 2.1 per cent, incorporating the effects of 4.7 per cent nominal GDP growth, 11.8 per cent higher health and social federal government transfers and rising commercial Crown net income.

Table 1.14  Assumptions Underlying Main Revenue Changes

	September 14, 2005				February 21, 2006
	2005	2006	2007	2008	2005	2006	2007	2008

Personal income	4.9%	4.8%	4.5%	4.5%	5.3%	5.2%	4.7%	4.5%
Labour income	5.2%	4.9%	4.9%	4.8%	5.8%	5.1%	5.1%	4.9%
Corporate profits	6.8%	5.0%	5.9%	5.9%	7.4%	7.8%	5.2%	5.0%
Employment	2.7%	2.0%	1.9%	1.9%	3.3%	2.0%	2.0%	2.0%
Population	1.1%	1.1%	1.1%	1.1%	1.3%	1.1%	1.3%	1.2%
Retail sales	5.7%	5.2%	4.9%	4.7%	6.1%	5.7%	5.1%	5.1%
Nominal GDP	5.5%	5.1%	4.9%	4.9%	6.3%	5.7%	4.7%	4.7%
Real GDP	3.4%	3.2%	3.1%	3.1%	3.6%	3.3%	3.1%	3.1%
Exchange rate	81.4	83.0	83.5	83.5	82.5	86.2	85.2	85.0
SPF 2X4 price ($US/1000 bd ft)	$360	$300	$300	$300	$355	$338	$300	$300
Hemlock price ($US/1000 bd ft)	$534	$538	$550	$550	$540	$556	$550	$550

	2005/06	2006/07	2007/08	2008/09	2005/06	2006/07	2007/08	2008/09

Natural gas price ($Cdn/gigajoule, plant inlet)	$6.51	$6.15	$6.11	$5.64	$8.45	$8.55	$8.27	$6.87
Electricity price (Mid-Columbia, $US/mega-watt hour)	$59	$61	$59	$56	$67	$71	$72	$66
Crown harvest volumes (million cubic metres)
Interior	51.5	48.6	48.6	48.6	56.0	52.0	52.0	52.0
Coast	17.0	17.4	17.4	17.4	15.5	16.0	16.0	16.0
Total	68.5	66.0	66.0	66.0	71.5	68.0	68.0	68.0

These annual increases are partially offset by declining corporate income tax revenue due to lags in the federal government’s collection and instalment payment systems, lower forests revenue, the effects of falling coal and metal prices and an assumed zero equalization entitlement.

In 2008/09, revenue growth is expected to moderate to 1.4 per cent annual change as the impacts of 4.7 per cent nominal GDP growth are partially offset by the effects of falling natural gas prices.

Key assumptions and sensitivities relating to revenue are provided in Appendix Table A10.

Revenue changes since September Update

Compared to the September Update, revenue is forecast to be $1,008 million higher in 2005/06, up $966 million in 2006/07 and $959 million higher in 2007/08 reflecting an improved economic outlook and higher commodity prices, particularly natural gas. The main areas of change are:

Table 1.15  Revenue changes since the September Update

($ millions)	2005/06	2006/07	2007/08
Taxpayer-supported revenue changes:
Personal income tax prior-year adjustment	158	—	—
Personal income tax base	164	173	211
Corporate income tax	208	114	119
Social service tax	(5)	(53)	(64)
Fuel tax	(11)	(24)	(26)
Property	1	(63)	(56)
Property transfer tax	150	150	175
Energy and minerals	546	625	532
Forests	(43)	76	(36)
Health and social federal transfers	53	(142)	64
Equalization	—	459	—
Other federal transfers	4	50	156
Other sources	3	(111)	(16)
	1,228	1,254	1,059
Commercial Crown corporation income changes:
BC Hydro (before regulatory account transfers)	(109)	(315)	(121)
Liquor Distribution Branch	—	4	11
BC Lotteries	—	(10)	(50)
BCRC	(59)	38	(5)
ICBC	(53)	6	65
Other commercial Crown corporations	1	(11)	—
	(220)	(288)	(100)
Total revenue changes	1,008	966	959

•                  Personal income tax – up $322 million in 2005/06 including a $158 million prior-year adjustment due to higher 2004 revenues. This, combined with stronger economic activity and personal and labour income growth, results in a $172 million base improvement in 2005/06, rising to $274 million by 2007/08. These impacts are partially offset by $63 million of tax measures introduced in Budget 2006, including a $25 million dividend tax credit enhancement to parallel the new federal government tax credit and $30 million for initiatives to increase the availability of training opportunities and initiatives (for details on tax measures, see Part 2: Tax Measures).

Table 1.16 Personal income tax revenue changes since the September Update

($ millions)	2005/06	2006/07	2007/08
Prior-year adjustment	158	—	—
Personal income tax base before measures	172	236	274
Tax measures	(8)	(63)	(63)
Total changes	322	173	211

•                  Corporate income tax – up $208 million in 2005/06, $114 million in 2006/07 and $119 million in 2007/08 due to improved outlooks for BC and national corporate profits and tax bases beginning in 2004. The increase in 2005/06 includes a $111 million higher prior-year adjustment for underpayments in 2004. The forecast also incorporates the extension of enhanced tax credit rates for film and production services.

•                  Social service tax – down $5 million, $53 million and $64 million over the three-year period, 2005/06 to 2007/08, mainly due to tax measures totaling $58 million introduced in Budget 2006. These measures include an exemption on labour services for software installation and maintenance, increasing the passenger vehicle surtax threshold, expanding the eligibility on machinery and equipment exemptions and repealing the tire environmental levy (for details on tax measures, see Part 2: Tax Measures).

•                  Fuel tax – down $11 million, $24 million and $26 million over the three years reflecting a lower 2005/06 base due to reduced consumption and the impact of a new tax measure introduced in Budget 2006 to expand eligible uses of coloured fuel.

•                  Property tax – up $1 million in 2005/06 and down $63 million and $56 million in the next two years, as the effect of new tax measures introduced in Budget 2006 to increase the basic home owner grant and grants to seniors, the disabled and veterans is partially offset by a higher 2005/06 base.

•                  Property transfer tax – up $150 million in 2005/06 and 2006/07 and $175 million higher in 2007/08 due to the very strong housing market this year. The forecast assumes annual declines of $25 million to $50 million reflecting moderation in sales activity.

•                  Energy and minerals – Natural gas royalties are forecast to be up $505 million, $563 million and $492 million since September Update due to higher natural gas prices, partially offset by weaker production volumes. The revenue forecast from other energy and mineral sources is up $41 million, $62 million and $40 million in the revised three year plan due to the effect of higher electricity and metal prices and increased revenue from the sale of Crown land drilling rights, partially offset by lower coal and petroleum revenues due to declining production volumes.

•                  Forests – down $43 million in 2005/06 as the effect of increased Interior harvest volumes is more than offset by weaker Coastal activity and a higher exchange rate. In 2006/07, revenue is up $76 million as the effects of increased Interior harvest volumes, a lower tariff and higher spruce-pine-fir prices are partially offset by the impacts of a higher exchange rate, weaker Coastal activity and policy changes intended to better align Coastal stumpage rates to market conditions. In 2007/08, revenue is expected

Table 1.17 Forests revenue changes since the September Update

($ millions)	2006/07	2007/08

Increased Interior harvest volume	35	35
Lower tariff, partly offset by higher exchange rate	15	15
Higher spruce-pine-fir prices	70	—
Coastal stumpage adjustments	(25)	(60)
Other (mainly weaker Coastal activity, higher exchange rate)	(19)	(26)
Total changes	76	(36)

to be $36 million lower mainly due to the impacts of continuing Coastal stumpage policy changes, weaker Coastal activity and a higher exchange rate. Table A10 provides more details on planned changes to Coastal forest policy.

•                  Federal government contributions – up $57 million, $367 million and $220 million from the September Update. The increase in 2005/06 reflects higher health and social transfers due to an increased BC population share and a higher forecast of national tax points. In 2006/07, equalization revenue is assumed to be $459 million compared to zero at budget due to the announcement on November 8, 2005 of a one-year extension of the current method of determining entitlement. This is partially offset by reduced health and social transfers due to the interaction of these programs with equalization transfers. In 2007/08, revenue from other federal transfers is up $156 million due to higher contributions in support of ministry operations and increased forecasts provided by taxpayer-supported Crown corporations and the SUCH sector.

In respect of the Early Learning and Child Care agreement as of September 2005, the revenue forecast includes $147 million in 2006/07 (including $62 million deferral from 2005/06) and $152 million each year in 2007/08 and 2008/09. The federal government has agreed to honour the first two years (2005/06 and 2006/07) of the five-year agreement made under the previous federal government. Until further details are available, the initial commitment to BC made under the previous federal government will continue to be included as part of the fiscal plan for 2007/08 and 2008/09. The forecast also assumes zero equalization transfers beginning in 2007/08, no additional federal transfers to combat the mountain pine beetle infestation, and does not include any amount for BC’s share of corrections to the federal/provincial fiscal imbalances.

Commercial Crown Corporation Income

•                  British Columbia Hydro and Power Authority – BC Hydro’s current income projections (before regulatory account transfers) for each year are down compared to the same years in the September Update fiscal plan (see Table 1.15). Energy cost increases, due to a low January inflow forecast and resulting higher purchases to meet domestic demand at higher market prices, are only partially offset by higher domestic revenue and additional energy trade revenues. Inflows into BC Hydro’s reservoirs are forecast to be 90 per cent of normal this year, resulting in significant reductions to income mainly in 2006/07 (low water inflows mean less hydro generation and higher than normal market purchases).

BC Hydro is also experiencing increased operating expenses, primarily due to growth in demand and removal of mountain pine beetle infested trees from rights-of-way. Reduced income is expected to result in additional borrowing to meet cash requirements and higher interest costs in the next two years. For 2008/09, higher energy costs, operating expenses and finance charges, partially offset by additional revenue from domestic demand, are projected to further impact BC Hydro’s income, resulting in $102 million lower income than in 2007/08.

BC Hydro has not included any rate increases in its forecast, and plans to file a revenue requirements application with the BC Utilities Commission in the spring of 2006.

•                  British Columbia Liquor Distribution Branch – LDB’s annual net income projections in the fiscal plan are up slightly compared to the projections in the September Update. Increased sales and lower than anticipated product cost increases are projected to compensate for a higher than anticipated shift in market share to licensee retail stores and higher operating costs. LDB projects sales volume growth will continue to average 1 per cent per year.

•                  British Columbia Lottery Corporation – BC Lotteries has lowered its 2006/07 and 2007/08 net income projections since the September Update fiscal plan, reflecting a lower anticipated growth trend in gaming activity. Casino revenue continues to show strong growth, resulting in higher revenue projections from this source. However, lottery and bingo revenue projections have been revised downward due to lower player participation in lottery games, a continuing downward trend in traditional bingo play, and a slower than planned build-out of community bingo gaming centres. The 2008/09 projection in the current fiscal plan is an extension of the revised growth trend.

A large portion of BC Lotteries’ transfers to government is redistributed to charities and local governments. For 2005/06, the government forecasts that it will distribute $209 million of gaming proceeds as follows: $137 million to charities, $67 million to local governments, and $6 million for horseracing purse enhancement. The net proceeds after distributions will be $683 million, of which $147 million is allocated to the Health Special Account and $536 million will go into general revenue to fund healthcare, education and social services. The distribution of gaming proceeds to charities and local governments is projected to increase to $223 million in 2006/07, $238 million in 2007/08, and $255 million in 2008/09.

On February 2, 2006, BC Lotteries announced the creation of SportsFunder, a new suite of lottery games carrying the 2010 Olympic logo, which will generate an estimated $20 million for amateur sport in British Columbia. Funds generated through the sale of SportsFunder products will be targeted at four areas:

–                 Sport BC’s KidSportTM program, providing sport registration grants to financially disadvantaged children;

–                 Game Plan/Team BC, providing support for high-performance BC athletes;

–                 financial assistance for coaching development; and,

–                 travel assistance for BC athletes to attend sporting competitions.

•                  British Columbia Railway Company – BCRC’s income projections for the fiscal plan have changed from the September Update, primarily due to changes in the timing of property disposals. The reduction in 2005/06 also includes the write-down of assets and an increase to environmental provisions for its Vancouver Wharves subsidiary. The BCRC forecast assumes ongoing ownership of the Port Subdivision subsidiary.

•                  Insurance Corporation of British Columbia – ICBC’s revisions to its outlook presented in the September Update reflects increasing claims costs, a change in claims valuation, and its submission to the BC Utilities Commission for increases to basic insurance rates. Based on the latest actuarial evaluation, increasingly higher costs primarily from injury claims are projected to have a $308 million negative impact on claims expense in 2005. The actuarial evaluation also resulted in ICBC having to expense $109 million in deferred premium acquisition costs in order to match the revised claims expense profile. This impact was partially offset by higher than expected premium revenue and investment income, and by the removal of margins on unpaid claims that had been in place to support low capitalization levels.

ICBC’s revenue projections for 2006 to 2008 in its current outlook reflect the higher premium base and its application for the rate increase filed with the BCUC on January 27, 2006. The additional revenue will be used to fund claims cost increases as projected by the actuarial evaluation and maintain ICBC’s capital base.

Full-Time Equivalents (FTEs)

Taxpayer-supported FTEs, including ministries and special offices (CRF), taxpayer-supported Crown corporations and agencies and regional authorities, is projected at 32,360 in 2006/07. This represents an increase of 1,066 FTEs from the 2005/06 forecast and is 892 FTEs higher than the 2006/07 forecast in the September Update due to increase in FTE’s in the Ministries of Children and Family Development and Forests and Range and in taxpayer-supported Crown agencies.

By 2008/09, FTEs are projected to increase a further 301 to total 32,661 FTEs. Table 1.18 provides details of changes from the September Update. FTEs of the SUCH sector are not included in these forecasts.

Ministries and special offices (CRF)

The 2006/07 FTEs projection for ministries and special offices is 28,560 FTEs – a net increase of 1,229 FTEs from the September Update. The increase reflects priorities in a number of areas, such as additional support for children at risk and the child and youth mental health plan, the response to the mountain pine beetle and also reflects the transfer of BCBC employees to the Ministry of Labour and Citizens’ Services upon wind-up of the corporation.

Community Living BC assumed control over services to adults with developmental disabilities on July 1, 2005. The establishment of regional aboriginal authorities as legal entities will occur in 2006/07, followed by regional child and family authorities in 2007/08. The authorities will assume responsibility under legislation for the delivery of services over time. Further information is available in the ministry’s service plan.

Table 1.18 Full-Time Equivalents (FTEs) – Changes from September Update

FTEs	2006/07	2007/08	2008/09

Ministries and special offices (CRF):
September Update	27,331	24,873

Changes:
Children and Family Development (children at risk/child & youth mental health)	182	363
Children and Family Development (governance authorities) (1)	159	2,349
Forest and Range (mountain pine beetle/forest stewardship/BC Timber Sales)	321	338
Labour and Citizens’ Services (BCBC transfer)(2)	271	269
Transportation (partnerships branch/summer over-time management)	62	62
Finance (Internal audit/Financial Institutions Commission)	68	66
Legislation	50	50
Health (BC Ambulance Service/new and expanded initiatives such as ActNow)	37	25
Small Business and Revenue (Small Business program/Revenue Services Division)	32	32
Tourism, Sport and the Arts (resort development staff)	22	22
Aboriginal Relations and Reconciliation (New Relationship/negotiations)	16	16
Other ministry changes	9	26
	1,229	3,618
Budget 2006 Updated Fiscal Plan	28,560	28,491	26,903

Taxpayer-supported Crown corporations and agencies:
September Update	3,590	3,581
Changes:
BC Assessment Authority	20	29
BC Buildings Corporation (transfer to Ministry of Labour and Citizens’ Services) (2)	(271)	(269)
BC Housing Management Commission	49	49
Other changes (net)	24	23
	(178)	(168)
Budget 2006 Updated Fiscal Plan	3,412	3,413	3,424

Children and Family Development Regional authorities:
September Update	547	3,054

Changes:
Children and Family Development governance authorities (1)	(159)	(2,349)
Budget 2006 Updated Fiscal Plan	388	705	2,334

Summary:
Ministries and special offices (CRF)	28,560	28,491	26,903
Taxpayer-supported Crown corporations and agencies	3,412	3,413	3,424
Regional authorities	388	705	2,334
Budget 2006 Updated Fiscal Plan	32,360	32,609	32,661

(1)          Reflects change in timing for transfer of ministry staff to regional authorities – no net impact on total FTE’s.

(2)          Reflects the wind-up of BCBC and the transfer of employees to the Ministry of Labour and Citizens’ Services – no net impact on total FTE’s.

Taxpayer-supported Crown agencies

The 2006/07 taxpayer-supported Crown agencies FTE projection is 3,412 – a decrease of 178 FTEs from the September Update. The reduction is primarily due to the impact of the BCBC wind-up and transfer of FTEs to the Ministry of Labour and Citizens’ Services.

Capital Spending (1)

In addition to funding municipal and regional infrastructure delivered by local governments, the province also invests directly in capital infrastructure to provide services to the public and facilitate economic development. Provincial capital infrastructure investments are made through school districts, health authorities, post-secondary institutions, Crown agencies and ministries.

Table 1.19 Capital Spending

	2005/06		Budget
($ millions)	September Update	Updated Forecast	Estimate 2006/07	Plan 2007/08	Plan 2008/09

Taxpayer-supported
Education
Schools (K–12)	293	290	252	327	376
Post-secondary	723	759	988	870	573
Health	756	800	666	607	513
BC Transportation Financing Authority	629	707	794	714	738
Vancouver Convention Centre Expansion Project	119	100	164	192	123
Government operating (ministries)	401	298	413	327	259
Other (1)	117	104	46	28	44
Capital spending contingencies	—	—	165	155	140
Total taxpayer-supported	3,038	3,058	3,488	3,220	2,766

Self-supported
BC Hydro	829	792	1,020	1,165	1,371
BC Transmission Corporation	49	26	65	66	27
Columbia River power projects (2)	40	44	43	151	175
BCRC	21	14	62	16	4
ICBC (3)	60	40	41	40	30
BC Lotteries	100	84	80	80	80
Liquor Distribution Branch	30	23	27	12	12
Total self-supported commercial	1,129	1,023	1,338	1,530	1,699
Total capital spending	4,167	4,081	4,826	4,750	4,465

(1)          Includes BC Housing Management Commission, Provincial Rental Housing Corporation, BC Buildings Corporation, Ministry of Attorney General, Ministry of Public Safety and Solicitor General, Ministry of Children and Family Development, Rapid Transit Project 2000, and BC Transit.

(2)          Joint ventures of the Columbia Power Corporation (CPC) and Columbia Basin Trust (CBT).

(3)          Includes ICBC Properties Ltd.

The rising infrastructure demands of a growing economy coupled with inflationary pressures on existing capital projects requires government to be diligent in ensuring that capital and debt are affordable over the long term. To achieve this, government is committed to maintain a downward trend in the taxpayer-supported debt to GDP ratio, using a three-year moving average.

(1)          Capital investments are not included in the government’s annual surplus or deficit. In accordance with generally accepted accounting principles (GAAP), annual amortization expenses that recognize the estimated wear and tear of capital assets during the fiscal year are included in the government’s annual expenses instead of recording the full capital costs as they occur.

This ratio is a key measure often used by financial analysts and investors to assess a province’s ability to repay debt. The independent Economic Forecast Council has confirmed that a declining debt to GDP ratio is an appropriate measure of debt affordability.

Taxpayer-supported capital spending

Taxpayer-supported capital spending includes capital infrastructure for school districts, health authorities, post-secondary institutions, taxpayer-supported Crown agencies, and ministries.

The capital spending numbers for health and education reflect the forecasts for health authorities, school districts and post-secondary institutions. Annual interest costs on capital related debt are also charged against government’s surplus.

Taxpayer-supported capital spending is projected at $3.5 billion in 2006/07 before declining to $2.8 billion in 2008/09. Significant elements of this projected spending include the following:

•                  Continued implementation of a $1.5 billion program to seismically upgrade all at-risk schools in the province over a fifteen year time frame. A long-term plan for the program is currently being developed by the Ministry of Education in conjunction with school boards. The province is providing over $740 million in capital funding from 2006/07 to 2008/09 to replace, renovate or expand K-12 facilities.

•                  The 25,000 seat expansion to the post-secondary system has significant implications on institutional facilities now and into the future. This need to accommodate the Province’s growth plan, replace ageing facilities and develop new research capacity and infrastructure requires substantial capital funding contributions from the Province. Budget 2006 includes over $750 million in capital funding to post-secondary institutions throughout the province. Projects funded included the Oil and Gas Trades Expansion at Northern Lights College in Fort St. John, the new Laboratory Building at Douglas College, the Health Sciences Building at SFU, the Academic and Trades Expansion at the College of the Rockies in Cranbrook, the new Science Building at the University of Victoria and the Beaty Biodiversity Centre at UBC.

•                  Post-secondary capital spending also includes a significant level of investment funded through other sources, including foundations, donations, cash balances, federal funding and revenues generated from services. Examples of projects financed wholly or partially through such sources include Marine Drive student housing at UBC, Thompson Rivers University student residences, the Irving K. Barber Learning Centre at UBC, and various parking structures and student residences planned at various campuses throughout the province.

•                  The Ministry of Health Services will also provide $1.1 billion (including federal equipment funding) in capital grants to health authorities for new major construction and upgrading of health facilities, equipment, and clinical information systems over the next three years. When added to health authority funding from own sources, Regional Hospital Districts, and Foundations, this will support a total capital spending forecast of approximately $1.8 billion over the next three years.

Examples of major capital/equipment/IT projects include:

•                  Implementing key strategies to relieve demand pressures at Surrey Memorial Hospital (SMH) and allow for future service growth, including a new emergency and urgent care facility; a new ambulatory care facility; a new perinatal care facility and renovations to reclaimed space at SMH and new construction to accommodate approximately 140 additional acute care beds.

•                  Residential care and Assisted Living projects to support seniors and people with disabilities.

•                  Redevelopment of the East Kootenay Regional Hospital in Cranbrook including renovation and expansion of the Emergency, Ambulatory Care and Diagnostic Imaging departments.

•                  New academic space in teaching hospitals around BC including Prince George Regional Hospital, Victoria General Hospital, Royal Jubilee Hospital, Royal Columbian Hospital, and Kelowna General Hospital.

•                  Completion of the Vancouver General Redevelopment Project.

•                  Abbotsford Regional Hospital and Cancer Centre P3 Project.

•                  Academic Ambulatory Care Centre P3 Project at Vancouver General Hospital.

•                  Expansion and renovation to provide state of the art facilities for Maternity and Pediatrics Departments at Prince George Regional Hospital.

•                  Construction of a new Perinatal Wing at Nanaimo Regional General Hospital.

•                  Investments in existing facilities to ensure they continue to perform as needed to meet changing health care requirements.

•                  Investments in new and replacement medical and diagnostic equipment such as CT scanners, nuclear medicine equipment, major laboratory equipment, anaesthetic gas machines, defibrillators and ventilators.

•                  Information Management and Technology projects across health authorities. Some examples include Diagnostic Imaging Systems and Clinical Information Systems.

In addition, the Ministry of Health is investing in province-wide eHealth initiatives such as Telehealth, Surgical Patient Registry, Electronic Health Record, Provincial Lab Information System, and INTERAI residential care assessment system.

•                  Ongoing commitment to the Transportation Investment Plan (see page 28 for more information) which will provide $3.9 billion of public and private sector investment over the next three years. Under the plan, provincial capital spending for 2006/07 to 2008/09 is directed towards initiatives such as Phase 2 of the Kicking Horse Canyon Project, the new Pitt River Bridge component of the Gateway Project, the Sea-to-Sky Highway improvements, the William R. Bennett Bridge, and funding to support road rehabilitation benefiting the oil and gas sector and additional road rehabilitation to manage the impacts of intense harvesting required under the Mountain Pine Beetle Strategy.

•                  The Vancouver Convention Centre Expansion Project (VCCEP). Capital spending for VCCEP on Table 1.19 is based on the total capital cost of the VCCEP, reflecting the funding provided by all partners; the province, Canada, and Tourism Vancouver. Table 1.20 shows the capital expenditures for the VCCEP associated with provincial financing only, which totals $273 million. Table 1.11 provides the timing and amount of provincial funding grants provided to the VCCEP. These grants are eliminated in the summary financial statements, so that only the total capital expenditures of the VCCEP are reported in the government financial statements.

Capital Contingencies

Recognizing that rising construction costs are currently a concern, the province has included a capital contingency of 5 per cent of taxpayer-supported capital spending in its three-year capital plan as a prudent planning measure. This contingency is in addition to the contingencies included in individual project budgets. Should the capital contingency not be used in any year, taxpayer-supported debt will be lower.

Provincial capital infrastructure spending is financed through a combination of sources:

•                  cash balances;

•                  partnerships with the private sector (public-private-partnerships);

•                  cost-sharing with partners;

•                  borrowing (debt financing).

Debt financing continues to represent a significant source of financing for provincial capital spending, so the level of capital spending has a significant impact on projected provincial debt.

Chart 1.11 Capital financed through debt

Self-supported capital spending

Total capital spending includes capital infrastructure for self-supported commercial Crown corporations.

Self-supported capital spending is projected to range from $1.3 billion in 2006/07 to $1.7 billion in 2008/09. The majority of this capital spending is for electrical generation, transmission and distribution projects carried out through BC Hydro and BC Transmission Corporation to enhance reliability, public safety and growing demand. In addition to the projects shown on Table 1.20, other examples of electrical generation, transmission and distribution projects included in self-supported capital spending are new substations in Maple Ridge and Langley, redevelopment of the Aberfeldie generating station near Cranbrook, and seismic upgrades of the Coquitlam and Stave Falls dams.

Further details on provincial capital investments are shown in the service plans of ministries and Crown corporations.

Projects over $50 million

As required under the Budget Transparency and Accountability Act, major capital projects with multi-year budgets totaling $50 million or more are shown in Table 1.20. Annual allocations of the full budget for these projects are included as part of the provincial government’s capital investment spending shown in Table 1.19.

Over the next three years over $1.2 billion of provincial funding will be spent on major capital investments (greater than $50 million) including:

•                  $219 million for health care facilities including Vancouver General Hospital, the Academic Ambulatory Care Centre, and the Abbotsford Regional Hospital and Cancer Centre.

•                  $665 million for major transportation capital infrastructure. In addition, the Ministry of Transportation is investigating financial and project delivery options through P3s for improvements to Lower Mainland infrastructure. Provincial funding for the RAV project is not included in the province’s capital spending, but is included in the transportation investment plan.

•                  $238 million for power generation and transmission capital projects by BC Hydro, BC Transmission Corporation and the Brilliant Expansion Power Corporation.

•                  $226 million for other projects including the Vancouver Convention Centre Expansion Project and tenant improvements for Surrey Central City (ICBC Properties Ltd.).

Table 1.20 identifies the provincial share of funding for major capital projects (over $50 million). However, total costs for some of these projects are higher as they are cost-shared with the federal government, municipal authorities or the private sector.

Table 1.20 Capital Expenditure Projects Greater Than $50 million(1)

Note: Information in bold type denotes changes from the second Quarterly Report.

				Estimated
($ millions)	Start Date	Forecast Completion Date		Cumulative Spending at Mar. 31, 2006(2)	+	Spending 2006/07	+	Spending 2007/08	+	Spending 2008/09	=	Cumulative Spending at Mar. 31, 2009	Total Project
													Budget(3)		Forecast (3)
Advanced Education facilities(4)
SFU – Surrey Central City Campus	Mar. 2004	Sept. 2007		54		13		3		—		70	70		70
Health facilities (4)
Vancouver General Hospital, redevelopment project	Sept. 2000	Jan. 2007	(5)	121		33		2		—		156	156		156
Academic Ambulatory Care Centre	Fall 2004	Summer/06		76		19		—		—		95	95		95
Abbotsford Regional Hospital and Cancer Centre	Fall 2004	Summer/08		151		123		22		20		316	316		316
Total health facilities				348		175		24		20		567	567		567
Transportation
Trans Canada Highway –
– 5 Mile (Yoho) Bridge	May 1999	Fall 2006		39		5		—		—		44	44	(6)	44	(6)
– 10 Mile (Park) Bridge	Oct. 2005	Fall 2008		21		40		16		2		79	79	(6)	79	(6)
Nisga’a Highway	Aug. 1998	Spring 2006		49		3		—		—		52	52		52
Pitt River Bridge	Feb. 2006	Fall 2009		5		7		32		41		85	108	(6)	108	(6)
Sea-to-Sky Highway	April 2003	Winter 2009		169		121		138		137		565	600		600
William R. Bennett Bridge	Mar. 2005	July 2008		29		54		45		16		144	144		144
SkyTrain extension – phase 1	Sept. 1998	June 2006		1,096		8		—		—		1,104	1,167		1,104
Total transportation				1,408		238		231		196		2,073	2,194		2,131
Power generation
BC Hydro
– Mica Dam – generator stator replacement	Feb. 2004	Mar. 2011		19		13		16		18		66	76		76
– Peace Canyon Dam – generator stator replacement and rotor modification	Feb. 2004	Mar. 2010		9		19		16		16		60	63		73
BC Transmission Corporation
– System control centre modernization project	Feb. 2005	Oct. 2008		15		59		55		4		133	134		133
Brilliant Expansion Power Corporation (7)
– Brilliant Dam power expansion	Oct. 2002	Aug. 2006		183		22		—		—		205	205		205
Total power generation				226		113		87		38		464	478		487
Other
ICBC Properties Ltd.
– Surrey Central City Mall Ltd.	Sept. 1999	Mar. 2007	(8)	243		30		11		—		284	312		284
Vancouver Convention Centre expansion project	2003	2008		88		49		94		42		273	273		273	(9)
Total other				331		79		105		42		557	585		557

(1)          Only projects that have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Only the provincial share of funding is presented. Total costs for some of these projects could be higher as they are cost-shared with the federal government, municipal authorities or the private sector.

(2)          Total expenditures since commencement of each project.

(3)          Represents sum of annual budgeted expenditures to complete each project.

(4)          Amounts shown exclude interest costs incurred during construction.

(5)          Individual components were completed starting in December 2000 and will continue to be completed before the end of the overall project.

(6)          Amount represents the provincial portion of this cost-shared project with the federal government.

(7)          A joint venture of the Columbia Power Corporation and the Columbia Basin Trust.

(8)          The base building was substantially completed in January 2003; however, work to prepare space for new tenants is still required.

(9)          Amount represents the provincial portion of this cost-shared project with the federal government and the tourism industry.

Provincial Debt

The provincial government along with its Crown corporations and agencies provide services and capital infrastructure to support the social and economic programs needed for maintaining and enhancing the quality of life in BC. Funding for these programs is mainly derived from revenue sources such as taxation and the sale of natural resources. Government also obtains financing from outside sources mainly through debt issuances that are to be repaid on future dates.

Table 1.21 Provincial Debt Summary (1)

($ millions unless otherwise indicated)	2005/06		Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09
	September Update	Updated Forecast
Taxpayer-supported debt
Provincial government direct operating debt	12,871	11,859	10,982	10,512	9,877
Other taxpayer-supported debt (mainly capital)
Education (2)	7,305	7,280	7,765	8,455	8,935
Health (2)	2,566	2,590	3,041	3,436	3,805
Highways and public transit	4,848	4,937	5,457	5,971	6,553
Other (3)	684	752	638	679	699
Total other taxpayer-supported debt	15,403	15,559	16,901	18,541	19,992
Total taxpayer-supported debt	28,274	27,418	27,883	29,053	29,869
Self-supported commercial Crown corporations debt	7,336	7,165	7,857	8,572	9,531
Total debt before forecast allowance	35,610	34,583	35,740	37,625	39,400
Forecast allowance (4)	300	300	850	550	400
Total provincial debt	35,910	34,883	36,590	38,175	39,800

Debt as a per cent of GDP
Taxpayer-supported	17.1%	16.4%	15.8%	15.7%	15.4%
Total provincial	21.8%	20.9%	20.7%	20.6%	20.6%
Taxpayer-supported debt per capita ($)	6,667	6,444	6,480	6,668	6,770
Taxpayer-supported interest bite (cents per dollar of revenue)	5.0	4.6	4.9	5.2	5.4

(1)          Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)          Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3)          Includes taxpayer-supported Crown corporations and agencies, other fiscal agency loans, student assistance loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

(4)          Reflects the operating statement forecast allowance for each year (amounts are not cumulative). Since it is unknown as to which agency would require this debt, the borrowing allowance is shown as a separate item over the plan.

Borrowing for operations is required to finance deficits and to meet other working capital requirements such as loans and advances or changes in accounts receivable/payable. This type of debt (government direct operating debt) tends to rise during periods of deficits, but declines with surpluses. Government operating debt is forecast to decline by $2.0 billion over the next three years reflecting continuing surpluses.

Borrowing for capital projects finances the building of schools, hospitals, roads and other social and economic assets. As these investments provide essential services over several years, the government, like the private sector, borrows to fund these projects and amortizes the costs over the assets’ useful life.

In 2005/06, provincial debt is forecast to decrease by $0.9 billion to total $34.9 billion, $1.0 billion below budget. In 2006/07, total provincial debt will increase $1.7 billion from the 2005/06 updated forecast to total $36.6 billion. The 2006/07 change reflects:

•                  a $465 million increase in taxpayer-supported debt mainly to finance net capital requirements;

•                  a $692 million increase in commercial Crown corporation debt, mainly to fund power generation and transmission capital projects by BC Hydro and BC Transmission; and

•                  a $550 million increase in the forecast allowance to mirror the $850 million income statement forecast allowance.

Over the following two years, government direct operating debt is forecast to decrease $1.1 billion reflecting continued surpluses, while other taxpayer-supported debt will increase $3.1 billion mainly to finance capital requirements. Self-supported debt will increase $1.7 billion, mainly to fund power generation and transmission projects.

The debt forecast assumes a forecast allowance of $850 million in 2006/07, decreasing to $550 million in 2007/08 and $400 million in 2008/09 to mirror the operating statement forecast allowance. Should the government not require this allowance, projected debt levels under the fiscal plan would be lower by the amount of the forecast allowance for each year.

In general, the change in debt will not equal the surplus as:

•                  debt is required to finance capital spending in excess of non-cash amortization costs included in the surplus; and

•                  due to other working capital sources/requirements that represent changes in balance sheet items (such as cash balances, loan receivables and other accounts receivables/payables), but do not form part of the surplus.

The following table reconciles forecast surpluses with changes in debt. There is not a dollar for dollar relationship between changes in direct operating debt and the surplus or deficit due to changes in other balance sheet items. In the updated fiscal plan, debt rises despite expected surpluses mainly due to the impact of capital spending in excess of amortization, and higher commercial Crown corporation debt incurred for capital investments.

Table 1.22 Reconciliation of Summary Surpluses to Debt Changes

($ millions)	Updated Forecast 2005/06	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09
Operating statement surplus	(1,475)	(600)	(400)	(150)
Taxpayer-supported capital spending	3,058	3,488	3,220	2,766
Increase (reduction) in cash and temporary investments	(978)	(389)	40	(53)
Amortization (non-cash expense included in the surplus)	(1,414)	(1,332)	(1,505)	(1,600)
Net increase in commercial Crown corporations (mainly capital)	137	907	774	1,110
Other balance sheet and working capital changes	(271)	(367)	(544)	(448)
Total provincial debt increase (decrease)	(943)	1,707	1,585	1,625

The ratio of taxpayer-supported debt, which excludes commercial Crown corporations and other self-supported debt, to GDP is a key measure often used by financial analysts and investors to assess a province’s ability to repay debt. The government is committed to maintain a downward trend in this ratio, using a three-year moving average. The independent Economic Forecast Council has confirmed that a declining debt to GDP ratio is an appropriate measure of debt affordability.

Chart 1.12 Taxpayer-supported debt to GDP ratio trends down

The taxpayer-supported debt to GDP ratio is forecast to decline from the 15.8 per cent in 2006/07 to 15.7 per cent in 2007/08 and to 15.4 per cent in 2008/09, keeping debt affordable for future generations of British Columbians.

The decline in the taxpayer-supported debt-to-GDP ratio reflects the $1.2 billion improvement in taxpayer-supported debt in 2005/06, operating surpluses over the next three years, and higher GDP forecasts. Taxpayer-supported interest costs are expected to rise to 5.4 cents per dollar of revenue by 2008/09, due to higher interest rates and increased taxpayer-supported capital debt.

Table 1.23 summarizes the provincial financing plan for 2006/07. New borrowing of $5.0 billion is anticipated, of which $3.3 billion will be used to replace maturing debt and $1.7 billion will be used for capital and financing requirements.

Additional details on the debt outstanding for government, Crown corporations and agencies are provided in Appendix Tables A15 and A16.

Table 1.23  Provincial Financing

($ millions)	Debt (1) Outstanding at March 31, 2005	2005/06 Debt Change	Forecast Debt (1) Outstanding at March 31, 2006	2006/07 Transactions			Estimated Debt (1) Outstanding at March 31, 2007
				New Borrowing (2)	Retirement Provision (3)	Net Change
Taxpayer-supported debt
Provincial government direct operating	14,481	(2,622)	11,859	741	(1,618)	(877)	10,982
Education (4)	6,809	471	7,280	786	(301)	485	7,765
Health (4)	2,112	478	2,590	623	(172)	451	3,041
Highways and public transit	4,593	344	4,937	999	(479)	520	5,457
Other debt (5)	662	90	752	155	(269)	(114)	638
Total taxpayer-supported debt	28,657	(1,239)	27,418	3,304	(2,839)	465	27,883
Self-supported commercial Crown corporations debt	7,169	(4)	7,165	1,148	(456)	692	7,857
Forecast allowance	—	300	300	550	—	550	850
Total provincial debt	35,826	(943)	34,883	5,002	(3,295)	1,707	36,590

(1)          Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)          New long-term borrowing plus net change in short-term debt.

(3)          Sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).

(4)          Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH) and debt directly incurred by these entities.

(5)          Includes taxpayer-supported Crown corporations and agencies, other fiscal agency loans, student assistance loans, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

Risks to the Fiscal Plan

The major risks to the fiscal plan stem mainly from changes in factors that government does not directly control. These include:

•                  Assumptions underlying revenue and Crown corporation and agency forecasts such as economic factors, commodity prices and weather conditions.

•                  The outcome of litigation, arbitrations, and negotiations with third parties, such as the softwood lumber dispute.

•                  Potential changes to federal transfer allocations and cost-sharing agreements as a result of the recent change in federal government.

•                  Utilization rates for government services such as health care, children and family services, or employment assistance.

In addition, changes in accounting treatment or revised interpretations of generally accepted accounting principles (GAAP) could have material impacts on the bottom line.

Table 1.24 summarizes the approximate effect of changes in some of the key variables on the surplus. However, individual circumstances and interrelationships between the variables may cause the actual variances to be higher or lower than the estimates shown in the table. For example, an increase in the US/Cdn exchange rate may be offset by higher commodity prices; or as occurred in 2004/05, negative fiscal shocks, such as forest fires and floods, can be offset by positive variances in other areas, such as taxation and energy revenues, federal transfers and other improvements.

Table 1.24 Key Fiscal Sensitivities

Variable	Increases of:	Annual Fiscal Impact ($millions)
Nominal GDP	1%	$150 – $250
Lumber prices (US$/thousand board feet)	$50	$80 – $140
Natural gas prices (Cdn$/gigajoule)	$1	$260 – $340
Wage and compensation rates	1%	-$172
US exchange rate (US cent/Cdn $)	1 cent	-$25 to -$40
Interest rates	1 percentage point	-$105
Debt	$500 million	-$28

Contingency Vote

Contingencies – General Programs

A $320 million contingency vote for general programs is included in the 2006/07 fiscal year. This is increased to $360 million in 2007/08 and 2008/09 reflecting a $40 million allocation of the $131.5 million 2010 Olympics contingency budget. The $360 million contingency represents roughly 1 per cent of overall government expense.

The allocation to contingencies is a prudent budgeting measure that protects the three-year fiscal plan from:

•                  unforeseen and unbudgeted costs that may arise (such as unexpected environmental remediation costs); and

•                  pressures for costs that are currently budgeted based on estimates whose final value are impacted by external events or prices (such as payments made under the Vancouver Island Gas Pipeline Assistance Agreement that are directly linked to natural gas prices).

Table 1.25 outlines cost pressures that government has notionally allocated to the contingency vote across the three-year fiscal plan.

In addition to these specific items, corporate pressures such as the valuation of employer contributions to pension plans may also impact the contingency vote.

Table 1.25 Notional Allocations to Contingency Vote

($ millions)	2006/07	2007/08	2008/09
Vancouver Island Gas Pipeline Assistance Agreement –
potential natural gas price changes	20	20	10
Traffic fines revenue sharing – potential changes in estimates	5	5	5
2010 Olympics – preliminary allocation of contingency amount	—	40	40
Sub-total notional allocations	25	65	55
Unallocated contingencies	295	295	305
Total contingencies	320	360	360

Contingencies – Negotiating Framework

For Budget 2006, wage and benefit funds of $420 million in 2006/07, $895 million in 2007/08 and $1.42 billion in 2008/09 have been included in contingencies and will be distributed by the Minister of Finance once settlements are reached. It is expected that future budgets for ministries, the SUCH sector and Crown corporations will incorporate compensation funding once settlements are reached and costs are known. Further details on the negotiating framework can be found in the topic box on page 56.

Forecast Allowance

In 2006/07, the government continues to build a forecast allowance into the bottom-line to act as a cushion against possible deterioration in revenue or spending forecasts, and thus increase the certainty of meeting the surplus targets established in the fiscal plan.

A forecast allowance of $850 million is included in the 2006/07 budget. This forecast allowance has the explicit effect of reducing the expected surplus from the government’s most likely forecast of $1.45 billion in 2006/07 to a more conservative budget surplus of $600 million. The explicit nature of the adjustment to the surplus flows from the Budget Transparency and Accountability Act that requires disclosure of adjustments to the most likely fiscal result.

A corresponding $850 million borrowing allowance has also been included in the provincial debt forecast for 2006/07, increasing the total debt forecast by $850 million compared to the most likely forecast.

Forecast allowances for the 2007/08 and 2008/09 fiscal years are set at $550 million and $400 million, respectively. The higher forecast allowance in 2006/07 reflects increased risks to the surplus arising from natural gas price volatility. For example, a $1 decrease in natural gas prices results in a revenue reduction of approximately $300 million.

Own Source Revenue

The main areas that may affect own source revenue forecasts are BC’s overall economic performance, exchange rate and commodity prices, water levels in the BC Hydro system, and the outcome of the softwood lumber dispute with the United States.

Revenues are sensitive to economic performance. For example, taxation and other revenue sources are driven by economic factors such as personal income, retail sales, population growth and the exchange rate. The revenue forecast contained in the fiscal plan is based on the economic forecast detailed in Part 3: British Columbia Economic Review and Outlook.

Revenues in British Columbia are also volatile, largely due to the influence of the cyclical natural resource sector in the economy and the importance of natural resource revenues in the province’s revenue base. Spikes in commodity prices such as natural gas, lumber and electricity may have a positive effect on natural resource revenues in the near-term, until supply/demand imbalances level out. Given the recent volatility and high price forecast, natural gas price volatility remains one of the largest risks to the fiscal plan.

BC Hydro’s operations are affected by weather patterns, which can change both reservoir levels and demand for power. An increasing reliance on gas-powered generation and imports to meet demand renders BC Hydro vulnerable to the volatility in the energy markets. A combination of low reservoir levels and higher energy costs can have a significant impact on the net income of BC Hydro that, in turn, affects the government’s revenue forecast.

In situations where revenue could benefit as a result of a negotiated or litigated settlement, no revenue increases have been assumed except where a published agreement is available. For example, despite recent WTO/NAFTA panel rulings, there is still considerable uncertainty as to ultimate resolution of the softwood lumber dispute with the US. Therefore, no assumptions have been made in the fiscal plan as to potential benefits arising from such a resolution.

Federal Government Contributions

Potential policy changes regarding federal transfer allocations and cost-sharing agreements could also affect the revenue forecast. However, due to insufficient information on specific proposals, it is too speculative to estimate the fiscal impact on the plan with any degree of certainty. As a result, the fiscal plan includes only those commitments made to the Province by the previous federal government.

For example, with respect to the Early Learning and Child Care agreement, the federal government has agreed it will honour the first two years (2005/06 and 2006/07) of the five-year agreement made under the previous federal government and then switch to a subsidy-based system. Until further details are made available, the initial commitment to British Columbia made by the previous federal government will continue to be included as part of the fiscal plan for 2007/08 and 2008/09.

In terms of equalization funding, finalization of the mechanism for allocating fixed amounts of federal equalization transfers among provinces is still under review by an independent panel. The panel is expected to recommend changes to the program for 2007/08 onward. As a result, the fiscal plan assumes that the level of equalization committed by the previous federal government in November 2005 will be honoured for 2006/07. Pending the outcome of the panel recommendations and confirmation of federal government policy direction, no equalization funding has been assumed for 2007/08 or 2008/09.

Further, the fiscal plan assumes no additional funding to combat beetle infestation, or for BC’s share of corrections to the federal/provincial fiscal imbalances.

It is important to note that while some commitments could result in positive fiscal impacts for the province, such as additional funding for the Pacific Gateway or the mitigation of beetle infestation, others could negatively impact the plan, such as the cancellation of the previous government’s child care plan and, potentially, some of the promised tax changes. Still others, such as equalization funding and fiscal imbalance issues, are expected to involve lengthy negotiations. As such, the BC government will continue to monitor the situation and revise the revenue forecast as further information becomes available.

Details on major assumptions and sensitivities resulting from changes to those assumptions are outlined in Appendix Table A10.

Crown Corporations and Agencies

Crown corporations and agencies have provided their own forecasts. These forecasts, as well as their statements of assumptions were used to prepare the fiscal plan. The boards of those corporations and agencies have also included these forecasts, along with further details on assumptions and risks, in the service plans being released with the budget.

The fiscal plan does not assume or make allowance for extraordinary adjustments other than those noted in the assumptions provided by the Crown corporations and agencies. Factors such as electricity prices, water inflows into the BC Hydro system, accident trends, interest/exchange rates, decisions of an independent regulator, or pending litigation could significantly change actual financial results over the forecast period.

New decisions or directions by Crown corporation or agency boards of directors may result in changes to costs and revenues due to restructuring, valuation allowances and asset write-downs, or gains and losses on disposals of businesses or assets.

SUCH Sector

SUCH sector forecasts have been provided by management of the various organizations based on broad policy assumptions provided by the Ministries of Health and Advanced Education. Forecasts for the combined school districts have been compiled by the Ministry of Education based on the requirements of the School Act and the amounts of block funding included in the budget. Every effort has been made to ensure that the financial information is compiled in a manner consistent with GAAP as financial information is converted from the accounting policies followed by the sectors to those of the government reporting entity. While the lead financial officers and chairs of the board for the health authorities, universities, colleges and institutions have signed off on these forecasts, final plans are still subject to formal approval of their boards, as well as approval by School District boards. Final approved plans may therefore differ from the management forecasts included in the budget.

Some post-secondary institutions within the college sector have forecast deficits for 2006/07, 2007/08 and 2008/09. Government has not approved these forecasts since a funding review is currently underway and will be completed later this year. Upon completion, it is expected that revised forecasts with balanced budgets will be submitted by the institutions reflecting the results of this review. These forecasts will be included in Budget 2007.

Spending

The spending forecast contained in the fiscal plan is based on ministry and taxpayer-supported Crown corporation and agency spending plans and strategies, as well as SUCH sector forecasts. Details on major assumptions and sensitivities resulting from changes to those assumptions are shown in Appendix Table A11 and in ministry service plans. The main spending issues follow.

Public Sector Compensation

Collective agreements for almost 90 per cent of public sector employees are up for renegotiation over the next four months. A multi-year funding envelope of up to $6 billion has been included in the fiscal plan for compensation agreements across the public sector.

Chart 1.13 Public sector compensation negotiating framework

This amount includes a $1 billion early incentive available in 2005/06, $4.7 billion for new wage/benefit compensation increases, and a dividend, up to a maximum of $300 million, if the projected surplus at March 31, 2010 is greater than $150 million and if settlement expiry dates are not before March 31, 2010.

Demand-driven Programs

The government funds a number of demand-driven programs such as PharmaCare, K-12 education, student financial assistance and income assistance. The budgets for these programs reflect the best estimate of demand and other factors such as price inflation. If demand is higher than estimated, this will result in a spending pressure to be managed.

Public Sector Program Delivery

The vast majority of government-funded services are delivered through third party delivery agencies that provide programs such as acute and continuing health care, K-12 education, post-secondary education, and community social services. All of these sectors face cost pressures in the form of program demand and non-wage inflation.

Treaty Negotiations and New Relationship

The government is committed to negotiating affordable, working treaties with First Nations that provide certainty regarding ownership and use of provincial Crown land and resources. The province has concluded Agreements-in-Principle with the Lheidli T’enneh, Maa-nulth, Sliammon, Snuneymuxw, Yekooche, and Tsawwassen First Nations. The province is seeking to reach Final Agreements with First Nations and the federal government. The province will therefore focus resources on key opportunities in order to reach final treaty settlements with First Nations and Canada. Outcomes of negotiations may ultimately affect the economic outlook and the fiscal plan when settlements are concluded.

The provincial government is committed to building a new relationship with First Nations and Aboriginal communities.

In March 2005, the Province began meetings with representatives of the First Nations Summit, the Union of BC Indian Chiefs and the BC Assembly of First Nations to develop new approaches for consultation and accommodation and a vision for a new relationship to deal with Aboriginal concerns based on openness, transparency and collaboration – one that reduces uncertainty, litigation and conflict for all British Columbians.

A New Relationship document was developed as a result of these meetings. It broaches the topic of a new government-to-government relationship with First Nations, including new processes and structures for coordination, and working together to make decisions about the use of land and resources.

The shared vision is to restore, revitalize and strengthen First Nations’ communities and cannot be achieved without the participation of Aboriginal leaders and organizations. Objectives include reducing conflict and improving the health and economic well-being of First Nations. The success of the New Relationship and the Treaty process may affect the economic and fiscal outlook for the province.

Capital Risks

The capital spending forecasts assumed in the fiscal plan may be affected by a number of the various factors listed below:

•                  weather and geotechnical conditions causing project delays or unusual costs;

•                  changes in market conditions, including service demand, inflation and borrowing costs;

•                  the outcome of environmental impact studies;

•                  the accuracy of capital project forecasts;

•                  the successful negotiation of cost-sharing agreements with other jurisdictions; and

•                  the success of public-private sector partnership negotiations.

The growth in the province’s construction industry over the last few years in both residential and non-residential construction has led to some concern surrounding a shortage of skilled workers and mounting cost pressures. Rising building material costs and upward pressure on wages increases the risk of cost overruns on capital projects, in part due to the cumulative effect of inflation. Although many of the capital projects underway have contingency budgets, increased cost pressures may impact the accuracy of capital project forecasts.

Unfunded Liabilities

The College, Public Service, Teachers and Municipal Pension Plans – the four major public service plans – are joint trusteeship plans. In the event that a plan deficit is determined by an actuarial evaluation, the pension boards are required to address the shortfall by contribution adjustments or other means. Any unfunded liabilities (funding basis) are therefore expected to be short term in nature. For example, the most recent actuarial valuation of the Public Service Plan indicated a $767 million liability (funding basis), which was addressed by an increase to contribution rates of 1.88 per cent for both members and employers effective April 1, 2006.

Catastrophes and Disasters

The spending plans for the Ministries of Forests and Range and Public Safety and Solicitor General include amounts to fight forest fires and deal with other emergencies such as floods and blizzards. These amounts are based on historical averages of actual spending and on conditions of normal to moderate severity. Extreme occurrences may affect expenses in these ministries and those of other ministries.

Pending Litigation

The spending plan for the Ministry of Attorney General contains provisions for payments under the Crown Proceeding Act based on estimates of expected claims and related costs of settlements likely to be incurred. These estimates are based on a historical ten-year average of actual spending. Litigation developments may occur that are beyond the assumptions used in the plan (for example, higher-than-expected volumes, or size of claim amounts and timing of settlements). Various legal actions may also establish precedents requiring minimum service levels in various areas of provincial jurisdiction or exclude certain services from taxation, such as the pending litigation regarding provincial sales tax on legal services. These developments may affect government revenues and/or expenditures in other ministries.

One-time Write-downs and Other Adjustments

Ministry budgets provide for anticipated levels of asset or loan write-downs where estimates can be reasonably predicted. The overall spending forecast does not make allowance for extraordinary items other than the amount provided in the contingency vote.

Public Sector Compensation

Collective agreements for almost 90 per cent of public sector employees will be up for re-negotiation over the next four months. The Minister of Finance, as Chair of the Public Sector Employers’ Council, worked with public sector employers to create a new negotiating framework.

The new negotiating framework will provide up to $6.0 billion to approximately 300,000 employees: $1 billion for an incentive allocation; $4.7 billion for compensation increases; and up to $300 million for a dividend. The framework replaces the previous “one size fits all” mandate with a more flexible and creative approach that retains affordability, sustainability and better services for taxpayers’ dollars as the guiding principles for compensation agreements. Government believes the negotiating framework is fair to both public sector employees and the people of British Columbians. The negotiating framework envelope represents half of the forecast fiscal room available over the next four years. The three components of the negotiating framework include:

•                  $1 billion early incentive – This is available in 2005/06. The funds could be distributed to employees as a lump sum payment or used to make adjustments to benefit plans as long as they comply with generally accepted accounting principles.

•                  $4.7 billion compensation – This is available for new wage/benefit compensation increases. The framework anticipates compensation agreements to vary from sector to sector due to specific and relevant labour market conditions.

•                  Up to $300 million dividend – A dividend will be available to employees if the projected surplus at March 31, 2010 is greater than $150 million, to a maximum of $300 million, and if settlement expiry dates are not before March 31, 2010. Like the Early Incentive allocation, the funds could be distributed to employees as a lump sum payment or used to make adjustments to benefit plans as long as they comply with generally accepted accounting principles.

In 2006/07, the wage and benefit funds will be included in the Contingencies Vote and will be distributed by the Minister of Finance once settlements are reached. It is expected that future budgets will incorporate compensation funding into ministry budgets once settlements are reached and costs are known.

Public Sector Compensation – Negotiating Framework

Oil and Gas Prices

Increases in crude oil and natural gas prices have generated some substitution to other energy sources – like coal or electricity – but not all consumers can easily or efficiently switch. Coal and electricity prices have also increased over the last three years, influenced by the interdependence among energy sources. For example, as an increasing amount of electricity supply is generated from natural gas fired plants, electricity prices will be influenced by natural gas price swings and natural gas prices will be increasingly sensitive to electricity demand.

The impacts of Hurricanes Katrina and Rita included massive disruptions of natural gas and oil production, refining and distribution and expectations are Gulf of Mexico production will not be completely restored prior to the start of the 2006 hurricane season (June 2006). As a result, oil and natural gas prices are expected to remain high and volatile in the short-term. The natural gas price forecast in Budget 2006 was prepared in early January incorporating a lower short-term price outlook due to unusual mild winter weather throughout North America.

The Ministry of Energy, Mines and Petroleum Resources uses private and public organizations as well as internal analysis to forecast natural gas prices. BC’s royalty price forecast is based on averages of private sector forecasts, adjusted for conversions:

•                  from market hub to Canadian dollars per gigajoule at plant inlet; and

•                  from calendar year basis to fiscal year basis.

The ministry’s forecast is in line with these averages.

Natural gas price outlook

Revenue from energy and mineral sources is forecast to decline from $3.4 billion in 2006/07 to $2.8 billion by 2008/09 as the forecast assumes tight supply and strong demand eases slightly resulting in lower prices by the end of the forecast period. BC royalty revenues are very sensitive to natural gas prices and the higher forecast allowance in 2006/07 reflects increased risks arising from price volatility. A price change of C$1.00 per gigajoule results in about $300 million revenue change.

Natural Gas Price Forecasts

				Adjusted to fiscal years and $C/gigajoule at plant inlet
Private sector forecasts (calendar year)	2006	2007	2008	2006/07	2007/08	2008/09
GLJ Henry Hub US$/MMBtu (Jan 06)	10.50	8.75	7.50	9.39	7.49	6.33
Sproule Henry Hub US$/MMBtu (Dec 05)	11.59	10.11	8.50	10.43	8.90	7.32
GLJ Alberta AECO-C Spot CDN$/MMBtu (Jan 06)	10.60	9.25	8.00	9.44	7.85	6.86
Sproule Alberta AECO-C Spot CDN$/MMBtu (Dec 05)	11.58	10.84	8.95	10.19	9.18	7.61
GLJ Sumas Spot US$/MMBtu (Jan 06)	9.40	8.15	7.00	9.14	7.65	6.58
Sproule Sumas Spot CDN$/MMBtu (Dec 05)	11.34	10.70	8.81	9.50	8.55	6.98
GLJ BC Spot Plant Gate CDN$/MMBtu (Jan 06)	10.40	9.00	7.65	9.12	7.55	6.50
Sproule BC Plant Inlet CDN$/MMBtu (Dec 05)	10.58	9.94	8.05	9.86	8.91	7.34
GLJ Midwest Chicago US$/MMBtu (Jan 06)	10.30	8.90	7.65	9.45	7.82	6.66
Sproule Alliance Plant Gate CDN$/MMBtu (Dec 05)	11.28	10.54	8.68	9.91	8.91	7.36
US EIA US$/MMBtu Henry Hub (Dec 05)	9.04	—	—	7.30	—	—
TD Economics Henry Hub Futures US$/MMBtu (Nov 05)	9.80	8.00	—	8.76	8.58	—
Scotiabank Group Henry Hub US$/MMBtu (Dec 05)	9.00	8.50	—	7.60	—	—
BMO Alberta Empress US$/MMBtu (Dec 05)	8.00	8.00	—	7.68	—	—
Exports Development Canada Henry Hub US$/MMBtu (Oct 05)	10.00	—	—	8.65	—	—
Tristone Capital Henry Hub US$/MMBtu (Jan 06)	11.00	8.00	—	9.38	—	—
Petro-Canada AECO-C Spot CDN$/Mcf (Dec 05)	7.85	—	—	6.28	—	—
NYMEX Forward Market converted to Plant Inlet CDN$/GJ (Jan 06)				10.11	9.33	8.32
Average all minus high/low				9.02	8.30	6.95
Average one forecast per consultant minus high/low				8.50	8.26	6.78
Natural Gas Royalty Price Forecast				8.55	8.27	6.87

GLJ: Gilbert Laustsen Jung Associates Ltd	US EIA: US Energy Information Administration	AECO: Alberta Energy Company

Managing Success:

Making the Most of British Columbia’s Economic Growth

British Columbia is thriving. Renewed confidence in the economy has led to broadly-based growth in economic activity.

Budget 2006 includes measures to ensure that British Columbians are able to take full advantage of the province’s strong economic growth. These initiatives will support a dynamic job market that creates well-paying, exciting job opportunities and ensures economic growth is sustained into the future.

The pace of growth in the provincial economy is reflected in many of the key economic indicators. British Columbia’s real gross domestic product, a broad measure of economic activity, has been expanding at above the Canadian average pace in each of the last four years, including current growth estimates for 2005. British Columbia had the highest rate of job growth in Canada in 2005 while the province’s unemployment rate fell to lows unseen for more than 30 years.

Chart 1 - BC Economy Outperforming Canada

With British Columbia faring very well in broad economic terms, the government is now turning to policies that will ensure the provincial economy achieves its fullest potential. This will increase the opportunity for all British Columbians to reach their employment goals.

In the not too distant past British Columbia did not fully reap the benefits that come from economic growth. Instead, British Columbia’s productivity growth was relatively sluggish compared to other North American jurisdictions. Productivity is a measure of the quantity of goods and services that can be produced with a given amount of resources. Productivity depends on many factors, including the quantity and quality of labour, capital and technology that is used to produce goods and services, as well as how successfully these factors can be combined in the production process.

Productivity grows when we can increase the amount produced with the same amount of resource inputs – doing more with less. Productivity growth is important because it represents the primary source of long-term improvements in incomes and the general standard of living. Growth in real GDP per capita is a widely-used measure of an economy’s productivity performance and relative living standards.

During the 1990s, Canada’s real GDP per capita growth was roughly in line with its southern neighbour while British Columbia’s growth rate was falling behind. In other words, British Columbia’s living standards were not keeping pace with the Canadian average nor that of the United States.

Chart 2 - BC’s Improving Prospects for Higher Living Standards

Recent efforts to revitalize the British Columbia economy have begun to payoff. Between 2000 and 2004, British Columbia recorded real GDP per capita growth well above both the Canadian average and the pace set by the United States. This means the province is beginning to regain the ground lost in the previous decade. But much more needs to be done to ensure growth in the economy and living standards is sustained into the future.

The Keys to Future Jobs and Rising Living Standards

Productivity growth means making the best possible use of British Columbia’s dynamic work force and abundant natural resources as well as accessing the best new technology. This will help sustain employment growth and spur long-term increases in living standards.

Productivity growth is the driving force behind higher wages and the rising business profits that spur investment. In turn, growth in investment feeds greater productivity improvements, resulting in an ongoing cycle of rising wages, profits, investment and living standards.

What are the keys that unlock the potential of productivity growth? Workers must have the tools and opportunities to work smarter and employers should be able to find employees with the skills they need to meet their business goals. For government, this means promoting opportunities for training and skills development. It means the government must maintain policies that enhance the province’s international competitiveness so that job growth continues into the future. It also means British Columbia employers should be able to count on modern efficient public infrastructure to help move their products to markets.

Budget 2006 is designed to maintain the current momentum in the provincial economy and ensure the province’s workers share in the rising prosperity and increasing living standards that come from a revived, thriving economy. These policies will help ensure British Columbia is ready to adapt quickly to the ever-changing expectations and opportunities in the global economy.

Promoting Training and Skills Development

The rapid pace of growth in British Columbia’s economy has generated a quarter-million new jobs since December 2001 while the unemployment rate has fallen to long-unseen lows. But behind these positive statistics is mounting concern amongst the province’s employers that a shortage of skilled workers is beginning to dampen growth. The skills shortage is not solely the result of demands generated by a strong economy but also reflects the effects of demographic change, rapid technological development and rapid growth in new industries. Over the next 12 years, British Columbia is expected to have one million job openings but only 650,000 young people will be coming out of the province’s school system.

The government is taking action now to address future skills shortages.

The government will set aside $90 million over the next three years for a new program of tax credits to help meet the demand for skilled workers. The program will encourage employers to step forward and create new opportunities for people to acquire the skills they need to fully participate in the economy. The credit program will be designed in consultation with industry representatives from around the province.

The budget includes $39 million over three years in additional funding for the Industry Training Authority, the provincial agency that governs British Columbia’s industry training system. These funds bring total expenditures to $90 million annually and will support apprenticeship training through private and public institutions.

In addition, the government will consult widely on labour market conditions and the skills required by employers to ensure that the province’s education and training system is responsive to employment needs. The Province will work with groups representing businesses and workers to ensure that labour market information is up to date and accurate and so that strategic investments made by government and industry are targeted to both short and long-term employment needs.

The government will also look for recommendations and advice on labour market trends from advisory bodies such as the Premier’s Technology Council, the Conference Board of Canada, the British Columbia Competition Council, the Small Business Roundtable and the Asia Pacific Trade Council.

The province has untapped potential from groups that are not currently full participants in the labour market, including aboriginal people, youth, women and immigrants. The government will work with employers to encourage recruitment from these groups. Employers will have improved access to information about the availability and skills of immigrants, aboriginals, disabled and older workers. In addition, employers’ familiarity with agencies and programs that allow greater access to these under-represented groups will be improved.

The government will actively recruit immigrants to settle in the province and work to ensure that well-qualified immigrant workers are able to transfer their credentials from their homeland so that they can be fully employed in British Columbia. These efforts will benefit from the ability of British Columbia’s strong and vibrant immigrant communities to help attract and retain workers from around the world.

The budget includes $4.8 million per year for Skills Connect, which attracts matching funding from the federal government. This program provides training and services to new immigrants to facilitate early integration into the job market. In addition, the government’s International Qualifications Program assists employers and new immigrants to obtain faster recognition of foreign training credentials.

The government is also developing a mentoring program for women who are entering or re-entering the workforce after a lengthy absence.

The Province will invest $17 million over two years to extend computer access and training to 117 First Nations communities to build computer literacy and expand opportunities for the people in these communities.

The government will continue with the expansion of the Mining Education and Skills Development Program, a mineral exploration and mining training program. Also, the Prospector and Environmental Teams program, directed toward youth and First Nations in remote communities, will provide hands-on experience in prospecting and environmental remediation.

The government has succeeded in helping over 44,000 income assistance recipients find and keep jobs since 2001. These efforts will continue with up to $72 million annually for various employment programs over the next three years. One program, the BC Employment Program, will annually assist 14,000 British Columbians on income assistance to become independent through sustainable employment.

Similarly, the Employment Program for Persons with Disabilities will help British Columbians with disabilities by providing job training and placement, technical equipment, physical accommodations and support. In addition, the Minister’s Council on Employment for Persons with Disabilities advises the government on strategies for increasing the employment, employability and independence of persons with disabilities throughout British Columbia, particularly through partnerships with business and industry. One of the Council’s programs, Workable Solutions, is aimed at increasing the employment levels of persons with disabilities in British Columbia. Government programs for clients with multiple barriers, such as addictions, homelessness or mental illness, will help individuals improve their quality of life and participate more fully in the community.

Enhancing British Columbia’s International Competitiveness

One of the most effective ways a government can promote growth and prepare the economy for the future is by keeping its financial house in order. Sound and sustainable fiscal policies provide a stable financial environment that attracts and retains international investment, a key ingredient for high-paying employment opportunities. A sound fiscal situation also gives the government the flexibility to initiate the measures necessary to boost British Columbia’s future productivity and living standards.

The government succeeded in turning the unsustainable fiscal situation of the late 1990s into a sustainable balanced budget by 2004/05. This is reflected in the independent credit rating agencies’ appraisal of the province’s fiscal direction and sustainability. British Columbia now maintains a stronger credit rating, as confirmed by recent upgrades from all three credit rating agencies. In 2004/05 Standard and Poor’s upgraded the province from an AA- rating to AA, Moody’s Investor Services upgraded the province from Aa2 to Aa1, and Dominion Bond rating Service upgraded the province from AA (low) to AA.

In Budget 2006, the government continues its commitment to sustainable fiscal polices with surplus budgets and a declining trend in the provincial debt-to-GDP ratio over the three-year fiscal plan.

The government has also made significant strides in making the province a more attractive place to live, work and do business. British Columbia now has one of the most competitive tax structures in Canada, including the lowest personal income tax rates for the two bottom tax brackets. Efforts to restore confidence in the British Columbia economy include eliminating the corporation capital tax for general corporations and exempting production machinery and equipment from provincial sales tax. In addition, the general corporate income tax rate has been reduced by 27 per cent since 2001.

The government is continually reviewing the province’s tax structure to ensure British Columbia remains competitive. Budget 2006 includes initiatives totaling $733 million over the next four years to improve fairness, reduce taxes for individuals and improve the climate for investment and job creation. These initiatives include:

•                  exemption from the provincial sales tax for service charges related to the maintenance and modification of computer software;

•                  a three-year extension of the BC Mining Flow-Through Share Tax Credit to December 31, 2008 to provide capital for mineral exploration within the province;

•                  broader eligibility for the machinery and equipment sales tax exemption by extending it to businesses that primarily provide manufacturing services to businesses eligible for the exemptions; and

•                  extension of the eligible uses for coloured fuel to all vehicles that are not licensed to operate on a highway.

The government recognizes the importance of a modern, streamlined regulatory system that encourages prosperity, innovation and opportunity, while preserving regulations that are effective in protecting public health, safety and the environment. Cutting red tape in British Columbia has streamlined the regulatory system making it more responsive and flexible, and making it easier and more efficient for businesses to operate in British Columbia.

Government exceeded its multi-year target of a zero net increase in regulatory requirements set in June 2004 by decreasing requirements an additional 4.1 per cent.

Regulatory Requirements and Results June 2004 to December 31, 2005

Ministry	Regulations Baseline Count June 2004		Net Change to Dec. 31, 2005	Regulations Baseline Count Dec. 31, 2005
	Number of Regulations
Aboriginal Relations and Reconciliation	61		—	61
Advanced Education*	1,271		69	1,340
Agriculture and Lands	6,485		(235)	6,250
Attorney General	14,637		(24)	14,613
Children and Family Development	8,543		(267)	8,276
Community Services	11,637		—	11,637
Economic Development	1,244		(14)	1,230
Education	21,095		(1,541)	19,554
Employment and Income Assistance	1,322		(18)	1,304
Energy, Mines and Petroleum Resources	11,448		(550)	10,898
Environment	13,457		(46)	13,411
Finance	25,581		(1,800)	23,781
Forests and Range	28,758		(956)	27,802
Health	7,744		(131)	7,613
Labour and Citizens’ Services	29,789		(3,014)	26,775
Premier’s Office - Intergovernmental Relations	9		—	9
Public Safety and Solicitor General	33,421		(747)	32,674
Small Business and Revenue	12,542		(422)	12,120
Tourism, Sports and the Arts	6,956		—	6,956
Transportation	1,893		(102)	1,791
Total Government	237,893	**	(9,798)	228,095
Reduction percentage			-4.1%

*Advanced Education increase is a result of additional legislation to create the two new universities: Thompson Rivers University and the University of British Columbia – Okanagan.

**The baseline regulatory count June 2004 reflects a correction to the baseline count reported in Budget and Fiscal Plan - 2005/06 to 2007/08.

Major achievements in recent years include the new Business Corporations Act, which makes it easier, faster and more cost-effective to operate a business in British Columbia. Amendments to the Partnership Act have modernized the legislation and brought British Columbia into line with business practices in other parts of North America.

Similarly, the Forest and Range Practices Act provides a more streamlined planning process for forest and range management and, in addition, Mineral Titles Online uses modern internet technology and state-of-the-art mapping software to bring claim acquisition and title maintenance into the digital world.

Regulatory efficiency and service delivery improvements for the oil and gas sector in British Columbia are worth up to $36 million per year in cost savings for industry. Ongoing work could provide for an additional $20 million to $40 million per year in savings.

Investing in Growth-Promoting Infrastructure

Government investment in modern infrastructure is a critical ingredient in the province’s efforts to take advantage of emerging markets and other opportunities in the global economy. The Province’s multi-year transportation infrastructure plan has funded several major capital projects in recent years. Many of these projects are collaborative efforts between the provincial, federal and municipal governments and in several cases utilize innovative financing arrangements with private sector partners.

Construction continues on the Canada Line, also referred to as the Richmond-Airport-Vancouver Line or RAV. This rapid transit project, jointly funded by the provincial and federal governments, TransLink and the Vancouver International Airport Authority, will expand Greater Vancouver’s alternative transportation infrastructure and help reduce congestion, improve travel time and support the region’s tourism sector. The provincial contribution is $435 million.

The Province has also joined with private sector partners to complete extensive improvements to the safety and reliability of the Sea-to-Sky Highway between Horseshoe Bay and Whistler. This $600 million project is targeted for completion in time for the 2010 Olympics.

Construction is also underway on the William R. Bennett Bridge, a new five-lane bridge to replace the three-lane Okanagan Lake Bridge in Kelowna. The span will improve travel time and safety on the province’s most congested stretch of highway outside of the Lower Mainland, thereby increasing tourism and providing for more efficient movement of goods and services. The project, costing $144 million, will be delivered as a public-private partnership.

The government has also provided an additional three years of program funding to support the Heartlands Oil and Gas Road Rehabilitation Program. The program works to eliminate seasonal road restrictions and extend the winter drilling season for the province’s oil and gas sector.

In addition, continued contributions by the Province and the federal government toward the Border Crossing Program are improving the free flow of goods through busy border crossings.

As the Yoho (5-Mile) Bridge Project (Phase 1) nears its scheduled completion date of Fall 2006, construction has begun on the estimated $130 million replacement of the Park (10 Mile) Bridge in Kicking Horse Canyon near Golden. The project, which includes the upgrading of approaches to the new bridge, is expected to be completed in 2008/09 and will provide improved safety and increased capacity on a critical provincial and national gateway. This project will also be delivered as a public-private partnership.

Working with the federal government, the Province launched the Pacific Gateway Strategy in October 2005. The project’s shareholders include the trucking industry, railways, ports and airports as well as the commuting public. In the Lower Mainland, the strategy provides for a $3 billion investment plan for improving British Columbia’s transportation network to reduce congestion and ensure the province’s goods can be efficiently delivered to domestic and international consumers.

Among the major components of the Lower Mainland plan are improvements to roads and bridges referred to as the North Fraser Perimeter Road, which includes the new Pitt River Bridge and Mary Hill Bypass, estimated to cost $400 million; a new South Fraser Perimeter Road with a projected cost of $800 million; and, the twinning of the Port Mann Bridge with an estimated cost of $1.5 billion. Tendering for the Pitt River Bridge is expected in the fall of 2006.

The Province has also joined with the federal government and private sector partners to develop a container facility at the Port of Prince Rupert, which is the closest North American port to Asian markets. This opportunity to take advantage of growing Asian markets is supported by the rail option between Prince Rupert and Chicago. The relatively underutilized rail line between Prince Rupert and Chicago has the safest grade through the Rockies and products can be delivered to Midwest markets two days faster than through the Port of Vancouver. Phase 1 will deliver a port capable of handling 500,000 twenty-foot equivalent units, or TEUs, and will support the long-term goal of expanding British Columbia’s share of North American container traffic from 9 to 15 per cent by the year 2020.

The government also recognizes the importance of infrastructure to other sectors of the provincial economy. For example, the Province is contributing $273 million towards the $615 million Vancouver Convention Centre Expansion Project, which will attract new convention delegates and enhance growth in the tourism sector.

Budget 2006 provides grants to communities for investment in new municipal infrastructure including water and sewer projects that total $114 million over the 3-year period. This is in addition to the $635 million that municipalities will receive over the next five years through the New Deal for Cities and Communities with the federal government.

Conclusion

Policies introduced in recent budgets are paying off, with the British Columbia economy exhibiting broadly-based strength and the government’s fiscal position sound and sustainable. British Columbia is now in a position to better weather the pressures expected from an aging population, when workers will be called upon to help support larger numbers of the baby boom generation entering their retirement years.

Renewed confidence in the economy and provincial finances has given the government the flexibility to introduce initiatives that will ensure the economy remains strong and has the capacity to seize upon the opportunities that await – such as the huge potential of emerging foreign markets, especially in Asia and the Pacific Rim.

Budget 2006 supports continued growth in productivity and living standards with measures that promote training and skills development, enhance the province’s international competitiveness and expand growth-promoting infrastructure. These efforts give all British Columbians an opportunity to benefit from the thriving economy.

Part 2:  TAX MEASURES

Table 2.1 Summary of Tax Measures

	Effective Date	Taxpayer Impacts
		2006/07	2007/08
		($ millions)
Income Tax Act
• Introduce an enhanced dividend tax credit to parallel new federal credit	January 1, 2006	(25)	(25)
• Extend the BC Mining Flow-through Share Tax Credit December 31, 2008	January 1, 2006	(3)	(3)
• Extend the enhanced tax credit rates for the Film Incentive BC and Production Services tax credits to 2008	April 1, 2006	(22)	(30)
Social Service Tax Act
• Exempt services to maintain or modify software	February 22, 2006	(35)	(35)
• Expand and clarify eligibility for machinery and equipment exemption	February 22, 2006	(8)	(8)
• Increase vehicle surtax threshold for passenger vehicles to $55,000 from $49,000	February 22, 2006	(10)	(10)
• Provide authority to repeal tire levy when industry stewardship program introduced	—	(5)	(10)
Motor Fuel Tax Act
• Expand eligible uses of coloured fuel	February 22, 2006	(15)	(15)
Home Owner Grant Act
• Increase the basic Home Owner Grant to $570 from $470 and the grant for seniors, veterans and the disabled to $845 from $745	2006 tax year	(95)	(95)
• Increase the threshold for the Home Owner Grant phase out	2006 tax year	—	—
Small Business Venture Capital Act
• Increase the tax credit budget to $25 million from $20 million	April 1, 2006	(5)	(5)
Sub-total		(223)	(236)
Training Measures
• Tax credits for training	2006/07	(30)	(30)

Total		(253)	(266)

Tax Measures — Supplementary Information

For more details on tax changes see Ministry of Small Business and Revenue website at: www.sbr.gov.bc.ca/budget/budget.htm

Income Tax Act

Enhanced Dividend Tax Credit

The province will introduce an enhanced dividend tax credit in conjunction with the proposed federal reduction in personal income taxes on certain dividends announced November 23, 2005. Currently, dividends are grossed up by 25 per cent when included in income for personal income taxes and are eligible for federal and provincial dividend tax credits. This gross up and dividend tax treatment is intended to recognize that taxes on this income are paid at both the corporate and personal level. However, the current mechanism is based on corporate taxes paid at the small business rates and not the higher general corporate rates.

Under the federal proposal, certain dividends will be grossed up by 45 per cent, rather than 25 per cent, and an enhanced federal dividend tax credit will apply to this income. This new mechanism is based on corporate taxes paid at the general rates of tax.

The province will introduce a new dividend tax credit for income subject to the 45 per cent gross up. Once all the details of the federal measure are known, the province will finalize the design of its dividend tax credit.

BC Mining Flow-through Share Tax Credit

The BC Mining Flow-through Share Tax Credit is extended for three years to December 31, 2008. The credit provides an incentive for raising capital for mineral exploration in the province.

As a result of the extension to the BC Mining Flow-through Share Tax Credit, the definition of excluded expenses for the purposes of the Mining Exploration Tax Credit is also amended.

Film Incentive BC and Production Services Tax Credits

As announced on January 20, 2006, the enhanced tax credit rates for film and video productions are extended to 2008. The basic Film Incentive BC tax credit rate will remain at 30 per cent for productions that begin prior to April 2008 and the basic Production Services Tax Credit will remain at 18 per cent for productions that begin prior to June 2008.

During 2007, the province will undertake a review of its tax credit programs and make a decision on whether to continue the tax credits beyond 2008 and, if so, at what rates.

Social Service Tax Act

Service Charges Related to Computer Software

Effective February 22, 2006, labour charges payable on services related to computer software are no longer subject to tax.

Provincial sales tax (PST) is currently payable on labour charges to install, modify, repair or maintain taxable computer software.

Production Machinery and Equipment (M&E) Exemption

Effective February 22, 2006, the following changes are made to the provincial sales tax exemption for M&E:

•                  The exemption is expanded to apply to businesses that primarily provide manufacturing “services” to manufacturers that are eligible for the M&E exemption (service providers were previously excluded from the exemption);

•                  The exemption for parts to repair and maintain exempt M&E is expanded to include parts used to assemble exempt M&E. Materials remain subject to tax;

•                  Requirements to qualify for the exemption are clarified, consistent with administrative practice.

Effective July 31, 2001, the exemption is clarified to explicitly exclude office equipment such as photocopy machines when purchased for office use. This is consistent with the original intent, administration of the exemption since its introduction in 2001 and similar exemptions in other jurisdictions.

Vehicle Surtax Thresholds for Passenger Vehicles Increased

Effective February 22, 2006, the threshold for the surtax on passenger vehicles is increased to $55,000 from $49,000. Tax rates will apply as follows:

•                  7 per cent on passenger vehicles valued at less than $55,000;

•                  8 per cent on passenger vehicles valued at $55,000 or more, but less than $56,000;

•                  9 per cent on passenger vehicles valued at $56,000 or more, but less than $57,000; and

•                  10 per cent on passenger vehicles valued at $57,000 or more.

The new thresholds apply to all passenger vehicles purchased after February 22, 2006. For leased passenger vehicles, the new vehicle surtax thresholds apply to the first lease payment due after February 22, 2006. The increase in the threshold will allow British Columbians who require diesel pickup trucks and similar vehicles for work to purchase them without payment of the surtax.

Environmental Levy on New Tires To Be Repealed When Industry Stewardship Program Introduced

Legislative authority is provided to repeal, by regulation, the existing $3 levy on each new pneumatic tire purchased or used in the province. The levy will be repealed when an industry stewardship program for tires is introduced.

For more information on stewardship programs see the Ministry of Environment website at: http://www.env.gov.bc.ca/epd/epdpa/ips/index.html

Motor Fuel Tax Act

Expand Eligible Uses of Coloured Fuel

Effective February 22, 2006, the Act is amended to expand the authorized uses of coloured gasoline and diesel fuel to include any vehicle that is not licensed to operate on a highway regardless of the vehicle type or use. All vehicles currently eligible to use coloured fuel remain eligible to use it. As a result of the amendment, unlicensed recreational vehicles such as snowmobiles and all terrain vehicles are also eligible to use coloured fuel.

Also effective February 22, 2006, the Motor Fuel Tax Regulation is amended to expand the partial tax refund for tax paid on fuel used in stationary motor vehicles to operate equipment for prescribed purposes. The refund payable is the difference between the clear fuel tax paid and the tax that would have been paid if the fuel had been coloured fuel. The expanded list of eligible purposes is as follows:

•                  Rotating the drum and pumping ready mixed concrete;

•                  Pumping or dispensing liquids or other material to or from a commercial motor vehicle which does not include a hydraulic cylinder or a hydraulic arm other than on a logging truck;

•                  Operating a mobile crane;

•                  Operating a hydraulic arm mounted on a logging truck;

•                  Operating temperature control equipment to preserve goods in an insulated cargo box on a commercial vehicle; or

•                  Operating a drilling unit that is operated by a power take-off unit.

Home Owner Grant Act

Increase Home Owner Grant

Effective for the 2006 tax year, the basic homeowner grant is increased to $570 from $470. For those recipients who are 65 or older, disabled or a veteran, the grant is increased to $845 from $745.

Increase in Threshold for Home Owner Grant Phase-out

As announced January 10, 2006, effective for the 2006 tax year, the threshold for the phase-out of the homeowner grant is increased to $780,000 from $685,000. This change ensures that in excess of 95 per cent of homeowners are eligible for the full grant. For properties valued above the threshold of $780,000, the grant is reduced by $5 for every $1,000 of assessed value in excess of the threshold. The basic grant is completely eliminated for properties valued at $894,000 and above and completely eliminated for those recipients of the higher grant, available to seniors, veterans and the disabled, whose properties are valued at $949,000 and above.

Small Business Venture Capital Act

Increased Budget for Venture Capital Program

Effective for the 2006/07 program year, the tax credit budget for the Small Business Venture Capital program is increased to $25 million from $20 million. Under the program, taxpayers can receive a credit of 30 per cent of their investment in eligible small businesses, or in venture capital corporations which in turn invest in eligible small businesses, up to an annual limit. The increase to the budget will mean that about $17 million in additional equity capital can be raised each year for eligible businesses.

Training and Skills Development Tax Credits

The government will set aside $90 million over the next three years for a new program of tax credits to help meet the demand for skilled workers. The program will encourage employers to step forward and create new opportunities for people to acquire the skills they need to fully participate in the economy. The credit program will be designed in consultation with industry representatives from around the province.

Administrative Measures — Supplementary Information

For more details on tax changes see Ministry of Small Business and Revenue website at: www.sbr.gov.bc.ca/budget/budget.htm

Table 2.2 Summary of Administrative Measures

Effective Date
Income Tax Act
• Increase the maximum medical expenses that can be claimed for a dependant to $10,000 from from $5,000	January 1, 2005
• Include Pitt Meadows in the regional film tax credits	February 22, 2006
• Continue the royalty and deemed income rebate until with the federal tax treatment of the resource sector starting January 1, 2007	January 1, 2007
• Clarify deadlines for claiming tax credits	November 17, 2005
International Financial Activity Act
• Remove adjusted interest formula	September 1, 2004
Social Service Tax Act
• Exempt sale of custom software when sold as part of a business	February 22, 2006
• Provide partial refund for conversion of buses to operate as hybrid electric vehicles or on HCNG	February 22, 2006
• Clarify application of tax to heat and provide exemption for residential use	February 21, 2000
• Adjust application of tax to interjurisdictional vehicles used for short-term rental	February 22, 2006
• Provide additional exemptions for bona fide farmers	February 22, 2006
Home Owner Grant Act
• Allow disabled to claim additional Home Owner Grant if structural modifications were made by previous owner	2006 tax year
Motor Fuel Tax Act
• Clarify taxation of Biodiesel fuel	February 22, 2006
Mineral Tax Act
• Clarify determination of gross revenues from mining operations	January 1, 2006
Hotel Room Tax Act
• Increase exemption threshold to $30 per day from $20 per day and reduce definition of long-term accommodation to one month from two months	February 22, 2006
Property Transfer Tax Act
• Clarify exemption for transfers to the Public Guardian	February 22, 2006
• Expand exemption for amalgamations to include amalgamations under the Society Act	February 22, 2006
• Clarify refund where social service tax and property transfer tax are paid on the same property	February 22, 2006
• Clarify definition of family farm corporation	February 22, 2006
School Act
• Set residential school property tax rates	2006 tax year
• Set provincial non-residential school property tax rates	2006 tax year
Taxation (Rural Area) Act
• Set provincial rural property tax rates	2006 tax year
Health Authorities Act
• Exemption continued for Vancouver Academic Ambulatory Care Centre while under construction	2006 tax year

Income Tax Act

Medical Expense Tax Credit

Effective for 2005 and subsequent tax years, the maximum annual amount of medical expenses that can be claimed on behalf of dependent relatives is increased to $10,000 per dependant from $5,000 per dependant.

Regional Film Tax Credit

Effective February 22, 2006, the definition of the designated Vancouver area is changed for purposes of determining the regional credits for both the Film Incentive BC and Production Services Tax Credit. The change will include Pitt Meadows for the regional credits by moving the eastern boundary for the designated Vancouver area to follow the western shore of the Pitt River and the southern shore of the Fraser River.

Royalty and Deemed Income Rebate

The province intends to eliminate its royalty and deemed income rebate and harmonize with the federal taxation of the resource sector effective for tax years starting after 2006.

The British Columbia royalty and deemed income rebate is an income tax provision that contains special rules that require a taxpayer to calculate tax by adding back into income the federal resource allowance, and deducting provincial royalties and taxes paid under the Mineral Tax Act. This provision was put in place in the 1970’s because the province did not want to parallel the federal resource allowance.

By 2007, the federal government will have phased out its resource allowance and phased in deductibility of provincial royalties and mining taxes. The province will maintain the royalty and deemed income rebate provisions until the end of 2006 after which the provincial and federal taxation of the resource sector will be harmonized.

Tax Credit Filing Requirements

The filing requirements including deadlines for claiming various income tax credits are clarified. These clarifications are consistent with existing requirements under the Act and with recent federal amendments.

International Financial Activity Act

Adjusted Interest Formula

Effective September 1, 2004, the Act is amended to remove the interest adjustment. The adjustment was introduced to limit interest expenses in the calculation of revenue from international loans. The adjustment has been too restrictive in some cases, particularly in light of lower interest rates, and is removed retroactive to the commencement of the Act.

Social Service Tax Act

Exemption for Sale of Custom Software When Sold as Part of a Business

Custom and eligible modified software are not subject to PST. Sales of copies or the right to use such software to someone other than the person for whom it was originally developed are taxable.

Effective February 22, 2006, an exemption is provided for sales of custom and eligible modified software as part of the sale of a business, as a going concern, provided the seller does not retain any rights or interests in the software. Sales of copies or the right to use such software to others while retaining an interest in the software remain taxable.

Partial Refund Provided For Hybrid Electric and HCNG Bus Conversions and Definition of Hybrid Electric Vehicle Clarified

Effective February 22, 2006, a partial refund is provided for tax paid on parts and labour to convert shuttle buses and passenger buses to operate as hybrid electric vehicles or on HCNG (a blend of hydrogen and compressed natural gas). Shuttle and passenger buses are eligible for a refund up to $5,000 and $10,000 respectively.

Effective February 22, 2006, the definition of hybrid electric vehicle is amended to clarify that a vehicle must be capable of “sustained” propulsion by the electric motor alone, or simultaneously with the internal combustion engine, to qualify as a hybrid electric vehicle.

Application of Tax to Heat Clarified and Exemption Provided for Residential Use

Electricity, natural gas, manufactured gas, fuel oil and steam are tangible personal property under the Social Service Tax Act and taxable unless specifically exempted. Exemptions are provided when purchased for residential use.

Effective February 21, 2000, the Act and Regulations are amended to clarify that heat is tangible personal property. An exemption is provided effective February 21, 2000, for heat purchased for residential use. The retroactive exemption will allow residential purchasers who have paid tax on purchases of heat to apply for a refund of tax.

Refund of BC Multijurisdictional Vehicle (MJV) Tax Paid on Short Term Rental Vehicles

Effective February 22, 2006, a refund is provided for the British Columbia portion of the annual MJV tax paid if the vehicle is primarily leased as a short-term rental vehicle to the public for the transportation of goods and tax is paid on the vehicle rental by lessees.

This change brings the application of tax on short-term MJV rentals into line with that of other tangible personal property under the Act.

Bona Fide Farmers

Effective February 22, 2006, sand used for livestock bedding and heat are added to the list of items that can be purchased or leased exempt from provincial sales tax by bona fide farmers for a farm purpose.

Home Owner Grant Act

Additional Grant for Disabled Home Owners Expanded

Effective for the 2006 tax year, disabled home owners qualify for the additional grant if they purchase a residence that has been modified by a previous owner for use by a disabled person. The structural modifications must meet the homeowners’ disability needs and have a value that exceeds $2,000.

Motor Fuel Tax Act

Taxation of Biodiesel Fuel

Effective February 22, 2006, the Act is amended to include Biodiesel in the definitions of motive fuel and marine diesel fuel. The purpose of the amendment is to impose tax at the appropriate clear or coloured fuel tax rate when Biodiesel is not blended with diesel fuel. The amendment does not change the eligibility of Biodiesel for alternative motor fuel status when blended with conventional diesel fuel in portions from 5 per cent to 50 per cent Biodiesel.

Mineral Tax Act

Gross Revenues

Effective January 1, 2006, the Act is amended to clarify the definition of gross revenues from mining operations. The clarification is required to ensure that tax applies to the full selling price of the minerals in cases where two or more related persons operate a mine.

Hotel Room Tax Act

Price Threshold and Length of Stay Requirement for Exemption

Effective February 22, 2006, the Act is amended to:

•                  raise the $20 per night exemption threshold to $30 per night, or $210 per week; and

•                  amend the definition of exempt long-term occupation by reducing the continuous period of time a lodging must be let to the same person to one month from two months.

Property Transfer Tax Act

Exemption Clarified for Transfers to the Public Guardian on Behalf of a Minor

Effective February 22, 2006, the exemption for transfers of land to the Public Guardian on behalf of a minor is amended to clarify that it applies to the transfer of a “family farm” and a “recreational residence”, as defined under the Act, from the estate of a deceased.

Exemption for Amalgamations Expanded

Effective February 22, 2006, an exemption is provided for amalgamations under the Society Act. This parallels existing exemptions for amalgamations under the Business Corporations Act and similar federal and provincial statutes.

Refund of Property Transfer Tax for Property Assessed Social Service Tax Clarified

A refund of property transfer tax is currently provided for tax paid on that portion of the value of property that is assessed social service tax (provincial sales tax) and social service tax is paid.

Effective February 22, 2006, a refund of property transfer tax will be available where both social service tax and property transfer tax are paid on the same portion of the value of property.

Definition of “Family Farm Corporation” Clarified

Effective February 22, 2006, the definition of “family farm corporation” is amended to clarify that all shareholders must be individuals to qualify for exemption.

School Act

Provincial Residential School Property Tax Rates

For the 2006 calendar year, average residential school property taxes before application of the homeowner grant will be increased by the provincial inflation rate from the previous year. For 2006 the increase will be 2.0 per cent. This rate setting policy has been in place since 2003.

Provincial Non-Residential School Property Tax Rates

A single, province-wide rate is set for each of the seven non-residential property classes.

In response to increases in assessed values, the rates for 2006 will be adjusted so that the change in total non-residential school tax revenue will be limited to inflation plus new construction. This adjustment to rates may differ by property class to reflect differences in relative changes in assessed values by class. The rates will be set when revised assessment roll data are available.

Taxation (Rural Area) Act

Provincial Rural Area Property Tax Rates

A single provincial rural residential tax rate applies province-wide. For the 2006 calendar year, the provincial rural residential tax rate will fall in response to rising average assessed values consistent with policy introduced in Budget 2003. Average residential provincial rural area taxes will increase by the provincial inflation rate of 2.0 per cent.

Health Authorities Act

Academic Ambulatory Care Centre

The Academic Ambulatory Care Centre remains under construction in Vancouver. An exemption was provided for the 2005 taxation year and that exemption is continued for the 2006 taxation year. Once operational, those portions of the centre used for hospital purposes will be exempt under general provisions of the Act.

Part 3: BRITISH COLUMBIA ECONOMIC REVIEW AND OUTLOOK(1)

Summary

•                  Growth in British Columbia is strong, supported by a low unemployment rate, robust domestic demand and strong business investment.

•                  Growth is expected to moderate over the medium-term, but remain robust.

Internal risks to the economic forecast

•                  The mountain pine beetle epidemic

•                  A shortage of skilled workers in the construction industry

External risks to the economic forecast

•                  The Canadian dollar rises significantly above the current forecast

•                  A slowdown in the US economy

•                  Natural gas prices falling significantly below forecast

Recent Developments

Following estimated growth of 3.6 per cent in 2005, the British Columbia economy is forecast to grow 3.3 per cent in 2006 and 3.1 per cent in 2007. Consistent with government’s prudent forecasting practices, this forecast is slightly more conservative than that of the Economic Forecast Council, a group of independent private sector economists who provide advice to the Minister of Finance on the provincial economic outlook.

The Economic Forecast Council forecasts growth in British Columbia of 3.6 per cent in 2006 and 3.2 per cent in 2007 on average. Over the 2008 to 2010 period, the Council expects the British Columbia economy to grow 3.2 per cent per year on average, while the Ministry of Finance expects growth to average 3.1 per cent over the medium-term (see Chart 3.1). A topic box at the end of Part Three reports on the consultation with the Economic Forecast Council.

Chart 3.1 British Columbia’s economic outlook

(1) Reflects information available as of February 10, 2006. All annual and quarterly references are for the calendar year.

Employment in BC showed strength for most of 2005, posting annual growth of 3.3 per cent. The unemployment rate hit 4.9 per cent in November, its lowest rate in over three decades. For the year, the unemployment rate averaged 5.9 per cent in 2005. Meanwhile, employment in the province was unchanged in the first month of 2006 compared to December 2005, with 2,166,900 people employed. The unemployment rate in January was also unchanged at 5.1 per cent.

Following double-digit growth for four years, housing starts grew 5.3 per cent in 2005 to average 34,667 units. Housing starts in BC remain at high levels, supported by strong migration to the province that has offset the impact of rising interest rates. In January 2006, BC housing starts came in at 35,700 units.

Retail sales continued to post strong growth in 2005, with retail sales in BC up 6.1 per cent on a year-to-date basis to November, reflecting increasing migration and strong consumer confidence.

Manufacturing shipments declined during the first part of 2005 due to weak shipments of wood and paper and lower spruce-pine-fir prices. However, manufacturing shipments were up 1.5 per cent year-to-date to November as shipments of wood and primary metals regained ground in the final quarter.

The value of merchandise exports rose 10.0 per cent in 2005, mainly due to robust energy exports and higher natural gas prices. Meanwhile, forestry exports declined 7.1 per cent last year due to lower spruce-pine-fir prices and the high Canadian dollar.

Non-residential building permits climbed strongly in the first half of 2005 but fell back somewhat in the last two quarters of 2005. Nevertheless, the strength in non-residential permits earlier in the year resulted in an increase of 54.7 per cent in 2005. Overall, strength was seen in the institutional and government as well as the commercial components of non-residential building permits.

The performance of key BC economic indicators in recent quarters is presented in Table 3.1.

Table 3.1 British Columbia Economic Indicators

All data seasonally adjusted	Third Quarter July to Sept. 2005 change from Apr. to Jun. 2005	Fourth Quarter Oct. to Dec. 2005 change from July to Sept. 2005		Year-to-Date Jan. to Dec. 2005 change from Jan. to Dec. 2004
		Per cent change

Employment	+0.4	+1.4		+3.3
Manufacturing Shipments	-2.4	+3.7	*	+1.5	*
Exports	+4.6	+7.4		+10.0
Retail Sales	+2.8	+0.5	*	+6.1	*
Housing Starts	+14.5	-1.6		+5.3
Non-Residential Building Permits	-4.8	-12.7		+54.7

Source: Statistics Canada; BC Stats

* Data available to November only

The Outlook for the External Environment

The U.S. economy posted strong growth for most of 2005, with annualized growth of 4.1 per cent in the third quarter, slowing to 1.1 per cent in the fourth quarter. Slower growth in the final quarter was due to substantially weaker growth in real consumer spending, business investment and residential investment. Federal government spending declined in the October to December period of 2005 due to a drop in defense spending related to timing issues. Strong imports growth in the fourth quarter also contributed to the lower real GDP growth, while exports growth was relatively unchanged.

Overall, the U.S. economy grew by 3.5 per cent in 2005, down from 4.2 per cent in 2004. The U.S. economy created 2.028 million jobs in 2005, more than the 1.436 million recorded for 2004. Retail sales in the U.S. rose 7.3 per cent in 2005. High energy prices resulted in inflationary pressures in the U.S. with the annual consumer price index up 3.4 per cent in 2005, from 2.7 per cent recorded in 2004. However, core inflation remains under control so far, as the energy price spike following the hurricanes in the Southern U.S. did not pass-through into broader inflation. Housing starts in the U.S. grew 6.0 per cent in 2005 to reach 2.1 million units. The U.S. housing market has slowed in recent months and analysts anticipate further weakness as higher mortgage rates, high house prices and saturated demand act as a drag on the overall housing market.

Chart 3.2 US home sales slowed in recent months

Source: U.S. National Association of Realtors

After the 3.5 per cent growth seen in 2005, the January Consensus Economics survey of private sector economists expects U.S. real GDP growth of 3.4 per cent in 2006 and 3.1 per cent in 2007. Over the past year, the consensus outlook for 2006 has hovered around a narrow range of 3.2 per cent to 3.4 per cent. Most analysts are expecting growth in the U.S. to moderate going into the second half of 2006 due to the impact of sustained high oil prices, higher interest rates and slowing consumer spending growth as the housing market moderates.

Chart 3.3. Consensus outlook for 2006 remians steady
Forecast annual per cent change in 2006 real GDP

Source:  Consensus Economics

The chart above represents forecasts for real GDP growth in 2006 as polled on specific dates. For example, forecasters surveyed on January 9, 2006 had an average 2006 U.S. growth forecast of 3.4 per cent, while last July they forecast 2006 U.S. growth at 3.2 per cent.

In order to reflect the risks surrounding the U.S. economic outlook, the Ministry of Finance’s growth assumptions are somewhat lower than the consensus. For 2006, the Ministry of Finance assumes U.S. economic growth of 3.0 per cent, compared to the current 3.4 per cent consensus. U.S. growth is expected to moderate to 2.9 per cent in the Ministry of Finance forecast for 2007, while the January consensus survey predicts somewhat higher growth of 3.1 per cent. Over the medium-term, the Ministry of Finance assumes that the U.S. economy will grow at a rate of about 3.0 per cent per year. The uncertainty surrounding the sustainability of U.S. economic growth in 2006 and 2007 stems from a number of factors, including slowing in the U.S. housing market as interest rates rise, the impact of high energy prices and the fiscal and current account deficits.

A rebound in exports, strong commodity prices and continued strength in domestic demand supported growth in the Canadian economy in 2005. Real GDP in Canada grew at an annualized rate of 3.4 per cent in the second quarter and 3.6 per cent in the third quarter of 2005. The Canadian economy created 222,700 jobs in 2005, an increase of 1.4 per cent. Towards the latter part of 2005 the unemployment rate fell to its lowest level in over 30 years, and averaged 6.8 per cent for the year.

Strong commodity prices supported the trade sector with the value of merchandise exports up 5.8 per cent in 2005. Despite the appreciation of the Canadian dollar relative to the U.S. dollar, manufacturing shipments in Canada grew 3.4 per cent in the first eleven months of 2005 compared to the same period in 2004. Overall domestic demand in Canada remained healthy last year, with retail sales posting growth of 6.3 per cent during the first eleven months of 2005 compared to the same period a year ago. Low mortgage rates, healthy labour markets and steady income growth continued to support the Canadian housing market in 2005, with housing starts totaling 225,481 units, a 3.4 per cent decline from 2004. While the growth in housing starts declined in 2005, the level of housing starts remained high and posted their second highest level since 1988.

The Consensus Economics survey has kept their 2006 Canadian growth expectations steady at 3.0 per cent for the past four months. Supported by recent positive economic data releases for the labour market and retail sales, forecasters expect consumer spending to support growth going into 2006. The Ministry of Finance assumes a more conservative growth rate of 2.8 per cent in 2006.

Table 3.2 Ministry of Finance Economic Forecast: Key Assumptions

		Forecast
	2005	2006		2007	2008	2009	2010
	Per cent change unless otherwise noted
U.S. Real GDP	3.5		3.0	2.9	3.0	3.0	3.0
Canada Real GDP	2.9	(e)	2.8	2.6	2.8	2.8	2.8
Japan Real GDP	2.3	(e)	1.8	1.7	1.5	1.5	1.5
Europe Real GDP	1.3	(e)	1.7	1.8	2.0	2.0	2.0
U.S. Housing Starts	6.0		-9.2	-9.3	-5.9	0.0	0.0
Canada 3-month Treasury Bill Rate	2.7		3.9	4.1	4.6	5.0	5.0
Canada 10-year Government Bonds	4.1		4.7	4.9	5.4	6.0	6.0
U.S. cents / Canadian dollar	82.5		86.2	85.2	85.0	85.0	85.0

(e) Ministry of Finance estimate.

For 2007, several forecasters have adjusted down their Canadian forecasts in recent months. As well, the Bank of Canada Monetary Policy Report Update, released on January 26, 2006, noted that the risks were to the downside for 2007 and beyond as “the unwinding of global imbalances could involve a slowdown in world economic activity”. The January Consensus survey calls for growth of 2.7 per cent for 2007. The Ministry of Finance forecast assumes that the Canadian economy will grow by 2.6 per cent in 2007.

The Japanese economy performed above initial expectations last year as domestic demand strengthened as the year progressed. Export growth was also strong, helped by the yen’s weakness versus the U.S. dollar and China’s booming economy. Analysts expect an improving job market and robust housing activity to support further strengthening in domestic demand. Corporate sector resilience and continued export growth are expected to support growth in 2006. Following estimated growth of 2.5 per cent in 2005, the January Consensus Economics survey predicts economic growth in Japan of 2.2 per cent in 2006 and 2.1 per cent for 2007. The Ministry of Finance is assuming lower growth of 1.8 per cent in 2006 and 1.7 per cent in 2007, to reflect uncertainty about how broadly based growth in the Japanese economy will be. This uncertainty is highlighted by the wide range of private sector forecasts.

Germany’s economy has been showing signs of improvement recently with accelerating investment in machinery and equipment, rising business sentiment and growth in industrial production. However, going forward analysts are uncertain as to whether these improvements will translate into more jobs and higher consumer spending. Overall growth prospects for Europe remain subdued in the near-term due to the uncertainty of Germany’s economic recovery. The Consensus Economics survey in January predicts growth of

1.9 per cent in Europe for 2006 and 1.8 per cent in 2007. The Ministry of Finance forecasts slightly lower growth of 1.7 per cent in 2006 and 1.8 per cent in 2007 for Europe.

According to preliminary estimates, China’s economy grew 9.9 per cent in 2005, driven by strong exports. In July of 2005, China delinked its currency from the U.S. dollar, resulting in a revaluation of 2.1 per cent. The Chinese Yuan now floats within a very narrow band against a basket of currencies from the country’s major trading partners, and some analysts are expecting authorities to maintain a moderate rate of Yuan appreciation against the U.S. dollar in 2006. Domestic demand is expected to be the main driver of economic growth in China in 2006 as export growth eases. Banking sector reforms and the downsizing of less efficient state owned enterprises continue to be important elements to China’s economic stability. Blue Chip Economic Indicators, a monthly survey of about 50 leading business economists, was forecasting growth in China of 8.6 per cent in 2006 and 8.2 per cent in 2007 in their January survey.

Financial Markets

The Federal Reserve Board raised the intended federal funds rate 25 basis points on January 31, 2006, bringing the key interest rate to 4.50 per cent. The federal funds rate has been raised 25 basis points at every meeting since June of 2004 for a total of 350 basis points, as the Fed steadily removed monetary stimulus from the U.S. economy. In their latest announcement, the Fed indicated that the expansion in economic activity in the U.S. appears solid despite recent economic data releases and that “some further policy firming may be needed to keep the risks to the attainment of both sustainable economic growth and price stability roughly in balance”.

Chart 3.4 Rise in short-term interest rates to pause later in 2006

Sources:  Bank of Canada and U.S. Federal Reserve Bank, Ministry of Finance forecasts.

The Bank of Canada raised the target overnight rate 75 basis points over the course of 2005, ending the year at 3.25 per cent. In their January 24, 2006 interest rate announcement the Bank of Canada raised its target for the overnight rate another 25 basis points to 3.50 per cent. The Bank stated that Canadian and global economies are evolving in line with their expectations and that the, “risks to the Bank’s projection remain balanced for 2006 and tilted to the downside through 2007 and beyond.” They also indicated that further modest reduction in monetary stimulus would be required over the medium-term and that consumer price inflation and core inflation should return to the 2.0 per cent target by the first half of 2007.

Outlook

Consistent with private sector forecasts, the Ministry of Finance assumes that the Federal Reserve will raise the federal funds rate in the first quarter of 2006, and then move to the sidelines as inflationary pressures ease and growth moderates. Going into 2007, the average of the private sector anticipates a decline in interest rates as the U.S. economy slows.

Private sector forecasters (see Table 3.3) expect the Bank of Canada to continue raising the overnight target rate in the first half of 2006, before going on hold until 2008 as growth in the Canadian economy moderates. The private sector average reflects the Bank of Canada’s sentiment that a further reduction in monetary stimulus will be required to keep inflation in check.

Table 3.3 Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts

Average annual interest rate (per cent)	2006	2007
Global Insight	3.9	4.0
BMO	4.1	4.5
Nesbitt Burns	3.9	4.1
Scotiabank	3.9	3.8
TD Economics	3.8	3.8
RBC Capital Markets	4.1	4.5
Average (as of January 5, 2006)	3.9	4.1
Budget 2006/07 Forecast	3.9	4.1

Private sector forecasters expect the Canadian three-month treasury bill rate to average 3.9 per cent in 2006, and 4.1 per cent in 2007. Ten-year government of Canada bonds are forecast to average 4.7 per cent this year and 4.9 per cent in 2007. The Ministry of Finance outlook is based on the average of six private sector forecasts as of January 5, 2006.

The appreciation of the Canadian dollar continued in 2005, with the value of the Canadian dollar averaging 82.5 cents US for the year, up from 76.8 cents US in 2004. After weakness earlier in the year, the Canadian dollar appreciated in the second half of 2005 and hit a high of 87.7 cents US on February 1, 2006.

Outlook

High energy prices, rising Canadian interest rates and continued weakness in the U.S. dollar (weighed down by the twin deficits) are expected to support the Canadian dollar in 2006. However, appreciation in the Canadian dollar may be tempered by softening non-energy commodity prices.

Chart 3.5 Canadian dollar forecast at 85 cents in medium term

Sources: Bank of Canada, BC Ministry of Finance forecast

Private sector forecasters expect the Canadian dollar to average 86.2 cents US in 2006, falling to 85.2 cents US in 2007. The Ministry of Finance exchange rate outlook is based on these private sector averages (see Table 3.4). The Canadian dollar is expected to level out at 85.0 cents US for the 2008 to 2010 period.

Table 3.4 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $ )	2006	2007
Global Insight	86.7	87.5
BMO	86.7	86.0
Nesbitt Burns	87.4	84.5
Scotiabank	86.9	89.7
TD Economics	85.9	82.0
RBC Capital Markets	83.4	81.5
Average (as of January 5, 2006)	86.2	85.2
Budget 2006/07 Forecast	86.2	85.2

The British Columbia Outlook

The outlook for 2005 improved over the course of the year, as robust employment and income gains translated into higher consumer spending. Investment posted strong growth and exports were also higher than expected. The Ministry of Finance estimates that the BC economy posted growth of 3.6 per cent in 2005, ahead of last year’s February 15 budget forecast of 3.1 per cent and the subsequent September Update forecast of 3.4 per cent.

For 2006, the Ministry of Finance expects economic growth in British Columbia, at 3.3 per cent, to outperform Canadian growth in 2006. Over the medium-term, economic growth in BC of 3.1 per cent is expected, reflecting continuing robust investment, consumer spending and export growth. This outlook is consistent with, but slightly lower than the Economic Forecast Council.

Table 3.5  British Columbia Economic Outlook

			Forecast
	2005		2006	2007	2008	2009	2010
	Per cent change in real GDP
Ministry of Finance Economic Forecast	3.6	(e)	3.3	3.1	3.1	3.1	3.2
Economic Forecast Council (1)	3.8		3.6	3.2	3.2	3.2	3.2

(e)   Ministry of Finance estimate.

(1)   Average of the thirteen members who provided forecasts. (The Council provided a single average annual growth rate for the 2008 through 2010 period.)

Table 3.6 summarizes the Ministry of Finance’s outlook for key economic indicators, while Tables 3.8.1 to 3.8.4 at the end of Part Three provide additional detail on the economic forecast.

Table 3.6 Ministry of Finance Economic Forecast:  Key Economic Indicators

		Forecast
	2005	2006		2007	2008	2009	2010
	Per cent change unless otherwise noted
British Columbia Economic Indicators
Real GDP	3.6	(e)	3.3	3.1	3.1	3.1	3.2
Nominal GDP	6.3	(e)	5.7	4.7	4.7	4.7	4.9
Employment	3.3		2.0	2.0	2.0	1.9	2.0
Unemployment Rate	5.9		5.7	5.6	5.5	5.5	5.5
Total Net In-migration (thousands of persons)	46.9	(1)	45.0	46.9	48.2	49.2	50.6
Personal Income	5.3	(e)	5.2	4.7	4.5	4.5	4.6
Corporate Pre-tax Profits	7.4	(e)	7.8	5.2	5.0	5.0	5.0
Housing Starts (thousands of units)	34.7		32.0	31.7	31.2	30.5	30.4
Retail Sales	6.1	(e)	5.7	5.1	5.1	5.2	5.2

(e) Ministry of Finance estimate.                                   (1) BC STATS estimate.

The Labour Market

Employment in British Columbia was robust in 2005 averaging 2,130,500 persons employed, an increase of 3.3 per cent from 2004. The economy created 67,800 jobs in 2005, 63,100 of which were in full-time employment and 4,800 in part-time employment. Job growth in British Columbia was broadly based, with both goods and services sectors expanding in 2005.

The unemployment rate in British Columbia averaged 5.9 per cent in 2005, down from 7.2 per cent in 2004 as growth in employment outweighed growth in the labour force. The unemployment rate hit 4.9 per cent in November, its lowest rate in three decades.

Chart 3.6 Employment growth robust in 2005
Thousands of jobs; seasonally adjusted

Source: Statistics Canada

Outlook

Employment is forecast to increase by 2.0 per cent in 2006, adding about 41,000 jobs to the BC economy. In 2007, an additional 43,000 jobs are expected to be created in BC, an increase of 2.0 per cent as well.

The labour force is expected to grow at about 1.8 per cent in 2006 and 1.9 per cent in 2007. As the labour force is expected to grow at a slower pace than employment for those two years, the unemployment rate is forecast to fall to 5.7 per cent in 2006 and 5.6 per cent in 2007. Over the medium-term, the unemployment rate is forecast to level off at around 5.5 per cent.

Chart 3.7 Unemployment rate forecast to trend down
Unemployment rate; per cent

Sources: Statistics Canada and BC Ministry of Finance forecast

Domestic Demand

Consumer Spending and Housing

Retail sales continued to post strong growth in 2005, with the value of total retail sales in BC up 6.1 per cent in the first eleven months of 2005 relative to the same period of 2004. The high level of housing activity in 2005 supported retail sales in the province, as much of the strength was seen in home furnishings, home improvement stores and home electronics and appliances. However, the largest contributor to retail sales growth in 2005 was the value of fuel sales, reflecting higher market prices for gasoline.

Chart 3.8 Retail sales growth continues in 2005
Total retail sales, $billions; seasonally adjusted

Source: Statistics Canada

British Columbia housing starts totaled 34,667 units in 2005, a 5.3 per cent increase over the previous year. Increased migration and robust job creation supported housing starts in 2005. In the first month of 2006, housing starts came in at 35,700 units.

Outlook

The forecast for inflation-adjusted consumer spending on goods and services calls for growth of 3.4 per cent in 2006 (see Table 3.8.1 at the end of Part Three). Steady growth in employment and rising incomes in British Columbia will support consumer demand for goods and services this year. In 2007 and beyond, growth of 3.1 per cent is expected in real consumer spending on average, reflecting steady income growth and low levels of unemployment in the province. Retail sales are forecast to rise 5.7 per cent in 2006, followed by growth of 5.1 per cent in 2007.

Although the level of housing starts will remain high, rising interest rates, saturated demand and rising house prices are expected to cool housing starts growth in British Columbia over the forecast period. Housing starts are forecast to total 32,000 units in 2006, falling to around 31,700 units in 2007. Over the medium-term, housing starts are forecast to decline gradually reaching 30,400 units by 2010.

Chart 3.9 Housing starts to ease from current high
Thousands of starts

Sources: Canada Mortgage and Housing Corporation actuals and BC Ministry of Finance forecast

External Trade and Commodity Markets

The value of BC’s merchandise exports rose 10.0 per cent in 2005, mainly due to robust energy exports. Energy exports grew 68.5 per cent due to a combination of price hikes and increased demand. Electricity exports surged at the end of 2005, as the effects of the hurricanes in the southern U.S. resulted in higher energy prices and increased demand. Also, the value of natural gas and coal exports was up considerably in 2005 compared to 2004.

Lower spruce-pine-fir prices, and the continued effect of a higher Canadian dollar, contributed to a 7.1 per cent decline in forestry exports last year. The spruce-pine-fir price averaged US$355 in 2005, down almost 10 per cent from US$394 in 2004. The price of hemlock baby squares also fell last year, down 12.1 per cent to average US$540 in 2005. In contrast, the value of non-forestry merchandise exports increased 24.7 per cent in 2005.

Canadian natural gas prices continued to be volatile over the course of 2005, with the lowest price of $5.5C/GJ in February being followed by an estimated high of $11.1C/GJ in December. Natural gas prices rose significantly in the second half of the year and into December when colder-than-normal weather raised concerns about winter supply.

Coal prices more than doubled last year, driven largely by demand from China’s rapidly growing economy. Analysts are keeping an eye on the coming expansion of India’s steel sector and the potential impact that may have on the demand for coal and hence coal prices.

Prices for metals also strengthened in 2005. Prices for molybdenum, zinc, copper, lead and aluminum posted double-digit growth in 2005 while gold and silver also posted strong price gains.

Chart 3.10 Natural gas prices volatile and forecast to moderate

Outlook

Real exports of goods and services are expected to increase 1.9 per cent in 2006. This is somewhat lower than the 2.8 per cent growth estimated in 2005, reflecting the higher Canadian dollar, easing external demand and continued weakness in the BC forestry sector. Real export growth is forecast to improve over the medium-term, consistent with economic growth in BC’s trading partners and increased service exports related to the 2010 Olympics. Over the 2007 to 2010 period, export growth is expected to average 4.0 per cent per year.

Chart 3.11 Exports growth averages 4.0 per cent in medium term

Real exports of Goods and Services

Export prices are expected to decline in 2007, led by lumber prices returning to their medium-term levels. Spruce-pine-fir prices are expected to average US$338 per thousand board feet in 2006 and US$300 through the remainder of the forecast period. Natural gas prices are forecast to decline gradually, reaching C$6.24/GJ by 2009/10.

The average price of British Columbia goods and services exports is forecast to rise just 0.4 per cent in 2006, as the strength in energy prices are largely offset by a decline in the price of lumber, BC’s largest export, and slowing metal prices. The average export price is expected to pick up gradually over the medium-term as commodity prices stabilize and the Canadian dollar remains around 85.0 cents US.

Business and Government

Total business investment (including residential) adjusted for inflation is estimated to have expanded by 5.9 per cent in 2005, following robust growth of 10.6 per cent in 2004. Most of the growth in business investment was driven by strong investment in machinery and equipment and non-residential construction.

Business machinery and equipment investment (adjusted for inflation) benefited from the higher Canadian dollar, rising an estimated 8.5 per cent in 2005, as costs were lower for industries importing equipment from the U.S. This follows the 18.3 per cent increase in machinery and equipment investment seen in 2004.

Business non-residential construction investment (adjusted for inflation) turned around in 2005, with estimated growth of 6.2 per cent following a 4.4 per cent decline in 2004. This measure represents inflation adjusted spending by businesses for construction of industrial, commercial and institutional buildings, highways, bridges, sewages systems and various other projects.

Another often quoted measure of non-residential construction activity in BC is Statistics Canada’s measure of real investment in non-residential building construction. This measure differs from the one mentioned above in that it includes both government and business investment (as opposed to just business investment), and measures construction investment on buildings only (and does not include investment on highways, bridges, sewages systems and various other projects). In 2005, real investment in non-residential building construction was up 18.8 per cent, following a 3.4 per cent increase in 2004.

Meanwhile, real residential investment posted estimated growth of 4.1 per cent in 2005, slower than the double-digit growth seen in 2004. Corporate profits in British Columbia grew an estimated 7.4 per cent in 2005 following a strong 38.9 per cent gain in 2004.

The strength in the non-residential construction sector last year has led to some concern surrounding a shortage of skilled workers in the industry and the resulting upward pressure on wages. Average hourly earnings in the non-residential construction sector increased 4.1 per cent over the January to November period of 2005, relative to the same period of 2004.

However, wages are not the only driver of construction costs, as overall building material costs have also risen. In Vancouver, the overall construction price index for non-residential buildings (a measure of costs facing the construction industry in Vancouver) increased 7.5 per cent during the first nine months of 2005 relative to the same period in 2004 (see the topic box on page 100).

Local, provincial and federal government combined spending in BC is estimated to have increased 5.0 per cent in 2005 in inflation-adjusted terms.

Outlook

Total investment in British Columbia is forecast to grow 6.4 per cent in 2006, moderating to 3.1 per cent in 2007. This growth reflects public sector investment in capital projects as well as strength in machinery and equipment and non-residential investment. Over the medium-term, total investment in British Columbia is expected to grow around 4.6 per cent per year on average. Strong non-residential investment is expected to be a significant growth driver over the medium-term, rising 6.6 per cent per year on average from 2008 to 2010. Investment in machinery and equipment is also forecast to post strong growth over the medium-term, as firms take advantage of the higher Canadian dollar to import equipment from the U.S. at a lower cost.

Combined spending by the three levels of government in inflation-adjusted terms is expected to grow 2.8 per cent in 2006 and increase 1.9 per cent in 2007. Over the medium-term, inflation-adjusted government spending is forecast to rise 1.4 per cent on average per year.

Inflation

Consumer price inflation in British Columbia averaged 2.0 per cent in 2005, slightly below the Canadian average rate of inflation of 2.2 per cent. BC’s rate of inflation started the year at 2.3 per cent, falling to a low of 1.5 per cent in May and June as gasoline prices subsided from earlier highs. However, by September the rate of inflation picked up to 2.4 per cent in BC as energy prices spiked in the aftermath of the U.S. hurricanes and gasoline prices resumed their upward growth. By December the rate of inflation fell back to 1.8 per cent as gasoline prices subsided.

The overall rate of inflation in Canada followed a similar pattern in 2005, spiking to a high of 3.4 per cent in September, but returned to 2.2 per cent growth by December as gasoline prices fell back to pre-Katrina levels.

Outlook

Consumer price inflation in British Columbia is expected to average 2.2 per cent in 2006 and 2.1 per cent over the 2007 to 2010 period. The Canadian rate of inflation is expected to average 2.0 per cent per year over the medium-term, in line with the Bank of Canada’s inflation target.

Risks to the Economic Outlook

The economic outlook has risks on both the upside and downside. The most significant risks to the British Columbia outlook remain the volatility of the Canadian dollar and sustainability of U.S. economic growth.

The British Columbia economy could grow faster than forecast if:

•                  The Canadian dollar falls significantly below the current forecast.

•                  The U.S. economy performs better than anticipated.

•                  A lasting resolution to the softwood lumber dispute is reached; alongside growing U.S. demand, this would provide an opportunity for further growth in British Columbia’s forest industry.

•                  British Columbia business confidence and investment strengthen further; this would provide a base for stronger economic growth in the province.

•                  Interprovincial net in-migration strengthens further; this would generate additional demand for goods and services and boost economic growth.

•                  Visitors to BC increase more than expected as Vancouver gains further international recognition as a tourism destination through promotion of the 2010 Winter Olympics.

Alternatively, the British Columbia economy could grow slower than forecast if:

•                  There was a slowdown in world economic activity.

•                  The Canadian dollar movements become increasingly volatile or the dollar appreciates rapidly above the current forecast.

•                  Oil prices rise and are sustained at a high level, dampening North American growth prospects.

•                  Interest rates in the U.S. and Canada rise more quickly than forecast.

•                  Commodity prices decline more sharply than forecast or become more volatile.

•                  The recent monetary tightening, as well as the effects of high oil prices on China, slows the Chinese economy significantly.

•                  Geopolitical uncertainty accelerates due to events in the Middle East or further terrorist attacks.

•                  Tourism in BC slows, for example due to fears of an Avian Flu outbreak.

Table 3.7 British Columbia Economic Review

	Actual	Sept. Update Forecast	Actual/ Estimate
	2004	2005	2005
	Per cent change unless otherwise noted
Real Gross Domestic Product (per cent change)	4.0	3.4	3.6	(1)
Consumer Expenditure	4.1	3.5	3.5	(1)
Capital Investment	11.3	6.7	8.3	(1)
Government Expenditure	1.2	5.9	5.0	(1)
Exports of Goods and Services	5.7	1.1	2.8	(1)
Imports of Goods and Services	7.5	3.9	4.9	(1)
Inventory Investment (change in billions of constant 1997 dollars)	1.0	1.0	0.8	(1)
B.C. Economic Forecast Council - Real GDP growth	4.0	3.6	3.8
Gross Domestic Product (current dollars; per cent change)	7.7	5.5	6.3	(1)
Population July 1 (per cent change)	1.1	1.1	1.3
Total Net In-migration (persons)	37,331	38,156	46,921	(2)
Interprovincial	7,077	10,000	9,000	(2)
International	30,254	28,156	37,921	(2)
Labour Force (thousands of persons)	2,222	2,261	2,263
(per cent change)	1.4	1.9	1.9
Employment (thousands of persons)	2,063	2,115	2,131
(per cent change)	2.4	2.7	3.3
Unemployment Rate (per cent)	7.2	6.5	5.9
Retail Sales (millions of current dollars)	47,217	49,910	50,115	(1)
(per cent change)	6.3	5.7	6.1
Labour Income (3)(millions of current dollars)	78,768	82,583	83,372	(1)
(per cent change)	4.7	5.2	5.8
Corporate Pre-tax Profits (millions of current dollars)	17,438	17,844	18,733	(1)
(per cent change)	38.9	6.8	7.4
Housing Starts (units)	32,925	32,226	34,667
(per cent change)	25.8	-2.1	5.3
Consumer Price Index (1992 = 100)	122.8	125.3	125.3
(per cent change)	2.0	2.1	2.0
Key Assumptions:
Economic Growth (per cent change)
Canada	2.9	2.5	2.9	(1)
United States	4.2	3.4	3.5
Japan	2.3	1.2	2.3	(1)
Europe	1.8	1.0	1.3	(1)
Housing Starts (per cent change)
Canada	6.9	-10.0	-3.4
United States	5.2	-1.0	6.0
Japan	2.5	-1.6	4.0	(1)
Industrial Production (per cent change)
United States	4.1	3.3	3.1
Japan	5.0	1.1	1.4	(1)
Canadian Consumer Price Index (per cent change)	1.9	2.1	2.2
Canadian Interest Rates (per cent; annual average)
3-month Treasury Bills	2.2	2.6	2.7
Government of Canada 10-year Bonds	4.6	4.1	4.1
United States Interest Rates (per cent; annual average)
3-month Treasury Bills	1.4	3.1	3.1
Government 10-year Bonds	4.3	4.3	4.3
U.S. cents / Canadian Dollar (annual average)	76.8	81.4	82.5
BC Goods and Services Export Price Deflator (Cdn$; per cent change)	3.0	0.2	1.7	(1)

(1)   Ministry of Finance estimate.

(2)   BC STATS estimate.

(3)   Wages, salaries and supplementary labour income.

Table 3.8.1 Gross Domestic Product:  British Columbia

			Forecast
	2004	2005(e)	2006	2007	2008	2009	2010
BRITISH COLUMBIA:
Gross Domestic Product at Market Prices:
- Real (1997 $ billion; chain-weighted)	139.2	144.2	148.9	153.5	158.1	163.0	168.2
(% change)	4.0	3.6	3.3	3.1	3.1	3.1	3.2
- Current Dollar ($ billion)	157.2	167.1	176.6	184.9	193.6	202.7	212.7
(% change)	7.7	6.3	5.7	4.7	4.7	4.7	4.9
- GDP Price Deflator (1997 = 100)	113.0	115.9	118.6	120.5	122.4	124.4	126.5
(% change)	3.7	2.6	2.3	1.6	1.6	1.6	1.7
Real GDP Per Person
(1997 $; chain-weighted)	33,129	33,884	34,591	35,220	35,848	36,485	37,182
(% change)	2.8	2.3	2.1	1.8	1.8	1.8	1.9
Real GDP Per Employed Person
(% change)	1.6	0.3	1.3	1.1	1.0	1.1	1.2

Unit Labour Cost(1)(% change)	0.7	2.2	1.8	1.9	1.8	1.8	1.7

Components of British Columbia Real GDP at Market Prices ($1997 billions; chain-weighted)

Personal Expenditure on Goods and Services	88.3	91.4	94.6	97.5	100.5	103.6	106.9
(% change)	4.1	3.5	3.4	3.1	3.1	3.1	3.1
- Goods	38.3	40.0	41.4	42.5	43.8	45.2	46.6
(% change)	4.1	4.5	3.4	2.8	3.0	3.1	3.1
- Services	50.0	51.5	53.2	55.0	56.7	58.5	60.3
(% change)	4.1	2.8	3.4	3.3	3.1	3.1	3.1
Government Current Expenditures on Goods and Services	25.7	26.9	27.7	28.2	28.4	28.8	29.4
(% change)	1.2	5.0	2.8	1.9	0.6	1.4	2.1
Investment in Fixed Capital	30.8	33.3	35.4	36.5	38.1	40.0	41.8
(% change)	11.3	8.3	6.4	3.1	4.2	5.1	4.4
Final Domestic Demand	144.3	151.2	157.1	161.6	166.2	171.6	177.0
(% change)	4.8	4.8	3.9	2.8	2.9	3.2	3.2

Exports Goods & Services	65.4	67.2	68.4	71.2	74.1	76.7	80.0
(% change)	5.7	2.8	1.9	4.1	4.0	3.6	4.3
Imports Goods & Services	71.4	74.9	77.1	79.4	82.0	84.8	87.9
(% change)	7.5	4.9	3.0	3.0	3.2	3.5	3.7
Inventory Change	1.0	0.8	0.7	0.7	0.9	0.9	0.9
Statistical Discrepancy	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1
Real GDP at Market Prices	139.2	144.2	148.9	153.5	158.1	163.0	168.2
(% change)	4.0	3.6	3.3	3.1	3.1	3.1	3.2

(e) Figures for 2005 are Ministry of Finance estimates.

(1) Unit labour cost is the nominal cost of labour incurred to produce one unit of real output.

Table 3.8.2 Components of Nominal Income and Expenditure

				Forecast
	2004	2005		2006	2007	2008	2009	2010
Labour Income(1)($ million)	78,768	83,372	(e)	87,626	92,060	96,611	101,363	106,369
(% change)	4.7	5.8		5.1	5.1	4.9	4.9	4.9

Personal Income ($ million)	121,747	128,260	(e)	134,960	141,239	147,643	154,344	161,386
(% change)	4.4	5.3		5.2	4.7	4.5	4.5	4.6

Corporate Profits Before Taxes ($ million)	17,438	18,733	(e)	20,197	21,256	22,315	23,428	24,591
(% change)	38.9	7.4		7.8	5.2	5.0	5.0	5.0

Retail Sales ($ million)	47,217	50,115	(e)	52,995	55,701	58,557	61,603	64,811
(% change)	6.3	6.1		5.7	5.1	5.1	5.2	5.2

Housing Starts	32,925	34,667		32,000	31,746	31,209	30,456	30,398
(% change)	25.8	5.3		-7.7	-0.8	-1.7	-2.4	-0.2

Residential Investment(2) ($ million)	13,053	14,035	(e)	14,522	15,298	16,162	17,024	17,966
(% change)	22.9	7.5		3.5	5.3	5.6	5.3	5.5

B.C. Consumer Price Index (1992 = 100)	122.8	125.3		128.0	130.8	133.6	136.4	139.3
(% change)	2.0	2.0		2.2	2.1	2.1	2.1	2.1

(e)   Ministry of Finance estimate.

(1)   Domestic basis; wages, salaries and supplementary labour income.

(2)   Includes renovations and improvements.

Table 3.8.3 Labour Market Indicators

				Forecast
	2004	2005		2006	2007	2008	2009	2010
Population (on July 1) (000’s)	4,202	4,255		4,303	4,357	4,412	4,467	4,523
(% change)	1.1	1.3		1.1	1.3	1.2	1.3	1.3

Labour Force Population, 15+ Years (000’s)	3,390	3,448		3,504	3,561	3,619	3,675	3,732
(% change)	1.5	1.7		1.6	1.6	1.6	1.6	1.5

Net In-Migration

- International(1)	30,254	37,921	(e)	31,406	31,026	31,598	31,892	32,591

- Interprovincial	7,077	9,000	(e)	13,600	15,900	16,600	17,300	18,000

- Total	37,331	46,921	(e)	45,006	46,926	48,198	49,192	50,591

Participation Rate(2) (%)	65.5	65.6		65.8	65.9	66.1	66.3	66.6

Labour Force (000’s)	2,222	2,263		2,304	2,347	2,392	2,436	2,485
(% change)	1.4	1.9		1.8	1.9	1.9	1.9	2.0

Employment (000’s)	2,063	2,131		2,172	2,215	2,259	2,302	2,348
(% change)	2.4	3.3		2.0	2.0	2.0	1.9	2.0

- Goods Sector Employment (000’s)(3)	428	442		455	470	485	500	516
(% change)	5.6	3.4		2.9	3.2	3.3	3.1	3.2

- Service Sector Employment (000’s)(3)	1,635	1,688		1,717	1,745	1,774	1,801	1,831
(% change)	1.6	3.3		1.7	1.6	1.6	1.6	1.6

Unemployment Rate (%)	7.2	5.9		5.7	5.6	5.5	5.5	5.5

(e)   BC Stats estimate.

(1)   International migration includes net change in non-permanent residents and returning emigrants less net change in temporary residents abroad.

(2)   Percentage of the population 15 years of age and over in the labour force.

(3)   Components may not sum to total due to rounding.

Table 3.8.4 Major Economic Assumptions

				Forecast
	2004	2005		2006	2007	2008	2009	2010
GDP (billions)

Canada Real (1997 $; chain-weighted)	1,124	1,157	(e)	1,190	1,220	1,254	1,290	1,326
(% change)	2.9	2.9		2.8	2.6	2.8	2.8	2.8

Canada Current Dollar ($ billion)	1,290	1,367	(e)	1,437	1,499	1,563	1,633	1,708
(% change)	6.1	5.9		5.1	4.3	4.3	4.5	4.6

Canada GDP Price Deflator (1997 = 100)	114.7	118.1	(e)	120.7	122.8	124.6	126.6	128.8
(% change)	3.1	3.0		2.2	1.7	1.5	1.6	1.7

U.S.A. Real (1996 U.S.$; chain-weighted)	10,756	11,131		11,462	11,790	12,142	12,509	12,886
(% change)	4.2	3.5		3.0	2.9	3.0	3.0	3.0

Japan Real (2000 Yen; chain-weighted)	525,242	537,354	(e)	546,967	556,037	564,145	572,511	581,293
(% change)	2.3	2.3		1.8	1.7	1.5	1.5	1.5

Europe Real(1) (% change)	1.8	1.3	(e)	1.7	1.8	2.0	2.0	2.0

Housing Starts(2) (000’s)
Canada	233	225		193	185	185	185	185
(% change)	6.9	-3.4		-14.4	-4.1	0.0	0.0	0.0

U.S.A	1,950	2,066		1,875	1,700	1,600	1,600	1,600
(% change)	5.2	6.0		-9.2	-9.3	-5.9	0.0	0.0

Japan	1,189	1,236	(e)	1,212	1,185	1,153	1,153	1,153
(% change)	2.5	4.0		-2.0	-2.2	-2.7	0.0	0.0

Consumer Price Index
Canada (1992=100)	124.6	127.3		130.1	132.7	135.4	138.1	140.8
(% change)	1.9	2.2		2.2	2.0	2.0	2.0	2.0

Canadian Interest Rates (%)
3-Month Treasury Bills	2.2	2.7		3.9	4.1	4.6	5.0	5.0
10-year Government Bonds	4.6	4.1		4.7	4.9	5.4	6.0	6.0

United States Interest Rates (%)
3-Month Treasury Bills	1.4	3.1		4.6	4.4	4.7	5.0	5.0
10-year Government Bonds	4.3	4.3		5.0	5.0	5.4	6.0	6.0

Exchange Rate (U.S. cents / Canadian $)	76.8	82.5		86.2	85.2	85.0	85.0	85.0

British Columbia Goods and Services Export Price Deflator (% change)	3.0	1.7	(e)	0.4	-0.2	0.6	0.5	1.3

(e) Ministry of Finance estimate.

(1) Euro zone (12) is Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal and Spain .

(2) British Columbia housing starts appear in Table 3.8.2

The Economic Forecast Council, 2006

Introduction

Every year, the Minister of Finance seeks the advice of the Economic Forecast Council (the Council) on the outlook for the provincial economy prior to the annual budget and presents the forecasts with the budget. This consultation process is a requirement of the Budget Transparency and Accountability Act.

The Minister met with the Council on December 5, 2005 to discuss its estimates for 2005 and the economic outlook for 2006 and beyond.

Council members discussed their views of the province’s near-term economic outlook, as well as factors affecting the province’s medium-term outlook. Among various topics discussed were the Canadian dollar, the international outlook, commodity prices and the construction sector. This was followed by a discussion on capital spending and debt.

The underlying forecast details from the Council surveys, including one update in early January, are summarized in the table at the end of the topic box.

Overview

Following estimated growth in the British Columbia economy of 3.8 per cent in 2005, the average of participants’ forecasts called for growth of 3.6 per cent in 2006, 3.2 per cent in 2007 and 3.2 per cent for the 2008 to 2010 period. Council members saw BC as well positioned to post strong growth over the next couple of years relative to the other Canadian provinces. British Columbia was expected to outperform Canada through 2010. In the medium-term, Council members expected non-residential construction activity to be one of the key drivers of growth. Council members expect a strong domestic economy to be supported by a number of other factors including healthy consumer spending, steady housing activity, continued demand for British Columbia’s natural resources, growing trade with Asia and improved fiscal flexibility of the provincial government.

While most Council members agreed that government should have a long-term capital and debt strategy, many felt that government should not limit itself to decisions that focus solely on achieving a specific target for the debt-to-GDP ratio.

The main forecast risk mentioned by Council members was the issue of labour and material shortages and costs due to the high level of activity in the construction industry. The outlooks for external economies as well as commodity prices were also significant concerns.

International Outlook

Following expected growth of 3.6 per cent in 2005, the participants’ average forecast points Council’s to U.S. growth of 3.3 per cent in 2006 and 3.0 per cent in 2007, followed by 3.1 per cent for the 2008 to 2010 period.

Some Council members expect the U.S. economy to lose steam in the second half of 2006 and into 2007 as consumer spending and housing activity slows. There was also concern surrounding the twin deficit problem in the U.S. and its potential impact on growth over the medium-term.

Most Council members felt that global growth prospects would remain buoyant, especially in Asia and other developing countries. While some Council members expect the strength in China to continue, others felt that the Chinese economy would moderate over the medium-term.

The Canadian Economy

After seeing the Canadian economy benefit from strong commodity prices and continued strength in domestic demand in 2005, the Council is now divided on how the Canadian economy will perform in 2006. About half of the members expect the Canadian economy to do better than last year, while others expect no change, or a slightly weaker performance in 2006. The diverging views arise mainly on the trade sector, with some members expecting Canadian exports to moderate in line with an anticipated slower pace of manufacturing shipments destined to the U.S. Some Council members also expect Canadian import growth to moderate in line with softer domestic demand, while others expect import growth to remain strong due to increased machinery and equipment spending. On the domestic side, some Council members expect business investment in Canada to remain strong in response to non-residential construction activity in the energy sector as well as major infrastructure projects.

For 2006, Canadian growth was forecast to be 3.0 per cent on average, slowing to an average forecast of 2.8 per cent in 2007 before rising slightly to 2.9 per cent on average for 2008 through 2010.

The continued appreciation of the Canadian dollar, potential weakness in the US economy, competitive pressures from lower-cost international producers and weak productivity were the biggest concerns in terms of risks to Canadian economic growth.

British Columbia Economic Forecast Council:  Summary of Forecasts

December 5, 2005 Survey

					2008-2010
Participant	Organization	2005	2006	2007	Average
		Per cent change in real GDP
Marie-Christine Bernard	Conference Board	3.3	3.4	3.0	2.8
Jock Finlayson	BC Business Council	3.9	3.8	3.1	3.4
Rick Egelton	Bank of Montreal	3.5	3.6	3.5	3.2
Warren Lovely	CIBC	3.6	4.1	3.4	3.3
Ernie Stokes	Stokes Economic Consulting	3.8	3.6	3.6	3.2
Derek Burleton	TD Bank	3.8	3.5	3.2	3.6
Andrew Pyle	Scotiabank	3.8	3.8	3.5	3.6
Craig Wright	RBC Financial Group	3.8	4.0	3.5	3.5
Dale Orr	Global Insight	3.7	3.7	3.1	2.8
Helmut Pastrick	Credit Union Central of BC(1)	3.9	3.7	3.9	3.8
William Tharp	M. Murenbeeld & Associates	3.7	3.4	2.2	2.7
David Baxter	Urban Futures Institute	3.8	3.5	3.4	3.0
Carl Sonnen	Informetrica	4.5	3.3	2.7	2.9
Average		3.8	3.6	3.2	3.2
Standard Deviation		0.3	0.2	0.4	0.4

(1)Updated January 4, 2006

Financial Markets

Most Council members felt that the Federal Reserve would continue to raise the Federal Funds rate in 2006 to stem inflationary concerns in the U.S. Higher interest rates were expected to dampen the U.S. housing market, which could negatively impact BC’s forestry exports.

The intended federal funds rate(1) was projected to be 4.42 per cent on average in 2006, rising slightly to 4.44 per cent in 2007 on average. Over the 2008 to 2010 period the intended federal funds rate forecasts averaged 4.43 per cent.

(1)   The intended federal funds rate is the interest rate at which depository institutions lend balances at the Federal Reserve to other depository institutions overnight.

In Canada, the Council generally felt that the Bank of Canada would also raise interest rates in 2006, with the overnight target rate(2) expected to average 3.81 per cent for the year. The interest rate spread between the U.S. and Canada was expected to narrow on average over the medium-term. The Bank of Canada’s overnight target rate was forecast to average 3.89 per cent in 2007 and 4.06 per cent over the 2008 to 2010 period.

(2)   The overnight target rate is the midpoint of the Bank of Canada’s operating band for overnight financing.

The Council’s average forecast for the exchange rate was 84.8 cents US in 2006, up from 82.6 cents US in 2005. Forecasts ranged from a low of 81.0 cents up to a high of 87.8 cents. In 2007, the average of participants’ exchange rate forecasts was also 84.8 cents US with slightly more than half expecting a steady or depreciating Canadian dollar. On average, the Council expects the Canadian dollar to hold steady over the medium-term to average 84.3 cents US for 2008 to 2010. Council members continued to have divergent views on the level of the Canadian dollar over the medium-term, although the range of participants’ opinions narrowed somewhat.

Over the 2008 to 2010 period, the range of Council members forecasts of the Canadian dollar was from 81.0 cents US up to 87.5 cents US.

Chart 2 – Economic Forecast Council Outlook for the Exchange Rate

The value of the Canadian dollar over the medium-term is a concern for most Council members. Council members recognized the potential upsides and downsides to a stronger currency. Some members questioned whether the Canadian economy has fully adjusted to the higher valued currency. Stronger commodity prices, further depreciation of the U.S. dollar and the U.S. twin deficit situation were cited by some Council members as reasons to expect further appreciation in the Canadian dollar.

British Columbia Forecast

On average, participants expected BC’s economy to post growth of 3.6 per cent in 2006, 3.2 per cent in 2007 and 3.2 per cent during the 2008 to 2010 period. All of the Council members are expecting BC to outperform Canada in 2006. Increased activity in the non-residential construction sector is expected to be one of the key drivers of growth in the coming years. Participants cited strong employment gains, healthy consumer spending, steady housing activity, continued demand for BC’s natural resources, the turn around in BC’s fiscal position, the province’s ties to Asia, and an anticipated build-up towards the 2010 Olympics as reasons for BC’s strong performance.

Chart 3 – Economic Forecast Council Outlook for BC and Canada

Note: Real GDP per cent change for BC and Canada represent the average of the Economic Forecast Council’s forecasts

As shown in Chart 4, Council members views were relatively convergent on their BC growth forecast for 2006. For 2007, there was a strong consensus in the 3.4-to-3.6 per cent growth range, but several more conservative forecasts reduced the average growth (see Chart 5).

Chart 4 – Economic Growth Forecast 2006

Per cent change in real BC GDP

Chart 5 – Economic Growth Forecast 2007

For the longer-term forecast for the 2008-10 period there were divergent views. Council members were almost evenly divided with five members expecting growth of 3.4 per cent or higher, and another five members predicting growth of 3.0 per cent or less. The remaining three members expect growth in the 3.1 per cent to 3.3 per cent range (see Chart 6).

Chart 6 – Economic Growth Forecast 2008-10

Per cent change in real BC GDP

External Issues

The Council discussed the uncertainty surrounding the U.S. outlook, and the economy’s vulnerability due to the over-heated housing market, volatile energy prices and the twin deficits. While BC’s economy has a diversified export market, the U.S. is still the province’s major trading partner and a downturn in the U.S. economy would have a significant negative impact on BC.

In addition, participants noted that BC is well positioned to benefit from increased trade with Asia, especially China. In particular, infrastructure improvements including ports, railways and border-crossings will help BC make the most of the province’s geographical proximity to rapidly expanding Asian markets. However, some Council members mentioned that BC’s Pacific Rim gateway status would make the provincial economy increasingly sensitive to Asia’s prospects. Potential resolution of the softwood lumber dispute with the U.S. was also mentioned by the Council as a positive factor for the BC outlook.

Council members discussed commodity prices and energy prices and the potential for them to remain at high levels due to continued strong demand from Asia, particularly China. On a positive note, some members mentioned that high energy prices would continue to support development of BC’s oil and gas industry.

Sectoral Issues

In terms of the domestic economy, the Council discussed the areas of housing, immigration and labour markets.

Most Council members expect the housing sector to moderate slightly in 2006, in part due to higher interest rates. The Council on average saw housing starts averaging 32,867 units in 2006, down from 33,758 in 2005. There was a wide range of forecasts of housing starts in 2006, from 29,632 units up to 35,500 units.  The Council expects housing starts to average 31,760 units in 2007 and 31,411 units over the 2008 to 2010 period.

Total net migration to BC was expected to increase in 2006, relative to the level seen in 2005, with the Council’s forecasts averaging 42,654 people for 2006 compared to 41,179 people in 2005. The range of forecasts for total net migration was quite high, with a low of 30,538 people and a high of 58,000 people in 2006. Most Council members forecast total net migration in BC to increase over the medium term, though the range of forecasts is very large. The Council expects total net migration to average 45,072 people in 2007 rising to 47,343 over the 2008 to 2010 period.

The issue of labour and material shortages in BC and associated costs was the main medium-term concern of the Council. Many Council members expressed concern that there may not be enough workers to complete all the planned construction projects in BC over the next few years, and that the high level of activity in the BC construction industry may put upward cost pressures on materials and labour. The Council also noted that demographic trends would exacerbate labour shortages over the medium-term, and that BC needed to promote its strength as a desirable place to live to successfully compete in the labour market for skilled workers. Alberta’s buoyant economy was also mentioned as a contributing factor to the problem of rising materials costs and shortages of trades workers in BC.

On a positive note, infrastructure projects planned for the 2010 Olympics represent a significant investment in infrastructure, and Council members expect the BC economy to benefit from the rise in non-residential construction and a boost to tourism through the medium-term. Council members further mentioned that government should also take advantage of the period after the 2010 Olympics as an opportune time to advance public sector capital projects.

The Council expressed concerns about the mountain pine beetle infestation and its potential impact on the BC economy. Several members mentioned that accelerated harvest activity to salvage beetle-killed wood would provide additional stimulus to the Interior region of the province and provide a boost to forestry and wood manufacturing output over the next several years.

Council members also commented on BC’s mediocre productivity performance. They agreed that attaining robust productivity growth is a challenge because of BC’s large service sector. However, Council members concurred that the government has initiated the policies needed to increase productivity growth in the province, and should continue to build on its achievements.

Several Council members also mentioned public sector wage settlements as a concern over the medium-term for BC.

Government

The improved fiscal position of government and the positive business climate in BC were also noted as strengths by Council members. The Council mentioned that by balancing the provincial budget, government has more fiscal flexibility. In addition, the government has more flexibility to maintain a competitive tax regime and invest in infrastructure.

This improved environment also assists government in positioning itself with an appropriate capital spending and debt strategy. To this effect, Council members mentioned that government should focus on establishing a declining or stable debt-to-GDP ratio, and not necessarily a fixed target for the ratio. This implies that government activity should be done in a cost-effective manner, and not necessarily driven by a desire to achieve a targeted level for the debt-to-GDP ratio. Council members mentioned that it is acceptable for debt levels to rise (within reason) to fund important capital spending initiatives, but that a rising debt-to-GDP ratio would raise concern.

Forecast Survey – Participants’ Opinions

All figures are based	2005		2006		2007		2008 to 2010
on annual averages	Range	Average(1)	Range	Average(1)	Range	Average(1)	Range	Average(2)
United States

Real GDP (% change)	3.4 - 3.6	3.6 (13) (3)	2.8 - 3.7	3.3 (13)	1.7 - 3.5	3.0 (13)	2.2 - 3.5	3.1 (13)
Intended Federal Funds rate (%)	3.10 - 3.50	3.27 (12)	4.07 - 4.75	4.42 (12)	3.50 - 5.25	4.44 (12)	2.50 - 5.25	4.43 (12)
Housing starts (million units)	2.00 -2.10	2.05 (12)	1.79 - 1.92	1.87 (12)	1.70 - 1.85	1.77 (12)	1.50 - 2.00	1.71 (12)

Canada

Real GDP (% change)	2.7 - 3.0	2.9 (13)	2.6 - 3.5	3.0 (13)	1.5 - 3.3	2.8 (13)	2.2 - 3.0	2.9 (13)
Bank of Canada Overnight Target rate (%)	2.57 - 2.85	2.70 (12)	3.50 - 4.19	3.81 (12)	2.90 - 4.50	3.89 (12)	2.50 - 4.70	4.06 (12)
Exchange rate (US cents/C$)	82.0 - 84.0	82.6 (13)	81.0 - 87.8	84.8 (13)	80.0 - 90.0	84.8 (13)	81.0 - 87.5	84.3 (13)
Consumer price index (% chg)	2.2 - 2.5	2.3 (13)	1.8 - 2.7	2.2 (13)	1.4 - 2.8	2.0 (13)	1.2 - 3.0	2.0 (13)

British Columbia

Real GDP (% change)	3.3 - 4.5	3.8 (13)	3.3 - 4.1	3.6 (13)	2.2 - 3.9	3.2 (13)	2.7 - 3.8	3.2 (13)
Nominal GDP (% change)	4.2 - 7.6	6.4 (12)	4.3 - 7.2	5.8 (12)	3.8 - 6.5	5.1 (12)	4.1 - 6.6	5.2 (12)
GDP Deflator (% change)	1.8 - 3.8	2.9 (12)	0.9 - 3.4	2.4 (12)	0.9 - 3.3	2.1 (12)	1.3 - 3.3	2.1 (12)
Personal Income (% change)	4.8 - 6.6	5.6 (11)	5.0 - 6.6	5.7 (11)	4.1 - 6.7	5.3 (11)	4.3 - 6.8	5.2 (11)
Net Migration (thousand persons)	35.0 - 50.0	41.2 (12)	30.5 - 58.0	42.7 (12)	28.0 - 60.0	45.1 (12)	23.0 - 65.0	47.3 (12)
Employment (% change)	2.0 - 3.3	3.0 (12)	1.8 - 3.1	2.4 (12)	1.0 - 3.0	2.1 (12)	1.0 - 3.0	2.0 (12)
Unemployment rate (%)	5.8 - 6.2	6.0 (13)	4.9 - 6.0	5.4 (13)	4.3 - 6.0	5.3 (13)	4.2 - 5.8	5.1 (13)
Corporate pre-tax profits (% change)	2.0 - 30.0	11.1 (7)	0.4 - 20.0	8.1 (7)	2.0 - 15.0	6.3 (7)	4.0 - 15.0	7.5 (6)
Housing starts (thousand units)	32.0 - 36.0	33.8 (13)	29.6 - 35.5	32.9 (13)	25.8 - 37.0	31.8 (13)	23.6 - 40.0	31.4 (13)
Retail sales (% change)	5.8 - 7.1	6.4 (13)	4.3 - 7.3	5.9 (13)	4.0 - 7.3	5.5 (13)	3.9 - 7.0	5.4 (13)
Consumer price index (% chg)	2.0 - 2.3	2.1 (13)	1.9 - 2.9	2.2 (13)	1.6 - 3.0	2.1 (13)	1.4 - 3.0	2.2 (13)

(1) Based on responses from participants providing forecasts.

(2) Participants provided an average forecast for 2008 to 2010.

(3) Number of respondents shown in parenthesis.

British Columbia’s Construction Sector

Introduction

The purpose of this topic box is to discuss:

• recent performance of the construction industry;

• recent estimates of cost inflation in the construction sector; and,

• private sector forecasts of construction cost inflation going forward.

British Columbia’s construction industry accounts for approximately 6 per cent of the province’s real GDP. This sector has seen tremendous growth over the last few years, with gains in both residential as well as non-residential construction.

Investment in residential structures has grown considerably over the last several years, and the recent strength in the non-residential construction sector has led to some concern surrounding a shortage of skilled workers in the industry. It has also raised concern regarding cost pressures, not only with respect to upward pressure on wages, but also in terms of higher building material costs.

Recent Industry Performance

Last year the non-residential construction sector posted strong growth. Real investment in non-residential building construction was up 18.8 per cent in 2005, following a 3.4 per cent increase in 2004. Investment in industrial buildings (e.g. manufacturing and processing plants) was up 33.4 per cent in 2005, and investment in institutional buildings (e.g. schools and hospitals) increased 34.6 per cent. Meanwhile, investment in commercial buildings (e.g. stores, warehouses, office buildings) grew 9.9 per cent last year.

The value of non-residential building permits in British Columbia rose an enormous 54.7 per cent in 2005, while residential building permits were up 18.5 per cent. Building permits provide an early indication of planned building activity.

Chart 1 - Non residential construction rises

Cost Pressures

With such strong growth in the non-residential construction sector, the issue of labour shortages and rising material costs in British Columbia has been at the forefront, and was the main medium-term concern of the Economic Forecast Council(1). The two main components of construction sector costs are wages for labour, and costs for building materials.

(1)   The Economic Forecast Council is a group of independent private sector economists who met on December 5, 2005  to provide advice to the Minister of Finance on the provincial economic outlook.

According to Statistics Canada’s Survey of Employment, Payroll and Hours, average hourly earnings(2) in the non-residential construction sector increased 4.1 per cent over the January to November period of 2005, relative to the same period of 2004. This follows the 2.5 per cent and 3.1 per cent annual increases in non-residential construction wages observed in 2003 and 2004, respectively. Meanwhile, residential construction wages rose 4.6 per cent in the first eleven months of 2005, reversing the 2.9 per cent decline seen in 2004. It is important to note that while total building construction wages (residential and non-residential) have risen by 5.1 per cent in the first eleven months of 2005, different trades within the construction sector face different wage pressures as the demand for particular forms of skilled labour are greater

(2)   Wages in the construction sector are for the whole province due to a lack of regional data.

than others. For example, average hourly earnings in the heavy and civil engineering construction sector rose only 2.2 per cent in the January to November period of 2005, as opposed to the 5.1 per cent increase in total building construction wages (See Table 1).

Table 1 – Average Hourly Earnings in BC’s

Construction Sector

Year-to-Date
Jan to Nov 2005
change from
Jan to Nov 2004

Construction	2.6
Construction of Buildings	5.1
Residential	4.6
Non-Residential	4.1
Heavy and Civil Engineering Construction	2.2
Specialty Trade Contractors	1.6

Source: Statistics Canada, Survey of Employment, Payroll and Hours (average hourly earnings incl over-time)

However, wages are not the only driver of construction costs, as overall building material costs have also risen. For example, input prices for diesel fuel used to operate machinery has risen considerably over the last two years and was up approximately 33 per cent in 2005 following a 17.7 per cent increase in 2004 and a 9.7 per cent increase in 2003. Other building materials such as plastic pipes and pipe fittings saw a 14.3 per cent price increase in 2005, while other materials such as concrete products and metal plumbing fixtures have seen more modest price increases of 3.1 per cent and 2.6 per cent, respectively. Meanwhile, the price of steel product manufacturing came off a 20.5 per cent high in 2004 to post a smaller 4.8 per cent increase in 2005. Analysts believe that steel prices may come down due to increased supply of steel in the market, as China has become a net exporter of the material.

In Vancouver, Statistics Canada’s overall construction price index for non-residential buildings increased 7.5 per cent during the first nine months of 2005 relative to the same period in 2004. This price index has risen considerably over the last two years, and rose 8.6 per cent in 2004 following a 1.3 per cent increase in 2003. Given that the Vancouver non-residential construction price index is rising much faster than wages in the British Columbia nonresidential construction sector (up 4.1 per cent over the January to November period of 2005), it is likely that higher construction costs have been driven primarily by higher materials costs. The Credit Union Central of BC recently said that, “indications are the cost of materials, especially steel and concrete, has risen faster than the cost of labour over the past year or two, although this may reverse in the next two years” (Economic Analysis of BC, Volume 25, Number 8, December 2005). That wage costs may outpace material costs in the next few years suggests that it may take some time before the issue of skilled labour shortages in British Columbia is resolved.

Chart 2 – Non-residential construction prices in Vancouver

While cost overruns can be expected in such an environment, the severity of the overrun partly depends on what assumptions for inflation have been made. If cost estimates were developed several years ago, when inflation was lower, and if it was assumed that inflation would continue at those same low rates instead of today’s rates, then this would lead to a cost overrun. Due to the cumulative effect of inflation, the longer the time between the original estimate and actual construction, the larger the overrun would be. For example, cumulative inflation in the construction sector from 2000 to 2005 was approximately 22 per cent (sum of the figures in Chart 2 above). If cost estimates were developed in 2000, when construction inflation was about 2.0 per cent and it was assumed to remain at that rate in the future, then by 2005 cumulative inflation of about 12 per cent would be built into project budgets. This leaves a gap of 10 per cent, which would represent the cost overruns.

Private Sector Forecasts

Meanwhile, various analysts are predicting a wide range for construction costs going forward. The Credit Union Central of BC expects price inflation on building construction in the Vancouver region to be between 5 per cent and 6 per cent over the next two years. On the other hand, the BTY Group (a consultant firm specializing in cost management and project management) expects cost escalation in the lower mainland to be around 11 per cent in 2006 and a further 10 per cent in 2007 (Market Intelligence, 4th Quarter, December 2005).

One of the reasons for BTY’s higher forecast may lie in their higher inflation estimates for 2005. In their December 2005 report the BTY Group stated that in the lower mainland construction cost escalation was 10-11 per cent in 2005. The report stated that the cost escalation was being driven by, “increased construction volumes, a limited contractor and labour pool and rising materials costs”. Figures from Statistics Canada, however, indicate that non-residential building construction costs in Vancouver were a more modest 7.5 per cent during in the first nine months of 2005 compared to the same period of 2004.

The Economic Forecast Council mentioned that demographic trends are expected to exacerbate labour shortages over the medium-term, and that British Columbia needs to promote its strength as a desirable place to live in order to successfully compete in the labour market for skilled workers. This is why various measures to address skills shortages have been introduced. This is discussed further in the topic box on page 58.

Part 4:  2005/06 UPDATED FINANCIAL FORECAST

(THIRD QUARTERLY REPORT)

2005/06 Fiscal Year in Review

The government’s surplus for 2005/06 is now projected at $1.5 billion, $175 million higher than the September Update budget.

Government revenue is forecast to be $1.0 billion higher than the projection

Table 4.1 September Update and Quarterly Updates – Operating Statement

($ millions)	September Update	Second Quarterly Report	Third Quarterly Report

Taxpayer-supported programs and agencies:
Revenue	32,202	33,521	33,430
Expense	(32,876)	(32,803)	(32,709)
Provision for negotiating framework	—	(1,000)	(1,000)
Taxpayer-supported balance	(674)	(282)	(279)
Commercial Crown corporation income	2,274	2,219	2,054
Surplus before forecast allowance	1,600	1,937	1,775
Forecast allowance	(300)	(300)	(300)
Surplus	1,300	1,637	1,475

in the September Update, primarily due to a $1.2 billion increase in taxpayer-supported revenues – mainly taxation and energy revenue, partially offset by a $220 million reduction in income from commercial Crown corporations. This enabled government to fund the $1.0 billion one-time negotiating framework provision announced in the second Quarterly Report.

In addition to increased revenue, expenses are forecast to be $167 million lower than the September Update budget, reflecting lower interest costs and fewer than expected transfers of Crown lands. Further details on the changes from the September Update are provided in Table 4.10.

Chart 4.1 Progress of 2005/06 financial forecasts

Changes since the Second Quarterly Report

The surplus forecast for 2005/06 has declined by $162 million from the second Quarterly Report forecast, mainly due to lower natural gas royalties and reduced income from commercial Crown corporations.

Chart 4.2   2005/06 surplus declined by $162 million since the second Quarterly Report

Since the second Quarterly Report in November:

•      The forecast for total revenue, including income from commercial Crown corporations, decreased $256 million. Taxpayer-supported revenue is down $91 million primarily due to lower natural gas royalties, partially offset by increases in revenue from taxation and other sources. Income from commercial Crown corporations decreased by $165 million, primarily due to the impact of energy prices on BC Hydro, additional provisions for liabilities related to BCRC’s Vancouver Wharves operations, and the impact of higher claims costs on ICBC’s bottom line.

•      Total spending decreased $94 million from the previous forecast. The Consolidated Revenue Fund (CRF) spending forecast decreased $59 million, mainly due to additional interest costs savings from reduced debt levels and an adjustment to BC Timber Sales cost structure. The remaining savings were due to a reduction in the net spending of taxpayer-supported Crown agencies and the SUCH sector.

•     The forecast allowance is unchanged at $300 million in recognition of revenue and other uncertainties remaining until the accounts for the full year are completed.

Table 4.2 provides more details on developments since the second Quarterly Report.

Table 4.2   Operating Statement Update Since the Second Quarterly Report

($ millions)	Changes	Updated Forecast

September Update Fiscal Plan (September 14, 2005)		1,300
Revenue increases up to the second Quarterly Report	1,264
Expense decreases up to the second Quarterly Report	73
Provision for negotiating framework incentive	(1,000)	337
2005/06 surplus – second Quarterly Report		1,637
Third Quarterly Report Update:
Revenue increases (decreases):
Personal income tax revenue – higher 2005/06 base and personal income growth	61
Corporate income tax revenue – lower 2004 revenue	(75)
Social service tax revenue – stronger collections during October to December	45
Property transfer tax – strong housing market	50
Energy and mineral revenues – mainly due to lower natural gas prices and volumes	(211)
Forests revenue – weaker Coastal activity and rising Canadian dollar	(42)
Federal government contributions – mainly higher health and social transfers	32
Higher revenue from miscellaneous sources – mainly SUCH sector own source revenues	20
All other changes in taxpayer-supported revenue	29
Commercial Crown corporation income:
BC Hydro – mainly impact of higher energy prices and increased operating costs	(95)
BCRC – mainly provision for liabilities related to its Vancouver Wharves subsidiary	(36)
ICBC – primarily higher claims costs	(33)
Other Crown corporation changes	(1)
Total revenue changes		(256)
Less: Expense increases (decreases):
Interest costs – mainly reduced debt levels	(33)
Forests and Range – adjustment to BC Timber Sales costs	(26)
CRF expense changes	(59)
School districts – increased operating costs	16
Universities – lower operational costs and increased funding	(58)
Other taxpayer-supported Crown agency and SUCH sector changes	7
Total expense changes		(94)
Total changes		(162)
2005/06 surplus – third Quarterly Report		1,475

Revenue

The full-year revenue forecast is down $256 million from the second Quarterly Report, and $1,008 million higher than the September Update forecast. Significant changes since the second Quarterly Report include:

•      Personal income tax – up $61 million mainly due to a higher 2005/06 base resulting from stronger economic and personal income growth.

•      Corporate income tax – down $75 million mainly due to lower 2004 revenue.

•      Social service tax – up $45 million reflecting stronger collections over the last three to four months.

•      Property transfer tax – up $50 million reflecting strong year-to-date housing sales.

•      Energy and minerals – down $211 million mainly due to lower natural gas prices and volumes.

•      Forests – down $42 million reflecting weaker Coastal activity and a higher Canadian dollar during the October to December period.

•      Federal government contributions – up $32 million mainly due to higher health and social transfer revenue for 2005/06 and prior years, partially offset by reduced Early Learning Child Care funding (deferred to 2006/07).

The revenue forecast update reflects trends experienced in the first nine months of the fiscal year. During the first nine months ended December 31, 2005, revenue was $527 million higher than expected, reflecting stronger revenues from taxation, energy, and commercial Crown corporation net incomes partially offset by weaker collections from miscellaneous sources and other federal government contributions.

Commercial Crown Corporation Income

In total, commercial Crown corporation income projections have declined by $165 million since the second Quarterly Report. Major changes include:

•      BC Hydro projects income of $220 million (before regulatory account transfers) for 2005/06, a $95 million reduction to the update provided in the second Quarterly Report. The decline is primarily due to higher energy costs from additional purchases to meet demand, energy market price increases, and higher operating expenses.

•      BCRC’s earnings during government’s 2005/06 fiscal year are forecast to decrease by $36 million since the second Quarterly Report, primarily due to increased provisions for liabilities related to its Vancouver Wharves subsidiary and a write-down of Vancouver Wharves assets. BCRC’s income was also negatively affected by a delay in some planned real estate property sales.

•      ICBC’s impact on the government’s bottom line is projected to be $33 million less than forecast in the second Quarterly Report, as an increase in claims costs and other insurance expenses in 2005 was partially offset by a slight increase in 2005 premium revenue and an improved outlook for the first quarter of 2006.

Further details on the full year revenue forecast are shown in Table 4.11 and key assumptions are provided in Appendix Table A10.

Expense

Government expense includes spending for ministries and other programs of the Consolidated Revenue Fund (CRF), combined with the expense of taxpayer-supported Crown corporations and agencies and the SUCH sector (schools, universities, colleges and health authorities/hospital societies). The total expense forecast of $32.7 billion is $167 million lower than budget and $94 million lower than the second Quarterly Report (see Table 4.12).

Consolidated Revenue Fund expense

CRF spending is forecast to be $146 million lower than budget and $59 million lower than the second Quarterly Report forecast. This is due primarily to under-spending in the Crown Land Account, re-profiling of 2010 Olympics venue spending, the delayed transfer of the South Moresby Forest Replacement Account to the Gwaii Trust, and lower than forecast debt interest costs. The province is funding a number of 2005/06 priority initiatives through existing ministry budgets.

2005/06 Priority Ministry Spending

As a result of ministry year-end savings, the province has an opportunity to fund or accelerate a number of priority initiatives in 2005/06 in areas including health, family support, skills training and research.

Table 4.3   2005/06 Priority Ministry Spending

($ millions)
Economic Development
Natural resource, applied science and engineering research	50
Digital media initiatives	40
Environment
Living Rivers Trust Fund	5
Health
Michael Smith Foundation	70
Total priority spending	165

Economic Development – $90.5 million

•     $50 million to the BC Innovation Council to establish a Natural Resource, Applied Science and Engineering Research endowment that will support advanced training, research and development, technology transfer in engineering, natural resources and the applied sciences.

•     A $40.5 million endowment to establish a World Centre for Digital Media Education. This initiative will support further economic diversification through a new graduate program in digital media, capitalizing on the province’s position as Canada’s largest digital media cluster.

Environment – $5 million

•     A $5 million ministry contribution to the Living Rivers Trust Fund, and an additional $9 million from the contingency vote, for a total contribution of $14 million, honoring the province’s commitment to triple the fund.

Health – $70 million

•      $70 million to the Michael Smith Foundation to conclude government’s contribution commitment of $100 million.

Updated 2005/06 Spending Forecast

In addition to the priority spending initiatives listed above, the main changes to the 2005/06 forecast since the second Quarterly Report are:

•      Ministry of Forests and Range spending forecast is $26 million lower than the second Quarterly Report due to a delay in transferring the South Moresby Forest Replacement Account (SMFRA) to the Gwaii Trust, which requires federal approval.

•      Management of public funds and debt (debt interest) is forecast to be $33 million lower than the second Quarterly Report and $60 million below budget for the year, reflecting significantly lower borrowing requirements for government operating purposes and lower debt balances at the start of the year.

•      Re-profiling of Olympics venue expenditures and infrastructure grants results in the Ministry of Economic Development’s full year forecast being $16 million lower than the second Quarterly Report forecast and $30 million lower than budget.

•      The full year forecast for the Ministry of Public Safety and Solicitor General is $35 million above budget, and $21 million above the second Quarterly Report forecast. Increased costs include $14 million in additional emergency response costs due to lower mainland floods and $20 million to accommodate increased actuarial liabilities costs under the Crime Victim Assistance Act.

•      In accordance with generally accepted accounting principles, expenses for transfers of Crown lands at rates below market value are fully offset by a corresponding revenue amount, and therefore these transfers have no impact on the government’s bottom line or debt. These offsetting expenses and revenues are forecast to be $57 million below budget and $3 million higher than the second Quarterly Report. The expense forecast of the Ministry of Agriculture and Lands also incorporates an additional $7 million in savings resulting in total expense forecast that is $64 million below budget, down $4 million from the second Quarterly Report.

Table 4.4   2005/06 Pressures Being Managed

($ millions)
Attorney General – court services	3
Public Safety and Solicitor General – PRIME	32
Employee benefits	10
Total pressures being managed	45

As shown in Table 4.4, other pressures being managed total $45 million for 2005/06 and include:

•      Attorney General – reflecting court services pressures.

•      Public Safety and Solicitor General – PRIME implementation (Police Records Information Management Environment)

•      Corporate – reflecting potentially higher than forecast costs for the employer portion of employee benefits.

Spending commitments and pressures totaling $195 million have been notionally allocated to the contingencies vote (see Table 4.5). These allocations include:

Table 4.5  2005/06 Pressures Allocated to the Contingencies Vote

($ millions)
Genome BC	45
Family Independence Fund	30
Coastal economic development and conservation initiative	30
Vancouver Island Gas Pipeline Assistance Agreement – impact of natural gas price increases	24
University and BCIT funding	15
Alzheimers research	15
Living Rivers Trust Fund	9
Major trials (Air India, Eron, Pickton)	8
Government restructuring	5
Canadian Cancer Society, BC and Yukon Division	4
Natural hazard mitigation and Pakistan earthquake assistance	4
Squamish-Lil’wat Cultural Centre	3
Other pressures	3
Subtotal	195
Unallocated	125
Total contingencies budget	320

•      $45 million to Genome BC for life sciences research, enabling BC to leverage further support from Genome Canada and the private sector.

•      $30 million for the Family Independence Fund to provide one-time capital grants for home renovations, such as widening doors and hallways or installing lifts, to enable family members with developmental disabilities to live comfortably and independently at home.

•      $30 million for economic development and conservation management initiatives within the central coast, north coast and Queen Charlotte Islands. This funding is anticipated to leverage investments from not-for-profit groups and the federal government, but BC is committed to provide $30 million for these purposes in the absence of a multi-party agreement.

•      As part of the 1995 Vancouver Island Gas Pipeline Assistance Agreement, the province is required to make payments to Terasen Inc. for the value of a volume of natural gas set out in the agreement. Higher than forecast natural gas prices are expected to increase the estimated payment required for 2005/06 by $24 million. However, this is more than offset by increased provincial revenues resulting from the higher natural gas prices.

•      $15 million to universities and BCIT for offsetting cost pressures while maintaining tuition increases to the rate of inflation.

•      $15 million to the Pacific Alzheimers Research Foundation as seed funding for a competitive research program that will explore treatments and cures for Alzheimer’s disease and dementia.

•      A $9 million contribution to the Living Rivers Trust Fund, and an additional $5 million from within the Environment ministry’s budget for a total of $14 million, to honour the province’s commitment to triple the fund.

•      $8 million for costs related to the Pickton, Air India and Eron trials.

•      $5 million to assist ministries with restructuring costs related to government’s reorganization in June 2005.

•      $4 million to the Canadian Cancer Society, BC and Yukon Division to establish a cancer prevention research Chair.

•      $4 million for government’s commitment to aid Pakistan earthquake victims and for communities at risk from natural hazards.

•      $3 million for the Squamish-Lil’wat Cultural Centre.

•      $3 million for other pressures.

During the first nine months of the fiscal year, total CRF spending (ministries, special offices and other programs) was $754 million below budget, reflecting the deferral of ministry spending into the fourth quarter, some of which relates to seasonal cycles in resource ministries, or commitments and transfers that are not expensed until year-end.

Other expense

In total, taxpayer-supported Crown agency expenses (net of transfers) is forecast to be $35 million lower than the projection in the second Quarterly Report. The main changes are:

•      School districts project a $16 million increase in operating costs.

•      Universities project a $58 million reduction in net costs resulting from an increase in transfers received from the ministry and reduced operating costs, primarily due to lower than expected startup costs for the University of British Columbia’s Okanagan campus.

Other taxpayer-supported Crown agency and SUCH sector changes are a combined $7 million increase over the second Quarterly Report projections.

Capital Spending and Provincial Debt

Updated capital spending of $4.1 billion is $60 million lower than the second Quarterly Report forecast and $86 million lower than the September Update amount. The change from the second Quarterly Report is mainly due to reduced spending for ministry minor capital purchases, delayed electricity distribution projects and lower spending for gaming equipment, partially offset by accelerated construction of health facilities and increased funding for projects in the Greater Vancouver Regional Hospital District.

Table 4.6  September Update and Quarterly Updates –  Capital Spending and Provincial Debt

($ millions)	September Update	Second Quarterly Report	Third Quarterly Report

Capital spending
Taxpayer-supported	3,038	3,065	3,058
Self-supported	1,129	1,076	1,023
Total capital spending	4,167	4,141	4,081
Provincial Debt
Taxpayer-supported	28,274	27,060	27,418
Provision for negotiating framework incentive	—	1,000	—
Self-supported	7,336	7,115	7,165
Forecast allowance	300	300	300
Total provincial debt	35,910	35,475	34,883
Taxpayer-supported debt as a per cent of GDP	17.1%	16.9%	16.4%
Total provincial debt as a per cent of GDP	21.8%	21.4%	20.9%

Significant changes since the second Quarterly Report are shown in Table 4.7. Further details on capital spending are shown in Table 4.14. Information on updated forecasts for major capital projects (those with multi-year budgets totaling $50 million or more) is provided in Table 4.15.

Provincial debt is forecast to total $34.9 billion at year-end ($1.0 billion below the September Update amount), while taxpayer-supported debt is expected to total $27.4 billion ($0.9 billion below budget).

The total debt forecast is $0.6 billion lower than the second Quarterly Report mainly due to government’s higher operating surplus and lower working capital requirements (see Table 4.7). The negotiating framework incentive provision, disclosed as a separate debt requirement in the second Quarterly Report, has been incorporated with government’s direct operating debt.

Total debt represents 20.9 per cent of provincial GDP, while taxpayer-supported debt amounts to 16.4 per cent of GDP. The debt to GDP ratios forecast in the September Update for total and taxpayer-supported debt were 21.8 per cent and 17.1 per cent respectively.

Further information on the debt forecast is shown in Table 4.16.

Table 4.7  Capital Spending and Debt Update Since the Second Quarterly Report

($ millions)	Change	Updated Forecast
September Update capital spending		4,167
Taxpayer-supported changes up to the second Quarterly Report	27
Self-supported changes up to the second Quarterly Report	(53)	(26)
2005/06 updated capital spending – second Quarterly Report		4,141
Taxpayer-supported changes
Health facilities – increased funding for projects in the Greater Vancouver Regional Hospital District and accelerated construction of health facilities	44
Government operating – decreased ministry minor capital spending	(53)
Other	2	(7)
Self-supported changes
BC Hydro – delayed electricity distribution projects	(14)
BC Lotteries – lower spending for gaming equipment	(28)
Other	(11)	(53)
2005/06 updated capital spending – third Quarterly Report		4,081

September Update total provincial debt		35,910
Taxpayer-supported debt changes up to the second Quarterly Report	(1,214)
Provision for negotiating framework incentive	1,000
Self-supported debt changes up to the second Quarterly Report	(221)	(435)
2005/06 updated total provincial debt – second Quarterly Report		35,475
Taxpayer-supported debt changes
Government operating – mainly higher operating surplus, lower working capital requirements and reduced minor capital spending	(735)
Health facilities – higher capital spending	21
Other	72	(642)
Self-supported debt changes
BC Hydro – higher working capital requirements		50
Total third Quarterly Report changes		(592)
2005/06 updated total provincial debt – third Quarterly Report		34,883

Net Liabilities

The provincial government’s statement of financial position (commonly referred to as a balance sheet) summarizes the consolidated assets and liabilities of central government, Crown corporations and agencies, and the SUCH sector, and is presented on a net liabilities basis(1) (see Table 4.8).

Table 4.8  Net Liabilities and Accumulated Deficit

	2005/06
($ millions)	Budget	Updated Forecast	Actual 2004/05	Annual Change
Financial assets	24,616	24,041	24,880	(839)
Less : liabilities	(51,993)	(51,257)	(51,707)	450
Net liabilities	(27,377)	(27,216)	(26,827)	(389)
Less : non-financial assets	25,602	25,647	23,783	1,864
Accumulated deficit	(1,775)	(1,569)	(3,044)	1,475

(1)   Other jurisdictions refer to this as the “net debt” basis.  In British Columbia, the term “net liabilities” is used to avoid confusion with provincial borrowing in financial markets, which is referred to as debt.

By the end of 2005/06, the province’s net liabilities are expected to increase by $389 million based on a $839 million decrease in financial assets, partially offset by a $450 million decrease in liabilities. The decrease in financial assets is primarily due to a reduction in cash and temporary investments. The decrease in liabilities is mainly due to reduced borrowing. The increase in net liabilities plus the projected $1.5 billion surplus will be used to fund the $1.9 billion increase in capital assets.

Chart 4.3 2005/06 updated forecast – changes in financial position

Further data on the statement of financial position and annual changes can be found in Table 4.17.

Table 4.9  2005/06 Operating Statement

	Year-to-Date to December 31				Full Year
	2005/06			Actual	2005/06			Actual
($ millions)	Budget	Actual	Variance	2004/05	Budget	Forecast	Variance	2004/05
Taxpayer-supported programs and agencies:
Revenue	23,852	24,435	583	22,248	32,202	33,430	1,228	30,821
Expense	(23,692)	(22,495)	1,197	(21,927)	(32,876)	(32,709)	167	(30,658)
Provision for negotiating framework incentive	—	—	—	—	—	(1,000)	(1,000)	—
Taxpayer-supported balance	160	1,940	1,780	321	(674)	(279)	395	163
Commercial Crown corporation income	1,811	1,755	(56)	1,888	2,274	2,054	(220)	2,412
Surplus before forecast allowance	1,971	3,695	1,724	2,209	1,600	1,775	175	2,575
Forecast allowance	—	—	—	—	(300)	(300)	—	—
Surplus	1,971	3,695	1,724	2,209	1,300	1,475	175	2,575

Table  4.10  2005/06 Forecast Update

		Updated
($ millions)	Changes	Forecast
September Update 2005/06 surplus (September 14, 2005)		1,300

Revenue increases (decreases):
Personal income tax – higher 2004 tax assessments
Prior-year adjustment	158
2005/06 base	164
Corporate income tax – higher 2004 tax assessments and increased national tax base
Prior-year adjustment	111
Higher federal government instalments	97
Property transfer tax – hot housing market	150
Energy and mineral sources – mainly higher natural gas prices	546
Forests – mainly weaker Coastal activity	(43)
Crown land special account – fewer Crown land grants	(57)
Health and social transfers transfers – higher BC population share and increased national tax points	53
All other taxpayer-supported sources	49
Commercial Crown corporation income:
BC Hydro – primarily additional electricity purchases and higher energy costs	(109)
BCRC – delay in assets sales and provisions related to Vancouver Wharves operations	(59)
ICBC – mainly increase in claims costs	(53)
Other Crown corporation changes	1
Total revenue changes		1,008
Less expense increases (decreases):
Premier’s Office – lower operating costs	(1)
Agriculture and Lands – primarily fewer Crown land grants	(64)
Economic Development – reprofiling of Olympic venue expenditures/infrastructure grants	(30)
Forests and Range – revision to BC Timber Sales costs	(26)
Public Safety and Solicitor General — higher Emergency Progam Act expenditures	35
Interest costs – mainly reduced debt levels	(60)
CRF expense changes	(146)
Change in expenses recovered from external entities – lower interest recoveries	(17)
Taxpayer-supported Crown agencies – increases in operating costs	9
School districts – one time funding of BCTF Long Term Disability Fund	34
Universities – lower startup cost for UBC Okanagan campus and increased funding	(61)
Other SUCH sector and regional authority changes	14
Total expense changes		(167)
Net change before provision for negotiating framework incentive		1,175
Provision for negotiating framework incentive		(1,000)
Total changes		175
2005/06 surplus — third Quarterly Report		1,475

Table 4.11 2005/06 Revenue by Source

	Year-to-Date to December 31				Full Year
	2005/06			Actual	2005/06			Actual
($ millions)	Budget	Actual	Variance	2004/05	Budget	Forecast	Variance	2004/05
Taxation
Personal income	4,051	4,261	210	3,749	5,484	5,806	322	5,050
Corporate income	822	851	29	781	1,215	1,423	208	1,255
Social service	3,238	3,242	4	3,158	4,213	4,208	(5)	4,156
Fuel	695	685	(10)	679	915	904	(11)	904
Tobacco	541	544	3	538	690	690	—	699
Property	1,277	1,273	(4)	1,227	1,717	1,718	1	1,661
Property transfer	505	657	152	497	650	800	150	604
Other	413	448	35	423	561	590	29	588
	11,542	11,961	419	11,052	15,445	16,139	694	14,917
Natural resources
Natural gas royalties	1,293	1,527	234	1,051	1,754	2,259	505	1,439
Columbia River Treaty	208	252	44	194	305	340	35	258
Other energy and minerals	572	601	29	412	775	781	6	612
Forests	803	801	(2)	854	1,246	1,203	(43)	1,363
Water and other resources	253	228	(25)	242	326	328	2	301
	3,129	3,409	280	2,753	4,406	4,911	505	3,973
Other revenue
Medical Services Plan premiums	1,076	1,086	10	1,064	1,438	1,432	(6)	1,465
Post-secondary education fees	692	671	(21)	635	904	893	(11)	836
Other healthcare-related fees	122	156	34	139	179	204	25	189
Motor vehicle licences and permits	296	307	11	289	398	398	—	381
Other fees and licences	536	497	(39)	570	746	711	(35)	750
Investment earnings	614	677	63	647	818	846	28	833
Sales of goods and services	482	470	(12)	606	655	662	7	741
Miscellaneous	1,165	1,034	(131)	1,058	1,590	1,554	(36)	1,505
	4,983	4,898	(85)	5,008	6,728	6,700	(28)	6,700
Contributions from the federal government
Health and social transfers	3,120	3,158	38	2,493	4,180	4,233	53	3,421
Equalization	442	442	—	443	590	590	—	979
Other cost-shared agreements	636	567	(69)	499	853	857	4	831
	4,198	4,167	(31)	3,435	5,623	5,680	57	5,231
Taxpayer-supported programs and agencies	23,852	24,435	583	22,248	32,202	33,430	1,228	30,821
Commercial Crown corporation income
BC Hydro (before regulatory transfers)	242	322	80	216	329	220	(109)	240
Liquor Distribution Branch	628	633	5	620	779	779	—	779
BC Lotteries (net of payments to the federal government)	664	689	25	574	892	892	—	811
BCRC (1)	27	(24)	(51)	166	39	(20)	(59)	178
ICBC (2)	241	101	(140)	308	224	171	(53)	399
Other	9	34	25	4	11	12	1	5
	1,811	1,755	(56)	1,888	2,274	2,054	(220)	2,412
Total revenue	25,663	26,190	527	24,136	34,476	35,484	1,008	33,233

(1) The year to date figures reflect BCRC’s budget and results for the April to December period. The full year forecast represents BCRC’s earnings during government’s fiscal year. On BCRC’s fiscal year basis (December), the outlook is – 2005 (budget): $39 million; 2005 (forecast): $(20) million.

(2) The year to date figures reflect ICBC’s budget and results for the April to December period. The full-year forecast represents ICBC’s earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the outlook is – 2005 (budget): $285 million; 2005 (forecast): $193 million.

Table  4.12  2005/06 Expense by Ministry, Program and Agency

	Year-to-Date to December 31				Full Year
	2005/06			Actual	2005/06			Actual
($ millions)	Budget	Actual	Variance	2004/05	Budget	Forecast	Variance	2004/05
Advanced Education	1,411	1,419	8	1,346	1,898	1,898	—	1,827
Education	3,768	3,681	(87)	3,605	5,074	5,074	—	4,919
Health	8,454	8,266	(188)	8,050	11,470	11,470	—	10,589
Subtotal	13,633	13,366	(267)	13,001	18,442	18,442	—	17,335
Office of the Premier	8	7	(1)	6	11	10	(1)	8
Aboriginal Relations and Reconciliation	27	24	(3)	24	34	34	—	20
Agriculture and Lands	167	78	(89)	143	294	230	(64)	227
Attorney General	349	343	(6)	331	459	459	—	446
Children and Family Development	1,207	1,168	(39)	1,101	1,637	1,637	—	1,467
Community Services	177	186	9	102	261	261	—	193
Economic Development	275	162	(113)	92	444	414	(30)	126
Employment and Income Assistance	1,004	958	(46)	931	1,355	1,355	—	1,260
Energy, Mines and Petroleum Resources	54	54	—	46	72	72	—	72
Environment	111	110	(1)	99	175	175	—	127
Finance	62	54	(8)	54	81	81	—	81
Forests and Range	643	545	(98)	599	856	830	(26)	789
Labour and Citizen’s Services	144	133	(11)	169	193	193	—	224
Public Safety and Solicitor General	396	414	18	354	525	560	35	493
Small Business and Revenue	33	29	(4)	25	44	44	—	36
Tourism, Sport and the Arts	155	145	(10)	99	180	180	—	123
Transportation	623	604	(19)	936	829	829	—	834
Total ministries and Office of the Premier	19,068	18,380	(688)	18,112	25,892	25,806	(86)	23,861
Legislation	39	32	(7)	29	51	51	—	42
Officers of the Legislature	41	36	(5)	17	46	46	—	27
BC Family Bonus	31	29	(2)	45	39	39	—	57
Management of public funds and debt	487	456	(31)	514	684	624	(60)	677
Contingencies and new programs	—	1	1	10	320	320	—	—
Other appropriations	2	(20)	(22)	(5)	6	6	—	8
Subtotal	19,668	18,914	(754)	18,722	27,038	26,892	(146)	24,672
First Nations New Relationships Fund	—	—	—	—	100	100	—	—
Priority initiatives	—	—	—	—	—	—	—	452
Transportation infrastructure funding	—	—	—	—	—	—	—	750
Disbursement of BC Rail Partnership gain	—	—	—	—	—	—	—	169
Consolidated revenue fund expense	19,668	18,914	(754)	18,722	27,138	26,992	(146)	26,043
Expenses recovered from external entities	1,257	1,202	(55)	1,162	1,674	1,657	(17)	1,705
Grants to agencies and other internal transfers:
Taxpayer-supported Crown agencies	(732)	(709)	23	(812)	(974)	(996)	(22)	(1,752)
School districts	(3,374)	(3,263)	111	(3,166)	(4,438)	(4,400)	38	(4,262)
Universities	(732)	(774)	(42)	(687)	(981)	(1,008)	(27)	(893)
Colleges, university colleges, and institutes	(547)	(588)	(41)	(630)	(741)	(732)	9	(848)
Health authorities and hospital societies	(5,623)	(5,627)	(4)	(5,392)	(7,583)	(7,682)	(99)	(7,198)
Children and Family Development governance authorities	(262)	(268)	(6)	(1)	(395)	(404)	(9)	(1)
	(11,270)	(11,229)	41	(10,688)	(15,112)	(15,222)	(110)	(14,954)
Taxpayer-supported Crown agencies	1,603	1,489	(114)	1,406	2,137	2,168	31	2,130
SUCH sector and regional authorities:
School districts	3,423	3,222	(201)	3,245	4,781	4,777	(4)	4,533
Universities	1,782	1,774	(8)	1,533	2,454	2,420	(34)	2,073
Colleges, university colleges, and institutes	923	903	(20)	965	1,258	1,257	(1)	1,345
Health authorities and hospital societies (1)	6,049	5,956	(93)	5,581	8,159	8,260	101	7,782
Children and Family Development governance authorities	257	264	7	1	387	400	13	1
	14,037	13,608	(429)	12,731	19,176	19,282	106	17,864
Net spending of Crown agencies and the SUCH sector	2,767	2,379	(388)	2,043	4,064	4,060	(4)	2,910
Total taxpayer-supported expense	23,692	22,495	(1,197)	21,927	32,876	32,709	(167)	30,658

(1) Excludes inter-entity transactions between health authorities and hospital societies.

Table 4.13 2005/06 Expense By Function (1)

	Year-to-Date to December 31				Full Year
	2005/06			Actual	2005/06			Actual
($ millions)	Budget	Actual	Variance	2004/05	Budget	Forecast	Variance	2004/05

Health	9,189	8,888	(301)	8,442	12,463	12,482	19	11,462
Social services	2,105	1,973	(132)	1,969	2,842	2,844	2	2,665
Education	6,393	6,238	(155)	6,085	8,948	8,975	27	8,511
Protection of persons and property	937	906	(31)	870	1,349	1,385	36	1,215
Transportation	922	874	(48)	928	1,224	1,223	(1)	1,308
Natural resources and economic development	1,157	887	(270)	957	1,649	1,540	(109)	1,670
Other	751	669	(82)	576	1,111	1,105	(6)	1,028
Contingencies	—	1	1	10	320	320	—	—
General government	488	423	(65)	350	634	633	(1)	505
Debt servicing	1,750	1,636	(114)	1,740	2,336	2,202	(134)	2,294
Total expense	23,692	22,495	(1,197)	21,927	32,876	32,709	(167)	30,658

(1) Budget amounts and prior year comparative figures have been restated to reflect government’s current accounting policies.

Table 4.14 2005/06 Capital Spending

	Year-to-Date to December 31				Full Year
	2005/06			Actual	2005/06			Actual
($ millions)	Budget	Actual	Variance	2004/05	Budget	Forecast	Variance	2004/05

Taxpayer-supported
Education
Schools (K–12)	220	206	(14)	205	293	290	(3)	239
Post-secondary	542	480	(62)	469	723	759	36	695
Health	567	524	(43)	287	756	800	44	568
BC Transportation Financing Authority	471	467	(4)	400	629	707	78	513
Vancouver Convention Centre expansion project	68	62	(6)	22	119	100	(19)	50
Government operating (ministries)	254	117	(137)	59	401	298	(103)	175
Other (1)	90	70	(20)	69	117	104	(13)	82
Total taxpayer-supported	2,212	1,926	(286)	1,511	3,038	3,058	20	2,322
Self-supported
BC Hydro	639	499	(140)	427	829	792	(37)	612
BC Transmission Corporation	39	12	(27)	—	49	26	(23)	—
Columbia River power projects (2)	28	22	(6)	74	40	44	4	84
BCRC	17	13	(4)	28	21	14	(7)	30
ICBC (3)	50	24	(26)	21	60	40	(20)	31
BC Lotteries	75	54	(21)	76	100	84	(16)	93
Liquor Distribution Branch	23	8	(15)	4	30	23	(7)	10
Total self-supported	871	632	(239)	630	1,129	1,023	(106)	860
Total capital spending	3,083	2,558	(525)	2,141	4,167	4,081	(86)	3,182

(1)   Includes BC Housing Management Commission, Provincial Rental Housing Corporation, BC Buildings Corporation, Ministry of Attorney General,

Ministry of Public Safety and Solicitor General, Ministry of Children and Family Development, Rapid Transit Project 2000, and BC Transit.

(2)   Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

(3)   Includes ICBC Properties Ltd.

Table 4.15 2005/06 Capital Expenditure Projects Greater Than $50 million(1)

Note: Information in bold type denotes changes from the second Quarterly Report.

			Forecast		Cumulative	Spending	Cumulative
		Start	Completion		Spending at	April 1 to	Spending at	Total Project
	($ millions)	Date	Date		Mar. 31, 2005(2) +	Dec. 31	= Dec. 31, 2005	Budget (3)		Forecast (3)

	Advanced Education facilities (4)
	SFU – Surrey Central City Campus	Mar. 2004	Sept. 2007		40	8	48	70		70
	Health facilities (4)
	Vancouver General Hospital redevelopment project	Sept. 2000	Jan. 2007	(5)	96	18	114	156		156
	Academic Ambulatory Care Centre	Fall 2004	Summer/06		12	49	61	95		95
	Abbotsford Regional Hospital and Cancer Centre	Fall 2004	Summer/08		39	46	85	316		316
	Total health facilities				147	113	260	567		567
	Transportation
Trans Canada Highway	– 5 Mile (Yoho) Bridge	May 1999	Fall 2006		33	5	38	44	(6)	44	(6)
	– 10 Mile (Park) Bridge	Oct. 2005	Fall 2008		—	6	6	79	(6)	79	(6)
	Nisga’a Highway	Aug. 1998	Fall 2005		42	7	49	52		52
	Sea-to-Sky Highway	April 2003	Winter 2009		67	30	97	600		600
	William R. Bennett Bridge	Mar. 2005	July 2008		6	18	24	144		144
	SkyTrain extension – phase 1	Sept. 1998	June 2006		1,077	7	1,084	1,167		1,104
	Total transportation				1,225	73	1,298	2,086		2,023
	Power generation
	BC Hydro
	– Seven Mile Dam safety improvements	June 1999	Dec. 2005		62	3	65	100		65
	– Mica Dam – generator stator replacement	Feb. 2004	Mar. 2011		6	7	13	76		76
	– Peace Canyon Dam – generator stator replacement and rotor modification	Feb. 2004	Mar. 2010		1	6	7	63		73
	BC Transmission Corporation
	– System control centre modernization project	Feb. 2005	Oct. 2008		2	6	8	134		133
	Brilliant Expansion Power Corporation (7)
	– Brilliant Dam power expansion	Oct. 2002	Aug. 2006		158	18	176	205		205
	Total power generation				229	40	269	578		552
	Other
	ICBC Properties Ltd.
	– Surrey Central City Mall Ltd	Sept. 1999	Mar. 2007	(8)	243	16	259	312		284
	Vancouver Convention Centre expansion project	2003	2008		57	16	73	273		273	(9)
	Total other				300	32	332	585		557

(1)   Only projects that have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Only the provincial share of funding is presented. Total costs for some of these projects could be higher as they are cost-shared with the federal government, municipal authorities or the private sector.

(2)   Total expenditures since commencement of each project.

(3)   Represents sum of annual budgeted expenditures to complete each project.

(4)   Amounts shown exclude interest costs incurred during construction.

(5)   Individual components were completed starting in December 2000 and will continue to be completed before the end of the overall project.

(6)   Amount represents the provincial portion of this cost-shared project with the federal government.

(7)   A joint venture of the Columbia Power Corporation and the Columbia Basin Trust.

(8)   The base building was substantially completed in January 2003; however, work to prepare space for new tenants is still required.

(9)   Amount represents the provincial portion of this cost-shared project with the federal government and the tourism industry.

Table 4.16 2005/06 Provincial Debt (1)

	Balance	Balance at December 31, 2005				Forecast at March 31, 2006
	March 31,	Net	Debt Outstanding			Net	Debt Outstanding
($ millions)	2005	Change (2)	Actual	Budget	Variance	Change (2)	Forecast	Budget	Variance

Taxpayer-supported debt
Provincial government operating	14,481	(2,414)	12,067	11,794	273	(2,622)	11,859	12,871	(1,012)
Other taxpayer-supported debt (mainly capital)
Education (3)
Schools	4,483	62	4,545	4,555	(10)	94	4,577	4,619	(42)
Post-secondary institutions	2,326	258	2,584	2,616	(32)	377	2,703	2,686	17
	6,809	320	7,129	7,171	(42)	471	7,280	7,305	(25)
Health (3)	2,112	210	2,322	2,377	(55)	478	2,590	2,566	24
Highways and public transit
BC Transportation Financing Authority	2,474	96	2,570	2,675	(105)	326	2,800	2,708	92
BC Transit	78	4	82	82	—	4	82	83	(1)
Public transit	906	2	908	901	7	1	907	908	(1)
SkyTrain extension	1,135	8	1,143	1,143	—	13	1,148	1,149	(1)
	4,593	110	4,703	4,801	(98)	344	4,937	4,848	89
Other
BC Buildings	241	10	251	236	15	4	245	185	60
Social housing (4)	133	26	159	134	25	23	156	146	10
Homeowner Protection Office	130	(21)	109	131	(22)	13	143	154	(11)
Other (5)	158	41	199	196	3	50	208	199	9
	662	56	718	697	21	90	752	684	68
Total other taxpayer—supported	14,176	696	14,872	15,046	(174)	1,383	15,559	15,403	156
Provision for negotiating framework incentive	—	—	—	—	—	—	—	—	—
Total taxpayer-supported debt	28,657	(1,718)	26,939	26,840	99	(1,239)	27,418	28,274	(856)
Self-supported debt
Commercial Crown corporations
BC Hydro	6,906	(60)	6,846	6,975	(129)	(29)	6,877	7,021	(144)
BC Transmission Corporation	—	37	37	37	—	37	37	64	(27)
Columbia River power projects (6)	257	(10)	247	252	(5)	(10)	247	247	—
Liquor Distribution Branch	6	(1)	5	5	—	(2)	4	4	—
	7,169	(34)	7,135	7,269	(134)	(4)	7,165	7,336	(171)
Warehouse borrowing program	—	21	21	—	21	—	—	—	—
Total self-supported debt	7,169	(13)	7,156	7,269	(113)	(4)	7,165	7,336	(171)
Forecast allowance	—	—	—	—	—	300	300	300	—

Total provincial debt	35,826	(1,731)	34,095	34,109	(14)	(943)	34,883	35,910	(1,027)

(1)   Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)   Gross new long-term borrowing plus net change in short-term debt outstanding, less sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).

(3)   Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(4)   Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.

(5)   Includes other taxpayer-supported Crown corporations and agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

(6)   Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Table 4.17 2005/06 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	December 31,	March 31,
($ millions)	2005	2005	2006
Financial assets
Cash and temporary investments	3,568	3,700	2,590
Other financial assets	6,676	6,622	7,157
Sinking funds	4,516	3,985	4,037
Investments in commercial Crown corporations:
Retained earnings	3,219	3,652	3,355
Recoverable capital loans	6,901	6,870	6,902
	10,120	10,522	10,257
	24,880	24,829	24,041
Liabilities
Accounts payable and accrued liabilities	6,604	5,786	7,099
Deferred revenue	5,182	5,538	5,656
Debt:
Taxpayer-supported debt	28,657	26,939	27,418
Self-supported debt	7,169	7,156	7,165
Forecast allowance	—	—	300
Total provincial debt	35,826	34,095	34,883
Add: sinking fund investments presented as assets	4,516	3,985	4,037
Less: guarantees and non-guaranteed debt	(421)	(388)	(418)
Financial statement debt	39,921	37,692	38,502
	51,707	49,016	51,257
Net liabilities	(26,827)	(24,187)	(27,216)
Capital and other assets
Tangible capital assets	23,170	24,005	24,814
Other assets	613	833	833
	23,783	24,838	25,647
Accumulated surplus (deficit)	(3,044)	651	(1,569)

Changes in Financial Position

	Year-to-Date	Forecast
	December 31,	March 31,
($ millions)	2005	2006

Change in accumulated deficit:
Surplus for the period	(3,695)	(1,475)
Capital and other asset changes:
Increase in taxpayer-supported capital investments	1,926	3,058
Less: amortization and other accounting changes	(1,091)	(1,414)
Change in net capital assets	835	1,644
Increase (decrease) in other assets	220	220
	1,055	1,864
Increase (decrease) in net liabilities	(2,640)	389
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	132	(978)
Increase in total investment in commercial Crown corporations	707	1,179
Less: loan repayments and other accounting changes	(305)	(1,042)
	402	137
Other working capital changes	(123)	(967)
	411	(1,808)
Increase (decrease) in financial statement debt	(2,229)	(1,419)
(Increase) decrease in sinking fund debt	531	479
Increase (decrease) in guarantees and non-guaranteed debt	(33)	(3)
Increase (decrease) in total provincial debt	(1,731)	(943)

APPENDICES

A1:  Tax Expenditures

Introduction

A tax expenditure is the reduction in revenues from delivering government programs or benefits through the tax system rather than through voted budget appropriations. Tax expenditures are usually made by offering special tax rates, exemptions, or tax credits. Governments introduce tax expenditures primarily to achieve social policy objectives such as transfers to lower income families or to promote economic development and job creation.

Reporting tax expenditures improves government accountability by providing a more complete picture of government activities. The tax expenditure appendix outlines major tax expenditures for the 2005/06 fiscal year. It does not include tax expenditures introduced or expanded in Budget 2006. These are described in Part Two: Tax Measures.

The Role of Tax Expenditure Programs

Using the tax system to deliver programs can reduce administration costs and compliance costs for recipients. In certain situations, the tax system allows intended beneficiaries to be readily identified from information that is already collected. In these cases setting up a separate expenditure program would result in costly overlap and duplication of effort. An example is the provincial sales tax credit, which is delivered through the income tax system. If this were a direct provincial expenditure program, a provincial agency or office would have to be established to duplicate much of the work already done by the Canada Revenue Agency. In addition, it would require individuals to undertake a separate, time-consuming application process in order to qualify for the benefit.

There are, however, several potential drawbacks to tax expenditure programs. First, their overall cost often receives less public scrutiny than is the case for spending programs because annual budget appropriations by the legislature are not typically required. Second, tax expenditure programs do not always effectively target those who are intended to benefit from them. Some expenditure programs that are intended to provide tax relief for low income earners may, in reality, confer the greatest benefit on high income earners who pay the most taxes. Sales tax exemptions, for example, often provide a greater absolute benefit to those with higher incomes because they have more to spend on consumer products. Finally, costs are often more difficult to control under a tax expenditure program because the benefits tend to be more open ended and enforcement is often more difficult than for spending programs.

Tax Expenditure Reporting

Not all tax reductions, credits and exemptions are classed as tax expenditures. Three criteria were used to choose those features of the tax system that should be reported as tax expenditures.

First, the emphasis is on tax reductions, exemptions and refunds that are close equivalents to spending programs. By implication, the list does not include tax measures designed to meet broad tax policy objectives such as improving fairness in the tax system, or measures designed to simplify the administration of the tax. The list also does not include items that are generally excluded from a particular tax base. For example, most services are excluded from provincial sales taxes, which are primarily designed to apply to purchases of goods.

Second, revenues raised under provincial government authority that are turned over to agencies outside of government are not reported as tax expenditures in this appendix. This includes, for example, the hotel room tax revenues transferred to Tourism BC.

Third, smaller items of less than $2 million are not included. Where practical, smaller items have been presented together as an aggregate figure.

British Columbia Tax Expenditure Programs

The following tables report 2005/06 tax expenditure estimates.

For presentation purposes, British Columbia tax expenditures have been broken into three broad categories.

•    Social and Income Transfer Programs (Table A1.1): These include tax expenditures that are offered as part of government’s mix of health, education, housing, income transfer and family related programs. Examples include the BC Family Bonus, the home owner grant, the sales tax exemption for children’s clothing and the income tax credit for medical expenses.

•    Economic Development and Business Assistance Programs (Table A1.2): This category includes tax preferences for small businesses and measures to encourage new private sector investment.

•    Environmental Protection Programs (Table A1.3): There are relatively few tax expenditures in this category because environmental protection is now generally based on the principle of “polluter pay”, such as the tire tax and battery levies. However, environmental tax expenditures include, for example, a sales tax exemption for bicycles and a fuel tax exemption for certain alternative fuels.

Each category has its own table of tax expenditure estimates. Within each table, the list of tax expenditures delivered through the income tax system has been separated into two sub-categories.

•    Provincial Measures: This includes all major tax expenditures that are under provincial policy control.

•   Federal Measures: British Columbia shares the cost of some federal income tax expenditure programs because, under the tax collection agreement between British Columbia and the federal government, the province has agreed to maintain a consistent income tax base with the federal government in the interest of reducing administrative and compliance costs.

The cost of individual tax expenditures cannot be added together to reach a total tax expenditure figure for two reasons:

•   in some cases the programs interact with one another so that eliminating one program could increase or decrease the cost of another; and

•   eliminating certain tax expenditure programs could change the choices taxpayers make, which in turn would affect the cost estimates.

The estimates for each tax expenditure are based on a static analysis of the costs and do not take into account any behavioural changes which could change the cost over time. In addition, all estimates are recalculated each year using current data sources and using refinements to the methods of estimation which can result in significant changes to the value of a given tax expenditure from prior years’ reports.

Table A1.1 Social and Income Transfer Programs – Tax Expenditure

			2005/06
			Estimated Cost
			($ millions)
	Provincial Sales Tax (1)
	Exemptions for the following items:
	• Food (basic groceries, snack foods, candies, soft drinks and restaurant meals		812
	• Residential fuels (electricity, natural gas, fuel oil, etc.)		193
	• Prescription and non-prescription drugs, vitamins and certain other health care products and appliances		126
	• Children’s clothing and footwear		26
	• Clothing patterns, fabrics and notions		6
	• Specified school supplies		53
	• Books, magazines and newspapers		65
	• Basic telephone and cable service		63
	• “1-800” and equivalent telephone services		8
	• Specified safety equipment		10
	• Labour to repair major household appliances, clothing and footwear		7
	• Miscellaneous consumer exemptions (e.g. used clothing under $100)		4
	• Livestock for human consumption and feed, seed and fertilizer		41

	Personal Income Tax
	Provincial Measures
	BC Family Bonus(2)		40
	Sales tax credit		61
	Political contributions tax credit		2
	Provincial Non-Refundable Credits: (3)
	• Charitable donations tax credit		135
	• Tax credits for tuition and education		43
	• Tax credits for disabilities and medical expenses		54
	• Pension income tax credit		22
	• Credit for persons older than 65 years		64
	• Married and equivalent-to-married credits		85
	• Tax credit for Canada Pension Plan contributions		121
	• Tax credit for Employment Insurance premiums paid		46

	Federal Measures (4)
	• Deduction and inclusion of alimony and child support		5
	• Child care expense deduction		27
	• Exemption from capital gains up to $500,000 for small businesses and family farms		31
	• Deduction for residents of northern and isolated areas		8
	• Non-taxation of employer-paid insurance premiums for group private health and welfare plans		124
	• Registered Retirement Savings Plans: (5)
• exemption for	– contributions	330
	– investment earnings	269
• taxation of	– withdrawals	(221)
	Total		378
• Registered Pension Plans:(5)
• exemption for	– contributions	351
	– investment earnings	490
• taxation of	– withdrawals	(384)
	Total		457

Table A1.1 Social and Income Transfer Programs — Tax Expenditure —Continued

2005/06
Estimated Cost
($ millions)
Corporation Income Tax (6)
Charitable donations deduction	19

School and Rural Area Property Tax (7)
Home Owner Grant	530
Exemption for places of worship	9

Property Transfer Tax
Exemption for first-time home buyers	55
Exemptions for the following:
• Property transfers between related individuals	41
• Property transfers to municipalities, regional districts, hospital districts, library boards, school boards, water districts and educational institutions	7
• Property transfers to charities registered under the Income Tax Act (Canada)	7

(1)   Estimates of the cost of sales tax measures are based on most current information available.

(2)   The $40 million represents the tax expenditure portion of the program’s cost. The tax expenditure portion represents family bonus payments that effectively reduce the recipient’s personal income tax. The remaining cost of the program, including recoveries and administration costs, of $39 million for 2005/06, is presented in the BC Benefits Vote because it represents payments to families which exceed their provincial income tax liabilities. In 2005/06, the total program cost was $79 million.

(3)   Provincial non-refundable credits are generally based on estimates of credit claims by British Columbia residents.

(4)   The estimates show provincial revenue losses only. They are based on estimates of projected federal losses contained in Government of Canada: Tax Expenditures and Evaluations, 2005. British Columbia personal income tax expenditures for the federal measures are based on the amounts claimed by British Columbia residents for the measure and the relevant provincial tax rates for the period. (Prior to 1997 federal tax expenditure reports did not include projections; previous estimates of provincial revenue losses were based on historical federal estimates.) Certain tax expenditure items have been excluded where no data were available or the amounts were immaterial.

(5)   Registered retirement savings plans and registered pension plans are treated in the same way as in the federal tax expenditure report. The tax expenditure associated with these schemes is presented as the amount of tax that would otherwise be paid in the year of deferral, were the deferral not available. However, this type of estimate overstates the true costs of these preferences because taxes are eventually paid, including tax on investment earnings. An estimate that does not overstate these costs would, however, be difficult to develop and would require some largely speculative assumptions.

(6)   The deduction offered for corporate charitable donations is a federal measure, but the estimate shows only the provincial revenue loss. This is calculated from the federal revenue loss by applying British Columbia’s share of corporate taxable income and the relevant tax rates to the federal estimate.

(7)   The property tax estimate is for the 2005 calendar year, and includes only school and rural area property taxes levied by the province. Home Owner Grant cost is shown for the 2005/06 fiscal year.

Table A1.2 Economic Development and Business Assistance Programs – Tax Expenditure

2005/06
Estimated Cost
($millions)
Fuel Tax
Tax exemption for international flights carrying cargo	2
Tax exemption for family farm trucks (on road)	3
Tax reduction for compressor fuel used to transmit natural gas from wellhead to processing plant	13
Personal Income Tax
Venture capital tax credit	20
Employee venture capital tax credit	5
BC mining flow-through tax credit	8
Corporation Income Tax
Provincial Measures
Film and video tax credit	48
Production services tax credit	77
International financial business tax refund (1)	5
Scientific Research and Experimental Development Tax Credit	78
Mining Exploration Tax Credit	3

School and Rural Area Property Taxation (2)
Assessment exemption of $10,000 for industrial and business properties	9
Overnight tourist accommodation assessment relief	3
Exemption for property used for pollution abatement (3)	6

(1)   Includes employee income tax refunds.

(2)   Estimates are for the 2005 calendar year and include only school and rural area property taxes levied by the province.

(3)   The property tax exemption for most land and improvements used in pollution abatement equipment was removed for 1997, but existing properties which were exempt in 1996 remain exempt under grandparenting provisions.

Table A1.3 Environmental Protection Programs – Tax Expenditure

2005/06
Estimated Cost
($millions)
Provincial Sales Tax
Exemptions for the following items:
• Bicycles	8
• Specified energy conservation equipment	12

Fuel Tax
Tax exemption for alternative fuels	17

Table A2 Interprovincial Comparisons of Tax Rates – 2006

(Rates known as of February 6, 2006)(1)

									Prince
	British		Saskat-				New	Nova	Edward	New-
Tax	Columbia(2)	Alberta	chewan	Manitoba	Ontario	Quebec	Brunswick	Scotia	Island	foundland

Corporation income tax
(per cent of taxable income) (3)
General Rate	12	11.5	17	15	14	8.9/16.25	13	16	16	14
Manufacturing Rate	12	11.5	10	15	12	8.9	13	16	7.5	5
Small Business Rate	4.5	3	5	4.5	5.5	8.9	2	5	7.5	5
Small Business Threshold ($000s)	400	400	300	400	400	n/a	450	300	300	300

Corporation Capital Tax (4)
Non-financial	Nil	Nil	.6	.3/.5	.3	.6	.25	.3	Nil	Nil
Financial	1.0/3.0	Nil	.7/3.25	3.0	.6/.72/.9	1.2	3.0	4.0	5.0	4.0

Health Care Premiums (5)Individual/family	54/108	44/88	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Payroll tax (6) (per cent)	Nil	Nil	Nil	2.15	1.95	4.26	Nil	Nil	Nil	2.0

Insurance premium tax (per cent) (7)	2-4.4	2-3	3-4	2-3	2-3.5	2-3	2-3	3-4	3.5	4

Fuel tax (cents per litre) (8)
Gasoline	14.5	9.0	15.0	11.5	14.7	22.0	21.5	22.5	20.0	23.5
Diesel	15.0	9.0	15.0	11.5	14.3	23.0	24.0	22.5	20.0	24.0

Sales tax (per cent)
General rate	7	Nil	7	7	8	7.5	8	8	10	8
Liquor	10	Nil	10	7	12	7.5	8	8	37.5	8
Meals	Nil	Nil	Nil	7	8	7.5	8	8	10	8
Accommodation	8	5	7	7	5	7.5	8	8	10	8

Tobacco tax (dollars per carton of 200 cigarettes) (9)	35.80	32.00	39.20	39.90	24.70	20.60	28.10	36.30	34.90	39.50

(1)   Rates shown are those known as of February 6, 2006 and that are in effect for 2006.

(2)   British Columbia rates are those announced in the February 21, 2006 Budget.

(3)   Manitoba’s general corporate rate is reduced to 14.5 per cent effective July 1, 2006 and to 14 per cent effective July 1, 2007 and the small business rate is reduced to 4.5 per cent effective January 1, 2007. New Brunswick’s small business rate is reduced to 1.5 per cent and the threshold increased to $475,000 effective July 1, 2006 and the rate is reduced to 1 per cent and the threshold increased to $500,000 effective July 1, 2007.

(4)   Ontario has a deduction of $10 million for all corporations; Manitoba has a $5 million deduction and the higher rate applies to corporations with taxable capital in excess of $10 million; Saskatchewan has a $10 million deduction with up to an additional $10 million proportional to wages and salaries paid in the province; Quebec has a $600,000 deduction. Large Saskatchewan resource corporations are assessed a surcharge on the value of Saskatchewan resource sales. Ontario and Quebec have an additional surcharge or compensation tax on financial institutions.

(5)     British Columbia has a two-person rate of $96. British Columbia and Alberta offer premium assistance in the form of lower rates or an exemption from premiums for lower income individuals and families. Ontario and Quebec levy health care contributions as additions to provincial personal income taxes payable.

(6)   Provinces with payroll taxes provide payroll tax relief for small businesses.

(7)   The lower rate applies to premiums for life, sickness and accident insurance; the higher rate applies to premiums for property insurance including automobile insurance. In Ontario, Quebec and Newfoundland specific sales taxes also apply to insurance premiums, except those related to individual life and health.

(8)    Tax rate is for regular fuel used on highways. The British Columbia rate includes 6.75 cents per litre dedicated to the BC Transportation Financing Authority. The rates do not include regional taxes. The tax rates for Quebec, New Brunswick, Nova Scotia and Newfoundland include provincial sales tax based on current pump prices. The rate for PEI includes a 10% tax on the estimated wholesale price.

(9)   Includes estimated provincial sales tax where applicable.

Table A3  Comparison of Provincial and Federal Taxes by Province – 2006

									Prince
	British		Saskat-				New	Nova	Edward	New-
Tax	Columbia	Alberta	chewan	Manitoba	Ontario	Quebec	Brunswick	Scotia	Island	foundland
Two Income Family of Four - $90,000	($ )
1. Provincial Income Tax	4,108	4,813	6,242	6,990	4,896	9,643	6,785	7,022	7,020	7,975
Net Child Benefits	0	133	0	—	0	(1,435)	0	0	—	0
2. Property Tax - Gross	2,770	2,448	3,962	3,546	4,378	4,026	3,529	2,314	2,813	3,561
- Net	2,200	2,448	3,962	3,146	4,378	4,026	3,529	2,314	2,813	3,561
3. Sales Tax	1,168	14	1,196	1,275	1,633	1,963	1,815	1,805	1,880	1,765
4. Fuel Tax	218	135	225	173	221	330	323	338	300	353
5. Provincial Direct Taxes	7,694	7,543	11,625	11,584	11,128	14,527	12,452	11,479	12,013	13,654
6. Health Care Premiums/Payroll Tax	1,296	1,056	—	1,935	1,755	3,834	—	—	—	1,800
7. Total Provincial Tax	8,990	8,599	11,625	13,519	12,883	18,361	12,452	11,479	12,013	15,454
8. Federal Income Tax	10,152	10,152	10,152	10,152	10,152	10,152	10,152	10,152	10,152	10,152
9. Net Federal GST	1,683	1,765	1,649	1,615	1,682	1,650	1,588	1,579	1,697	1,545
10. Total Tax	20,825	20,516	23,426	25,286	24,717	30,163	24,192	23,210	23,862	27,151
Two Income Family of Four - $60,000
1. Provincial Income Tax	1,911	2,258	3,259	3,670	2,349	4,853	3,657	3,753	3,898	4,346
Net Child Benefits	0	133	0	—	0	(2,535)	0	0	—	0
2. Property Tax - Gross	2,129	1,825	2,502	2,499	2,911	2,818	1,924	1,725	2,237	2,196
- Net	1,559	1,825	2,502	2,099	2,911	2,818	1,924	1,725	2,237	2,196
3. Sales Tax	913	12	951	1,019	1,294	1,680	1,444	1,440	1,493	1,414
4. Fuel Tax	218	135	225	173	221	330	323	338	300	353
5. Provincial Direct Taxes	4,601	4,363	6,937	6,961	6,775	7,146	7,348	7,256	7,928	8,309
6. Health Care Premiums/Payroll Tax	1,296	1,056	—	1,290	1,170	2,556	—	—	—	1,200
7. Total Provincial Tax	5,897	5,419	6,937	8,251	7,945	9,702	7,348	7,256	7,928	9,509
8. Federal Income Tax	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475
9. Net Federal GST	1,316	1,441	1,312	1,290	1,333	1,412	1,263	1,260	1,347	1,237
10. Total Tax	12,688	12,335	13,724	15,016	14,753	16,589	14,086	13,991	14,750	16,221

Two Income Family of Four - $30,000
1. Provincial Income Tax	0	0	555	422	303	(301)	1,078	893	1,017	1,315
Net Child Benefits	0	(709)	0	—	(383)	(3,073)	(52)	0	—	0
2. Property Tax - Gross	2,129	1,825	2,502	2,499	2,911	2,818	1,924	1,725	2,237	2,196
- Net	1,559	1,825	2,502	2,099	2,911	2,818	1,924	1,725	2,237	2,196
3. Sales Tax	681	9	697	758	944	1,386	1,047	1,053	1,090	1,034
4. Fuel Tax	145	90	150	115	147	220	215	225	200	235
5. Provincial Direct Taxes	2,385	1,215	3,904	3,394	3,922	1,050	4,212	3,896	4,544	4,780
6. Health Care Premiums/Payroll Tax	0	263	—	645	585	1,278	—	—	—	600
7. Total Provincial Tax	2,385	1,478	3,904	4,039	4,507	2,328	4,212	3,896	4,544	5,380
8. Federal Income Tax	1,469	1,469	1,469	1,469	1,469	1,469	1,469	1,469	1,469	1,469
9. Net Federal GST	274	444	253	251	265	457	208	213	276	197
10. Total Tax	4,128	3,391	5,626	5,759	6,241	4,254	5,889	5,578	6,289	7,046

Unattached Individual - $25,000
1. Provincial Income Tax	698	732	1,488	1,129	1,014	896	1,361	1,309	1,441	1,555
2. Property Tax	—	—	—	—	—	—	—	—	—	—
3. Sales Tax	382	4	402	455	558	746	654	656	710	645
4. Fuel Tax	145	90	150	115	147	220	215	225	200	235
5. Provincial Direct Taxes	1,225	826	2,040	1,699	1,719	1,862	2,230	2,190	2,351	2,435
6. Health Care Premiums/Payroll Tax	259	528	—	538	488	1,065	—	—	—	500
7. Total Provincial Tax	1,484	1,354	2,040	2,237	2,207	2,927	2,230	2,190	2,351	2,935
8. Federal Income Tax	2,093	2,093	2,093	2,093	2,093	2,093	2,093	2,093	2,093	2,093
9. Net Federal GST	253	265	232	241	242	281	218	220	257	210
10. Total Tax	3,830	3,712	4,365	4,571	4,542	5,301	4,541	4,503	4,701	5,238

									Prince
	British		Saskat-				New	Nova	Edward	New-
Tax	Columbia	Alberta	chewan	Manitoba	Ontario	Quebec	Brunswick	Scotia	Island	foundland
Unattached Individual - $ 80,000	($ )
1. Provincial Income Tax	5,159	5,626	7,594	8,364	6,054	10,754	8,283	8,577	8,620	9,682
2. Property Tax - Gross	1,301	1,602	3,527	2,513	2,950	4,026	1,548	3,366	2,062	2,384
- Net	731	1,602	3,527	2,113	2,950	4,026	1,548	3,366	2,062	2,384
3. Sales Tax	981	11	1,015	1,101	1,431	1,654	1,612	1,599	1,744	1,547
4. Fuel Tax	218	135	225	173	221	330	323	338	300	353
5. Provincial Direct Taxes	7,089	7,374	12,361	11,751	10,656	16,764	11,766	13,880	12,726	13,966
6. Health Care Premiums/Payroll Tax	648	528	—	1,720	1,560	3,408	—	—	—	1,600
7. Total Provincial Tax	7,737	7,902	12,361	13,471	12,216	20,172	11,766	13,880	12,726	15,566
8. Federal Income Tax	12,200	12,200	12,200	12,200	12,200	12,200	12,200	12,200	12,200	12,200
9. Net Federal GST	1,560	1,608	1,480	1,441	1,527	1,407	1,411	1,399	1,501	1,354
10. Total Tax	21,497	21,710	26,041	27,112	25,943	33,779	25,377	27,479	26,427	29,120
Senior Couple with Equal Pension Incomes - $30,000

1. Provincial Income Tax	0	0	60	(400)	(505)	(776)	388	569	582	657
2. Property Tax - Gross	2,129	1,825	2,502	2,499	2,911	2,818	1,924	1,725	2,237	2,196
- Net	1,284	1,825	2,502	2,099	2,911	2,818	1,924	1,725	2,237	2,196
3. Sales Tax	714	8	719	812	956	1,337	1,182	1,229	1,222	1,169
4. Fuel Tax	145	90	150	115	147	220	215	225	200	235
5. Provincial Direct Taxes	2,143	1,923	3,431	2,626	3,509	3,599	3,709	3,748	4,241	4,257
6. Health Care Premiums/Payroll Tax	230	0	—	—	—	—	—	—	—	—
7. Total Provincial Tax	2,373	1,923	3,431	2,626	3,509	3,599	3,709	3,748	4,241	4,257
8. Federal Income Tax	286	286	286	286	286	286	286	286	286	286
9. Net Federal GST	663	664	598	644	592	675	571	611	669	559
10. Total Tax	3,322	2,873	4,315	3,556	4,387	4,560	4,566	4,645	5,196	5,102

Personal Income Tax

•              Income tax is based on basic personal credits, applicable provincial credits, and typical major deductions at each income level. Quebec residents pay federal income tax less an abatement of 16.5 per cent of basic federal tax. This abatement has been used to reduce Quebec provincial tax rather than federal tax, for comparative purposes. The two income family of four with $60,000 annual income is assumed to have one spouse earning $40,000 and the other $20,000, the family with $90,000 income is assumed to have one spouse earning $50,000 and the other $40,000,the family with $30,000 is assumed to have each spouse earning $15,000 and each senior is assumed to receive $15,000. All representative families are assumed to have employment income except the senior couple. Contributions to the Quebec Health Services Fund are included in Quebec personal income tax.

Net Child Benefits

•              Net child benefits are provincial measures affecting payments to families with children. Provincial child benefit measures are available in British Columbia (BC Family Bonus), Alberta (Family Employment Credit), Saskatchewan (Child Benefit),Ontario (Child Care Supplement for Working Families),Quebec (Integrated Child Allowance), New Brunswick(Child Tax Benefit), Nova Scotia (Child Benefit) and Newfoundland(Child Benefit). In addition, the Alberta Government has chosen to vary the amount of the basic federal child tax benefit that its residents receive (shown as a net amount).

Property Tax

•           The method used to determine property tax estimates in the tables has changed from prior years’ methods. As a result, property taxes are not comparable to other years. It is assumed that the individual at $25,000 rents accommodation; the family at $30,000 and at $55,000 and the senior couple own bungalows; the family at $90,000 owns a two-story executive style home; and the single at $80,000 owns a luxury condominium in a major city for each province. Net local and provincial property taxes are estimate as taxes owing after credits provided through the property tax system are subtracted.

Sales and Fuel Tax Estimates

•              Includes sales tax on meals, liquor and accommodation.. Estimates are based on expenditure patterns from the Survey of Household Spending in 2001. In estimating individual and family taxable consumption, disposable income is reduced by 20 per cent to reflect housing (mortgage and property taxes or rent) costs. The senior couple is assumed to own their home and have no mortgage costs. For each province, disposable income is further reduced by estimated federal income taxes, estimated provincial income taxes and health care premiums if applicable. In addition, the single individual with $80,000 annual income and the family with $90,000 annual income are assumed to have savings equal to 5 per cent of their disposable income. For each family, disposable income is distributed among expenditures using the consumption pattern of a typical family with the relevant characteristics as estimated by the family expenditure survey. The provincial retail sales tax and the federal goods and services tax (GST) components of these expenditures are then calculated.  GST estimates have been reduced by the GST credit, where applicable.

•              Fuel tax is based on annual consumption: 1,000 litres of unleaded fuel for the single at $25,000, the family at $30,000 and the senior couple; others are assumed to consume 1,500 litres.

Health Care Premiums/Payroll Tax

•              Health care premiums are levied in British Columbia and Alberta only. Approximately 50 per cent of British Columbia premiums are paid by employers on behalf of their employees with the remainder paid by individuals, either by employees or by residents who are not employed. Payroll taxes, in the four provinces that levy them, are paid by the employer. The cost to employers of payroll taxes and health care premiums paid on behalf of employees is generally reflected in reduced wages.

Effective Tax Rates

•           British Columbia taxes have been calculated using rates in effect for 2006. Taxes for other provinces were calculated using rates that were announced Sprior to February 6, 2006, and that come into effect during 2006.

Table A4	Interprovincial Comparisons of Provincial Personal Income Taxes Payable(1) – 2006 (Rates known as of February 6, 2006)

									Prince
	British			Saskat-			New	Nova	Edward	New-
Taxable income (2)	Columbia	Alberta	chewan	Manitoba	Ontario	Quebec(3)	Brunswick	Scotia	Island	foundland
	Annual provincial taxes payable(4) ($)
$10,000	0	0	99	67	0	(12)	138	0	0	220
$20,000	366	401	1,124	1,182	631	779	1,040	968	1,117	1,205
$30,000	1,166	1,333	2,149	2,223	1,495	2,249	1,942	1,862	2,030	2,213
$40,000	1,924	2,266	3,225	3,486	2,372	4,134	3,183	3,299	3,315	3,759
$50,000	2,833	3,256	4,513	4,825	3,431	5,774	4,655	4,785	4,685	5,364
$60,000	3,748	4,256	5,813	6,175	4,346	7,563	6,137	6,294	6,151	6,995
$70,000	4,726	5,256	7,113	7,720	5,402	9,706	7,671	7,961	7,940	8,956
$80,000	5,946	6,256	8,413	9,460	7,151	11,786	9,323	9,628	9,777	10,920
$100,000	8,745	8,256	11,013	12,940	10,633	15,898	12,627	13,322	13,451	14,848
$125,000	12,420	10,756	14,616	17,290	14,985	21,002	16,972	18,134	18,044	19,759
$150,000	16,095	13,256	18,366	21,640	19,337	25,928	21,432	22,947	22,636	24,669

	Provincial personal income taxes as a per cent of taxable income (%)
$10,000	0.0	0.0	1.0	0.7	0.0	(0.1)	1.4	0.0	0.0	2.2
$20,000	1.8	2.0	5.6	5.9	3.2	3.9	5.2	4.8	5.6	6.0
$30,000	3.9	4.4	7.2	7.4	5.0	7.5	6.5	6.2	6.8	7.4
$40,000	4.8	5.7	8.1	8.7	5.9	10.3	8.0	8.2	8.3	9.4
$50,000	5.7	6.5	9.0	9.7	6.9	11.5	9.3	9.6	9.4	10.7
$60,000	6.2	7.1	9.7	10.3	7.2	12.6	10.2	10.5	10.3	11.7
$70,000	6.8	7.5	10.2	11.0	7.7	13.9	11.0	11.4	11.3	12.8
$80,000	7.4	7.8	10.5	11.8	8.9	14.7	11.7	12.0	12.2	13.7
$100,000	8.7	8.3	11.0	12.9	10.6	15.9	12.6	13.3	13.5	14.8
$125,000	9.9	8.6	11.7	13.8	12.0	16.8	13.6	14.5	14.4	15.8
$150,000	10.7	8.8	12.2	14.4	12.9	17.3	14.3	15.3	15.1	16.4

(1)   Calculated for a single individual with wage income and claiming credits for Canada Pension Plan and Quebec Pension Plan contributions, Employment Insurance premiums, Quebec Parental Insurance Plan premiums and the basic personal amount.

(2)   Taxable income, total income less allowable deductions, is defined by federal legislation in all provinces except Quebec. In the table, it is assumed that federally defined taxable income is equal to Quebec taxable income.

(3)   Quebec residents pay federal tax less an abatement of 16.5 per cent of federal tax. In the table, the Quebec abatement has been used to reduce Quebec provincial personal income tax for comparative purposes.

(4)   Includes provincial low income reductions in British Columbia, Manitoba, Ontario, Nova Scotia and Prince Edward Island, provincial surtaxes payable in Ontario, Nova Scotia, Prince Edward Island and Newfoundland and contributions to the Health Services Fund in Quebec.  Excludes credits for sales and property taxes.

Table A5 Summary of Revenue Measures from July 30, 2001 to February 21, 2006 (1)

Effective Date
July 30, 2001 Economic and Fiscal Update
Income Tax
• 25 per cent personal income tax cut	January 1, 2001
• Dividend tax credit rates reduced	January 1, 2001
• General corporate income tax rate reduced to 13.5 per cent from 16.5 per cent	January 1, 2002
• Manufacturing and processing tax credit repealed	July 31, 2001
Corporation Capital Tax
• Tax phased-out for general corporations	September 1, 2001
Social Service Tax
• Tax exemption for production machinery equipment	July 31, 2001
• Vehicle surtax threshold for passenger vehicles increased	July 31, 2001
Motor Fuel Tax
• Tax exemption provided for marine bunker fuel	August 1, 2001
• Domestic jet fuel and aviation fuel tax rates reduced to 2 cents/litre	August 1, 2001

Budget 2002
Income Tax
• Increase sales tax credit	January 1, 2002
• Adjust BC Family Bonus	July 1, 2002
• Raise small business threshold to $300,000	April 1, 2002
Medical Services Plan Premiums
• Increase premiums and enhance premium assistance	May 1, 2002
Social Service Tax
• Increase provincial sales tax rate to 7.5 per cent from 7 per cent	February 20, 2002
• Expand machinery and equipment tax exemption to include repair parts	February 20, 2002
Tobacco Tax
• Increase tobacco tax rate to $30 from $22 per carton	February 20, 2002
School and Rural Area Property Taxes
• Increase average gross residential rural and school property taxes by 2 per cent	January 1, 2002
Miscellaneous measures
• Disability credits; sales tax exemptions for farmers and refunds to Parent Advisory Councils	various

Budget 2003
Income Tax
• Increase budget for labour sponsored venture capital tax credits	April 1, 2003
• Introduce an equity tax credit for new media	April 1, 2003
• Provide an enhanced regional incentive for film credits	April 1, 2003
• Introduce a Digital Animation or Visual Effects tax credit	April 1, 2003
• Extend the BC Mining Flow-Through Share Tax Credit	January 1, 2004
• Extend the Mining Exploration Tax Credit for three years	August 1, 2003
• Introduce a book publishing tax credit	October 1, 2002
Corporation Capital Tax
• Increase the capital tax exemption threshold for small financial institutions to $10 million from $5 million	April 1, 2003
Motor Fuel Tax
• Provide exemption for marine gas oil used in gas turbine powered commercial vessels	February 19, 2003
BC Transportation Financing Authority Revenue
• Increase the clear fuel tax rate levied on behalf of BC Transportation Financing Authority by 3.5 cents/litre	March 1, 2003
Tobacco Tax
• Increase the tobacco tax rate to $32 from $30 per carton and to 16 cents from 15 cents per gram of fine-cut tobacco	February 19, 2003
School and Rural Area Property Taxes
• Increase average gross residential rural and school property taxes by inflation	January 1, 2003
Insurance Premium Tax
• Increase tax on property insurance to 4.4 per cent from 4 per cent to offset forest fire suppression costs	January 1, 2004
• Clarify the definition of taxable insurers	February 19, 2003
Property Transfer Tax
• Enhance fairness and effectiveness of First-Time Home Buyers’ exemption	February 19, 2003

Effective Date
Budget 2004
Income Tax
•	Reduce BC Family Bonus and BC Earned Income amounts	July 1, 2004
•	Extend Scientific Research and Experimental Development Tax Credit	September 1, 2004
International Financial Business Tax Refund
•	Allow non-financial institutions to register, expand the list of qualifying activities and eliminate the employee tax refund	September 1, 2004
Tobacco Tax
•	Increase tobacco tax rate to $35.80 from $32.00 per carton and to 17.9 cents per gram for fine-cut tobacco	December 20, 2003
Home Owner Grant Act
•	Increase the threshold for the home owner grant phase-out to $585,000 from $525,000	January 1, 2004
Ports Property Tax Act
•	Reduce property taxes on major BC port facilities and provide compensation to municipalities	January 1, 2004

Budget 2005 – February 15, 2005
Income Tax
•	Introduce the BC Tax Reduction, a non-refundable personal income tax credit	January 1, 2005
•	Extend the Mining Exploration Tax Credit to 2016	August 1, 2006
•	Increase the Film Incentive BC and Production Services tax credit rates	January 1, 2005
•	Increase corporate income tax small business threshold to $400,000 from $300,000	January 1, 2005
Social Service Tax
•	Reduce provincial sales tax rate to 7 per cent from 7.5 per cent	October 21, 2004
•	Increase incentives for purchases of hybrid passenger vehicles on a time-limited basis	February 16, 2005
•	Provide time-limited exemption for ENERGY STAR residential heating equipment	February 16, 2005
•	Increase vehicle surtax threshold for passenger vehicles to $49,000 from $47,000	February 16, 2005
Property Transfer Tax
•	Increase thresholds for First-Time Home Buyers’ program	February 16, 2005
Medicare Protection Act
•	Enhance Medical Services Plan premium assistance	July 1, 2005
Home Owner Grant Act
•	Increase threshold for Home Owner Grant phase-out and reduce reduction rate	2005 tax year
School Act
•	Exempt specified improvements of eligible hydroelectric projects	2005 tax year
September Update (September 14, 2005)
Income Tax
•	Reduce the general corporate income tax rate to 12 per cent from 13.5 per cent	July 1, 2005
International Financial Activity Act
•	Provide tax refunds for the exploitation of life science related patents	January 1, 2006

Budget 2006
Income Tax
•	Introduce an enhanced dividend tax credit to parallel new federal credit	January 1, 2006
•	Extend the BC Mining Flow-through Share Tax Credit to December 31, 2008	January 1, 2006
•	Extend the enhanced tax credit rates for the Film Incentive BC and Production Services tax credits to 2008	April 1, 2006
Social Service Tax
•	Exempt services to maintain or modify software	February 22, 2006
•	Clarify and expand eligibility for machinery and equipment exemption	February 22, 2006
•	Increase vehicle surtax threshold for passenger vehicles to $55,000 from $49,000	February 22, 2006
•	Provide authority to repeal tire levy when industry stewardship program introduced
Motor Fuel Tax
•	Expand eligible coloured fuel uses	February 22, 2006
Home Owner Grant Act
•	Increase the basic Home Owner Grant to $570 from $470 and the grant for seniors, veterans and the disabled to $845 from $745	2006 tax year
•	Increase the threshold for the Home Owner Grant phase out	2006 tax year
Small Business Venture Capital Act
•	Increase the tax credit budget to $25 million from $20 million	April 1, 2006

(1) Measures with no material revenue impact are excluded. For details of these measures see the revenue measures section of each budget publication.

Table A6 Operating Statement - 2002/03 to 2008/09

($ millions)	Actual 2002/03	Actual 2003/04	Actual 2004/05	Updated Forecast 2005/06	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09
Taxpayer-supported programs and agencies:
Revenue	25,893	27,176	30,821	33,430	33,393	33,993	34,552
Expense	(30,396)	(30,335)	(30,658)	(32,709)	(33,914)	(35,140)	(36,041)
Provision for negotiating framework	—	—	—	(1,000)	—	—	—
Taxpayer-supported balance	(4,503)	(3,159)	163	(279)	(521)	(1,147)	(1,489)
Commercial Crown corporation income	1,766	1,884	2,412	2,054	1,971 `	2,097	2,039
Surplus/(deficit) before forecast allowance	(2,737)	(1,275)	2,575	1,775	1,450	950	550
Forecast allowance	—	—	—	(300)	(850)	(550)	(400)
Surplus/(deficit)	(2,737)	(1,275)	2,575	1,475	600	400	150

Table A7 Revenue by Source(1) — 2002/03 to 2008/09

($ millions)	Actual 2002/03	Actual 2003/04	Actual 2004/05	Updated Forecast 2005/06	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09

Taxation revenue
Personal income	4,150	4,877	5,050	5,806	5,847	6,219	6,617
Corporate income	612	775	1,255	1,423	1,337	1,218	1,321
Social service	3,794	4,024	4,156	4,208	4,374	4,585	4,830
Fuel	687	875	904	904	923	953	984
Tobacco	606	647	699	690	690	690	690
Property	1,541	1,574	1,661	1,718	1,726	1,803	1,883
Property transfer	407	518	604	800	750	725	700
Other (2)	555	540	588	590	571	581	592
	12,352	13,830	14,917	16,139	16,218	16,774	17,617
Natural resource revenue
Natural gas royalties	1,056	1,230	1,439	2,259	2,277	2,256	1,854
Columbia River Treaty	100	230	258	340	335	325	290
Other energy and minerals	473	535	612	781	808	711	661
Forests	1,323	1,014	1,363	1,203	1,083	972	965
Other resources	270	300	301	328	349	391	384
	3,222	3,309	3,973	4,911	4,852	4,655	4,154
Other revenue
Medical Services Plan premiums	1,355	1,447	1,465	1,432	1,414	1,421	1,429
Post secondary fees	580	781	836	893	923	963	1,000
Other healthcare-related fees	217	225	189	204	191	191	192
Motor vehicle licences and permits	351	363	381	398	409	422	432
Other fees and licences	1,056	715	750	711	685	694	675
Investment earnings	1,024	950	833	846	819	872	910
Sales of goods and services	986	714	741	662	647	679	693
Miscellaneous (3)	927	1,223	1,505	1,554	1,506	1,523	1,598
	6,496	6,418	6,700	6,700	6,594	6,765	6,929
Contributions from the federal government
Health and social transfers	2,606	3,044	3,421	4,233	4,403	4,924	5,018
Equalization	543	(330)	979	590	459	—	—
Other cost shared agreements (4)	674	905	831	857	867	875	834
	3,823	3,619	5,231	5,680	5,729	5,799	5,852
Taxpayer- supported programs and agencies	25,893	27,176	30,821	33,430	33,393	33,993	34,552
Commercial Crown corporations
BC Hydro (before regulatory transfers)	352	90	240	220	18	135	33
Liquor Distribution Branch	654	724	779	779	798	820	836
BC Lotteries (net of payments) to the federal government	663	719	811	892	932	971	1,026
BCRC (5)	4	41	178	(20)	84	21	1
ICBC (5)	80	302	399	171	131	126	120
Other	13	8	5	12	8	24	23
	1,766	1,884	2,412	2,054	1,971	2,097	2,039
Total revenue	27,659	29,060	33,233	35,484	35,364	36,090	36,591

(1)  In order to comply with generally accepted accounting principles, revenue of school districts, post-secondary institutions and regional health authorities/societies is included in the government’s reporting entity beginning in 2004/05. To conform with this presentation, prior years have been restated based on unaudited financial information in the Public Accounts .

(2)   Includes revenue from corporation capital, insurance premium and hotel room taxes.

(3)   Includes asset dispositions, reimbursements for health care and other services provided to external agencies, and other recoveries.

(4)   Includes contributions for health, education, housing and social service programs, for transportation projects, and for coastal ferry services.

(5)   Amounts represent earnings during government’s fiscal year.

Table A8 Expense By Function(1) – 2002/03 to 2008/09

($ millions)	Actual 2002/03	Actual 2003/04	Actual 2004/05	Updated Forecast 2005/06	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09

Health	10,894	11,197	11,462	12,481	12,833	13,089	13,261
Social services	3,151	2,819	2,665	2,842	3,040	3,112	3,164
Education	7,900	8,238	8,511	8,991	9,162	9,324	9,513
Protection of persons and property	1,248	1,365	1,215	1,387	1,301	1,309	1,296
Transportation	1,606	1,119	1,308	1,223	1,173	1,294	1,187
Natural resources and economic development	1,533	1,486	1,670	1,540	1,483	1,531	1,511
Other	821	1,074	1,028	1,106	1,213	1,115	1,124
Government restructuring	172	123	—	—	—	—	—
Contingencies – new programs (2)	—	—	—	302	320	360	360
Contingencies – negotiating framework	—	—	—	—	420	895	1,420
General government	539	489	505	635	665	645	634
Debt servicing	2,532	2,425	2,294	2,202	2,304	2,466	2,571
Total expense	30,396	30,335	30,658	32,709	33,914	35,140	36,041

(1)  In order to comply with generally accepted accounting principles, the expenses of school districts, post-secondary institutes and regional health authorities/societies are included in the government’s reporting entity beginning in 2004/05. To conform with this presentation, prior years have been restated based on unaudited financial information in the Public Accounts.

(2)  The Contingencies vote is allocated to functions according to actual results for 2002/03 to 2004/05.

Table A9 Taxpayer-supported Entity Operating Statements (1) – 2002/03 to 2008/09

($ millions)	Actual 2002/03	Actual 2003/04	Actual 2004/05	Updated Forecast 2005/06	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09

Taxpayer-supported Crown Agencies:
BC Transportation Financing Authority
Revenue	419	622	1,383	616	620	622	628
Expense	(439)	(497)	(578)	(606)	(567)	(717)	(643)
	(20)	125	805	10	53	(95)	(15)
Accounting adjustments	(179)	(177)	(172)	(165)	(155)	(145)	(137)
Net impact	(199)	(52)	633	(155)	(102)	(240)	(152)

British Columbia Buildings Corporation
Revenue	485	515	447	430	—	—	—
Expense	(433)	(468)	(396)	(390)	—	—	—
	52	47	51	40	—	—	—
Accounting adjustments	12	(4)	(4)	(18)	—	—	—
Net impact	64	43	47	22	—	—	—

British Columbia Housing Management Commission
Revenue	263	279	284	332	379	391	397
Expense	(263)	(279)	(284)	(332)	(379)	(391)	(397)
	—	—	—	—	—	—	—
Accounting adjustments	1	7	4	(4)	(4)	(4)	(3)
Net impact	1	7	4	(4)	(4)	(4)	(3)

British Columbia Transit
Revenue	136	138	146	153	159	163	166
Expense	(136)	(138)	(148)	(152)	(159)	(163)	(166)
	—	—	(2)	1	—	—	—
Accounting adjustments	—	(3)	(1)	—	—	—	—
Net impact	—	(3)	(3)	1	—	—	—

Tourism British Columbia
Revenue	34	33	45	58	58	59	59
Expense	(34)	(37)	(45)	(57)	(58)	(59)	(59)
	—	(4)	—	1	—	—	—
Accounting adjustments	1		5	—	6	—	—
Net impact	1	(4)	5	1	6	—	—

Other taxpayer-supported Crown agencies
Revenue	1,213	693	736	629	646	671	694
Expense	(1,236)	(661)	(679)	(631)	(639)	(654)	(687)
	(23)	32	57	(2)	7	17	7
Accounting adjustments	(62)	65	43	102	100	37	23
Net impact	(85)	97	100	100	107	54	30

Total net impact	(218)	88	786	(35)	7	(190)	(125)

($ millions)	Actual 2002/03	Actual 2003/04	Actual 2004/05	Updated Forecast 2005/06	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09

SUCH Sector and Regional Authorities:

School Districts
Revenue	4,417	4,569	4,666	4,840	4,880	4,904	4,913
Expense	(4,230)	(4,471)	(4,533)	(4,777)	(4,864)	(4,856)	(4,869)
	187	98	133	63	16	48	44
Accounting adjustments	(37)	51	44	33	42	45	47
Net impact	150	149	177	96	58	93	91

Universities
Revenue	1,828	1,991	2,158	2,522	2,566	2,683	2,763
Expense	(1,712)	(1,905)	(2,073)	(2,420)	(2,532)	(2,658)	(2,768)
	116	86	85	102	34	25	(5)
Accounting adjustments	70	32	38	17	47	25	(8)
Net impact	186	118	123	119	81	50	(13)

Colleges, University Colleges, and Institutes
Revenue	1,290	1,362	1,400	1,256	1,264	1,300	1,331
Expense	(1,257)	(1,298)	(1,345)	(1,257)	(1,281)	(1,325)	(1,363)
	33	64	55	(1)	(17)	(25)	(32)
Accounting adjustments	14	10	13	(7)	6	—	(12)
Net impact	47	74	68	(8)	(11)	(25)	(44)

Health Authorities
Revenue	7,127	7,538	7,667	8,063	8,258	8,293	8,388
Expense	(7,125)	(7,589)	(7,602)	(8,063)	(8,258)	(8,293)	(8,388)
	2	(51)	65	—	—	—	—
Accounting adjustments	155	102	(40)	(16)	2	19	35
Net impact	157	51	25	(16)	2	19	35

Hospital Societies
Revenue	594	649	648	664	683	702	725
Expense	(598)	(665)	(646)	(664)	(683)	(702)	(725)
	(4)	(16)	2	—	—	—	—
Accounting adjustments	(1)	(25)	—	(5)	(1)	(1)	(1)
Net impact	(5)	(41)	2	(5)	(1)	(1)	(1)

Children and Family Development Governance Authorities (2)
Revenue	2	4	1	400	605	699	1,187
Expense	(1)	(3)	(1)	(400)	(605)	(699)	(1,187)
	1	1	—	—	—	—	—
Accounting adjustments	1	—	—	4	1	1	—
Net impact	2	1	—	4	1	1	—

Total net impact	537	352	395	190	130	137	68

($ millions)	Actual 2002/03	Actual 2003/04	Actual 2004/05	Updated Forecast 2005/06	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09

Net operating statements of taxpayer-supported Crown agencies
Revenue	2,550	2,280	3,041	2,218	1,862	1,906	1,944
Accounting adjustments	(147)	(119)	(113)	(91)	(66)	(136)	(152)
Net revenue	2,403	2,161	2,928	2,127	1,796	1,770	1,792

Expense	(2,541)	(2,080)	(2,130)	(2,168)	(1,802)	(1,984)	(1,952)
Accounting adjustments	(80)	7	(12)	6	13	24	35
Net expense	(2,621)	(2,073)	(2,142)	(2,162)	(1,789)	(1,960)	(1,917)
Net fiscal plan impact	(218)	88	786	(35)	7	(190)	(125)

Net operating statements of SUCH sector and regional authorities
Revenue	15,258	16,113	16,540	17,745	18,256	18,581	19,307
Accounting adjustments	(334)	(478)	(466)	(441)	(388)	(406)	(444)
Net revenue	14,924	15,635	16,074	17,304	17,868	18,175	18,863

Expense	(14,923)	(15,931)	(16,200)	(17,581)	(18,223)	(18,533)	(19,300)
Accounting adjustments	536	648	521	467	485	495	505
Net expense	(14,387)	(15,283)	(15,679)	(17,114)	(17,738)	(18,038)	(18,795)
Net fiscal plan impact	537	352	395	190	130	137	68

Total net operating statements of taxpayer-supported entities
Revenue	17,808	18,393	19,581	19,963	20,118	20,487	21,251
Accounting adjustments	(481)	(597)	(579)	(532)	(454)	(542)	(596)
Net revenue	17,327	17,796	19,002	19,431	19,664	19,945	20,655

Expense	(17,464)	(18,011)	(18,330)	(19,749)	(20,025)	(20,517)	(21,252)
Accounting adjustments	456	655	509	473	498	519	540
Net expense	(17,008)	(17,356)	(17,821)	(19,276)	(19,527)	(19,998)	(20,712)
Net fiscal plan impact	319	440	1,181	155	137	(53)	(57)

(1)   Revenue and expense are shown as reported in the entity financial statements and service plans, before consolidation and accounting adjustments.

(2)   The amount of funding to be transferred, and the timing of the transfer, will be based on an assessment of Authority readiness.

Table A10  Material Assumptions – Revenue

Revenue Source	September Update	Updated Forecast	Budget Estimate	Plan	Plan	Sensitivities
and Assumptions	2005/06		2006/07	2007/08	2008/09	2006/07
			($ millions)
Personal Income Tax	$5,484	$5,806	$5,847	$6,219	$6,617
Tax Year
BC personal income growth	4.9%	5.3%	5.2%	4.7%	4.5%	+/- 1% change in 2006 BC personal
BC tax base growth	5.4%	5.9%	5.7%	5.2%	5.0%	income growth equals +/- $50 to
Average tax yield	5.60%	5.60%	5.64%	5.68%	5.72%	$100 million
Gross current-year tax	$5,261	$5,421	$5,788	$6,137	$6,498
Tax credits and BC Tax Reduction	$-255	$-257	$-291	$-293	$-296	+/- 1% change in 2005 BC personal
Training initiatives tax credit	$0	$0	$-30	$-30	$-30	or taxable income growth equals
Prior-year adjustment (fiscal year)	$147	$305				+/- $50 to $100 million one-time
Family Bonus offset (fiscal year)	$-40	$-40	$-23	$-16	$-13	effect (prior-year adjustment)
						and could result in an additional +/-
2004 Tax Year	2004 Factors					$50 to $100 million base change in
BC personal income growth	4.1%	4.4%				2006/07
BC tax base growth	5.5%	7.4%
Average 2004 tax yield	5.56%	5.56%
Gross 2004 tax	$4,955	$5,043
2003 and prior years tax	$265	$300
Tax credits	$-135	$-124
Corporate Income Tax	$1,215	$1,423	$1,337	$1,218	$1,321
National tax base ($ billions)	$149.2	$158.6	$174.4	$182.7	$186.9	+/- 1% change in the 2006 national
BC general corporate rate (effective rate as the statutory rate was reduced to 12.0 per cent from 13.5 per cent, effective July 1, 2005)	12.75%	12.75%	12.00%	12.00%	12.00%	tax base equals +/- $15 to $20 million in 2006/07
BC small business corporate rate	4.50%	4.50%	4.50%	4.50%	4.50%
BC instalment share	9.08%	9.08%	9.92%	9.49%	9.42%
Tax credits	$-206	$-206	$-236	$-236	$-236
Advance instalments	$1,075	$1,167	$1,317	$1,323	$1,348
Prior-year adjustments	$150	$261	$45	$-80	$-2
International Financial Activity Act refunds	$-10	$-5	$-25	$-25	$-25	+/- 1% change in the 2005 BC tax
BC tax base ($ billions)	$14.4	$15.2	$16.4	$17.2	$18.1	base equals +/- $15 to $20 million
BC tax base growth	7.0%	7.5%	8.0%	5.0%	5.0%	in 2006/07
BC corporate profits growth	6.8%	7.4%	7.8%	5.2%	5.0%

2004 Tax Year	2004 Factors
BC tax base ($ billions)	$13.5	$14.2
BC tax base growth	26.0%	32.1%
BC corporate profits growth	32.9%	38.9%
National tax base growth	16.1%	20.9%
BC share of national tax base	9.85%	9.92%
Gross 2004 tax	$1,382	$1,471
2003 and prior-years revenue	$35	$63
Tax credits	$-187	$-193

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. For example, 2006/07 instalments from the federal government are based on BC’s share of the national tax base for the 2004 tax year (assessed as of December 31, 2005)
and a forecast of the 2006 national tax base. Cash adjustments for any under/over payments from the federal government in respect of 2005 will be received/paid on March 31, 2007.

Social Service Tax	$4,213	$4,208	$4,374	$4,585	$4,830
Consumer expenditure growth	5.6%	5.6%	5.6%	5.3%	5.3%	+/- 1% change in 2006 growth
						equals up to +/- $20 million
Business investment growth	6.7%	7.9%	11.0%	9.6%	10.0%	+/- 1% change in 2006 growth
						equals up to +/- $5 million
Other expenditure growth	3.3%	6.2%	2.5%	3.1%	3.7%	+/- 1% change in 2006 growth
						equals up to +/- $10 million
Social service tax base growth	5.3%	6.4%	5.3%	4.9%	5.3%

Revenue Source	September Update	Updated Forecast	Budget Estimate	Plan	Plan	Sensitivities
and Assumptions	2005/06		2006/07	2007/08	2008/09	2006/07
	($ millions)
Fuel Tax	$915	$904	$923	$953	$984
Real GDP growth (calendar year)	3.4%	3.6%	3.3%	3.1%	3.1%	+/- 1% change in real GDP
						equals up to +/- $10 million
Components of revenue
Consolidated Revenue Fund	$479	$483	$487	$503	$520
BC Transit	$8	$8	$8	$9	$9
BC Transportation Financing Authority	$428	$413	$428	$441	$455
Property Tax	$1,717	$1,718	$1,726	$1,803	$1,883
BC Consumer Price Index						+/- 1% change in new
(calendar year)	2.1%	2.0%	2.2%	2.1%	2.1%	construction and inflation
Housing Starts (calendar year)	32,226	34,667	32,000	31,746	31,209	equals up to +/- $5 million in
Home Owner Grants (fiscal year)	$-530	$-554	$-635	$-646	$-657	residential property taxation
Components of revenue						revenue
Residential (school purpose)	$655	$636	$607	$650	$694
Non-residential (school purpose)	$897	$916	$944	$972	$1,001	+/- 1% change in non-
Rural Area	$75	$78	$81	$84	$87	residential assessed values
Other*	$90	$88	$94	$97	$101	equals up to +/- $5 million

* Other includes BC Assessment Authority taxation revenue, municipal contributions to BC Transit and commissions paid to municipalities for the collection of provincial (residential school purpose) property taxes.

Petroleum, natural gas, minerals and Columbia River Treaty export electricity sales	$2,834	$3,380	$3,420	$3,292	$2,805
Natural gas price						+/- $1.00 change in the
($Cdn/gigajoule at plant inlet)	$6.51	$8.45	$8.55	$8.27	$6.87	natural gas price equals
Natural gas volumes (petajoules)	1,083	1,072	1,095	1,116	1,137	+/- $260 to $340 million
Annual per cent change	2.9%	1.9%	2.1%	1.9%	1.9%	+/- 1% change in natural gas
						volumes equals +/- $20 to $25
Oil price ($US/bbl at Cushing, OK)	$51.21	$58.24	$57.87	$56.44	$51.89	million

Auctioned land base (000 hectares)	567	618	538	475	475
Average bid price/hectare ($)	$644	$900	$800	$800	$800
Metallurgical coal price
($US/tonne, fob west coast)	$120	$120	$110	$90	$85
Columbia River Treaty sales
Annual quantity set by treaty	4.5	4.5	4.3	4.1	4.0	+/- 10% change in the average
(million mega-watt hours)						Mid-Columbia electricity price
Mid-Columbia electricity price	$59	$67	$71	$72	$66	equals +/- $25 to $30 million
($US/mega-watt hour)
Components of revenue
Natural gas royalties	$1,754	$2,259	$2,277	$2,256	$1,854
Bonus bids, permits and fees	$382	$407	$453	$475	$471
Petroleum royalties	$111	$105	$78	$61	$44
Columbia River Treaty electricity sales	$305	$340	$335	$325	$290
Coal	$143	$100	$145	$103	$90
Minerals, metals and other	$113	$143	$99	$37	$20
Oil and Gas Commission fees	$26	$26	$33	$35	$36

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects eight-year deferral of cash receipts from the sale of oil and gas drilling rights.

Changes to the British Columbia royalty regime are incorporated into the revenue forecast. New royalty structures introduced in March 2002 for the coalbed gas royalty program and in May 2003 for the deep exploration, marginal wells and summer drilling programs are now incorporated in the province’s royalty regime. A new royalty program for ultra-marginal wells targeting very small low-yield pools (drilled on or after January 1 2006) is also assumed in the forecast. In addition, the forecast includes $30 million in new road royalty road credits and $36.5 million in pipeline credits.

Revenue Source	September Update	Updated Forecast	Budget Estimate	Plan	Plan	Sensitivities
and Assumptions	2005/06		2006/07	2007/`08	2008/09	2006/07
	($ millions)
Forests	$1,246	$1,203	$1,083	$972	$965	+/- US$50 change in SPF
Prices (calendar year average)						price equals +/- $75 to
SPF 2x4 price ($US/1000 bd ft)	$360	$355	$338	$300	$300	$ 125 million
Hemlock price ($US/1000 bd ft)	$534	$540	$556	$550	$550	+/- US$100 change in
Pulp ($US/tonne)	$615	$612	$600	$600	$600	hemlock price equals +/-
Coastal Log Price ($Cdn/cubic metre) (Vancouver Log						$15 to $30Million +/- US$50 change in pulp
Market, fiscal year)	$84	$82	$81	$81	$81	price equals +/-$5 to $10
						million
Crown harvest volumes (million cubic metres)						+/- Cdn$10 change in log price equals +/-$130
Interior	51.5	56.0	52.0	52.0	52.0	to $140 million
Coast	17.0	15.5	16.0	16.0	16.0	+/- 10 change in Interior
Total	68.5	71.5	68.0	68.0	68.0	harvest volumes equals
BC Timber Sales (included in above)	12.9	12.4	13.3	14.1	14.5	+/- $50 to $75 million +/- 10 change in Coastal
Components of revenue						harvest volumes equals
Tenures	$857	$812	$695	$613	$608	+/- $15 to $20 million
BC Timber Sales	$302	$304	$328	$299	$297
Logging Tax	$65	$65	$40	$40	$40
Other	$22	$22	$20	$20	$20

The Ministry of Forests and Range plans to implement a number of changes to Coastal forest stumpage policy to better align stumpage rates to market conditions. BC Timber Sales will reduce the upset (reserve) price for old growth auction sales in recognition of weak hemlock log markets. Coastal log grades will be reviewed to better distinguish between pulp logs and sawlogs. The increased use of weight scaling for second growth timber and pulp logs will improve efficiency and reduce costs. The ministry will update the Coast Market Pricing System and will consult with industry as work progresses.

Health and social transfers	$4,180	$4,233	$4,403	$4,924	$5,018
National Cash Transfers
Canada Health Transfer (CHT) excluding Trusts, September 2004 First Ministers’ Meeting (FMM)
and prior-year adjustments	$13,000	$13,000	$13,400	$13,750	$14,100
FMM base	$6,000	$6,000	$6,740	$7,598	$8,529
Canada Social Transfer (CST)	$8,000	$8,000	$8,200	$8,450	$8,700
Early Learning and Child Care (ELCC)	$225	$225	$300	$350	$350
ELCC Federal Budget 2005	$0	$0	$650	$1,150	$1,150
National basic federal tax ($ billions)	$107.0	$109.9	$117.1	$124.0	$131.0
BC basic federal tax ($ billions)	$12.9	$13.3	$14.0	$14.6	$15.2	+/- 0.1 change in BC’s
BC share of national population						population share equals
(calendar year)	13.15%	13.18%	13.20%	13.25%	13.29%	+/- $25 to $35 million
BC health and social transfers revenue
CHT	$1,820	$1,844	$1,901	$2,126	$2,217
FMM Base	$789	$791	$889	$1,006	$1,133
FMM Deferral (Base and Wait Times)	$116	$116	$228	$267	$79
FMM Capital Equipment Funding	$0	$0	$0	$4	$7
CST	$1,120	$1,134	$1,163	$1,306	$1,366
ELCC	$30	$30	$40	$46	$47
ELCC Federal Budget 2005	$92	$92	$85	$152	$152
ELCC Federal Budget 2005 Deferral	$-37	$-62	$62	$0	$0
Prior-year adjustments	$-2	$36
Federal government Trusts
2003 CHST Supplement ($333 million)	$71	$71	$0	$0	$0
2003 Medical Equipment ($200 million)	$33	$33	$17	$17	$17
2004 CHST Supplement ($262 million)	$131	$131	$0	$0	$0
2004 Public Immunization ($52 million)	$17	$17	$18	$0	$0

The 2005 estimates of national and BC basic federal tax (BFT) do not incorporate federal government tax measures announced in November, 2005. The Ministry of Health and the Ministry of Children and Family Development developed plans to defer bridging, multi-year and capital/equipment cash advances received from the federal government in 2003/04, 2004/05 and 2005/06 and recognize revenue with matching expense. The Office of the Auditor General has reviewed these plans and supports, subject to further review and/or accounting policy changes, that these revenue deferrals are consistent with generally accepted accounting principles.

Revenue Source	September Update	Updated Forecast	Budget Estimate	Plan	Plan	Sensitivities
and Assumptions	2005/06		2006/07	2007/08	2008/09	2006/07
	($ millions)
Equalization	$590	$590	$459	$0	$0

The 2006/07 forecast is based on information announced by the federal government on November 8, 2005 but requires a change in federal legislation. The current federal legislation, if unchanged, indicates BC’s share would be $610 million. Beginning in 2007/08, equalization revenue is forecast to be zero as the basis for allocation has not been determined.

SUCH sector direct revenue	$3,065	$3,078	$3,011	$3,136	$3,286
School Districts	$453	$473	$432	$434	$436	Management
Universities	$1,489	$1,531	$1,544	$1,631	$1,681	forecasts based on
Colleges, University Colleges and Institutes	$524	$517	$515	$527	$539	policy assumptions provided by the
Health Authorities and Hospital Societies	$599	$557	$520	$538	$599	relevant ministries – subject to final
CFD regional authorities	$0	$0	$0	$6	$31	approval by the
Commercial Crown corporation income	$2,274	$2,054	$1,971	$2,097	$2,039	boards of these organizations
BC Hydro (before regulatory account transfers)	$329	$220	$18	$135	$33
reservoir water inflows	95%	99%	90%	Normal	Normal	+/-1% in hydro generation
(August 2005 forecast)						= +/-$35 million
mean gas price	6.80	8.07	8.81	8.77	8.43	+/-10% = -/+$24
(Sumas, $US/MMbtu - BC Hydro forecast based on NYMEX forward selling prices)						million
electricity prices	54.10	62.23	66.09	66.31	60.20	+/-$1 MWh in electricity trade
(Mid-C, $US/MWh)						margins = +/-$35 million

ICBC	$224	$171	$131	$126	$120
vehicle growth	+1.7%	+2.9%	+2.3%	+2.2%	+2.1%	+/-1% = +/-$31 to 35 million
claims cost trend	+3.6%	+11%	+5.0%	+5.1%	+4.8%	+/-1% = -/+$25 to 28 million
investment return	6.9%	7.9%	5.7%	5.6%	5.7%	+/-1% return = +/-$70 to $76 million
						+/-1% = -/+$37 to 44
loss ratio	88.1%	89.6%	89.8%	89.9%	90.3%	million
annual salary cost increase	0.0%	0.0%	3.2%	2.3%	2.3%

(ICBC forecast reflecting, in 2006/07, employee promotions and length of service increases as well as contract settlements, and, in 2007/08 to 2008/09, a general cost increase in keeping with the forecast for other operating costs. The percentages are not representative of ICBC’s allocation under the negotiating framework.)

basic insurance rate increase	0.0%	0.0%	6.5%	2.3%	2.3%

(ICBC forecast based on BCUC interim rate increase. Outer years include a notional annual CPI increase for planning purposes only. Actual rate increases in these years will be determined by future applications to the BCUC.)

Table A11 Material Assumptions – Expense

Ministry Programs and Assumptions	September Update	Updated Forecast	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09	Sensitivities 2006/07
	2005/06
	($ millions unless otherwise specified)
Advanced Education	1,912	1,912	1,982	2,057	2,098	The number of student spaces may vary depending on the financial and other policies of post secondary institutions.
Student spaces – (# of FTEs)	168,265	173,390	177,784	182,178	186,572

Attorney General	461	461	476	480	478	The number of
						recommended criminal
New cases filed/processed						cases brought forward by
(# for all courts)	318,000	325,000	310,000	310,000	310,000	the various police
Crown Proceeding Act (CPA)	28	18	28	28	28	departments, resulting in
						charges being laid by the
			Funding based on a historical ten			Crown, and the number of
			year average (to March 31, 2005)			civil litigation cases.
Children and Family Development	1,637	1,637	1,836	1,909	1,942
Average children-in-care						The number and size of litigation brought against the province.
caseload (#)	9,000	9,075	9,100	9,050	9,000
Average annual residential
cost per child in care ($)	26,500	29,500	29,500	29,500	29,500

Adult Community Living:
Residential Services:
Average caseload (#)	5,260	5,115	5,299	5,500	5,715
Average cost per client ($)	70,340	63,500	63,850	63,350	62,400
Day Programs:
Average caseload (#)	9,740	9,748	10,100	10,465	10,850
Average cost per client ($)	12,705	17,200	17,200	17,000	16,700

Education	5,076	5,076	5,196	5,220	5,249

Student Enrolment (# of FTEs)	568,591	567,836	562,199	558,055	554,217

Employment and Income Assistance	1,353	1,353	1,369	1,399	1,416

Temporary Assistance annual average caseload (#)	50,550	47,100	47,150	46,715	47,030	The expected to work caseload is sensitive to fluctuations in economic and employment trends in the service sector. A 1% change in the

						Temporary Assistance annual average caseload or average cost per case will affect expenditures from $3 to $4 million annually.

Ministry Programs and Assumptions	September Update	Updated Forecast	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09	Sensitivities 2006/07
	2005/06
	($ millions unless otherwise specified)
Employment and Income Assistance — continued
Disability Assistance annual average caseload (#)	57,050	57,800	62,450	66,485	70,370

The caseload for persons with disabilities is sensitive to the aging of the population and overall health needs. The average cost per case is sensitive to the composition of the caseload. A 1% change in the Disability Assistance annual average caseload or average cost per case will affect expenditures from $5 to $6 million annually.

Total annual average caseload (#)	107,600	104900	109,600	113200	117,400

The average cost per case is sensitive to the composition of the caseload, and reported income. A 1% change in the annual caseload or average cost per case will affect expenditures from $8 million to $10 million annually.

Forests and Range	860	834	933	961	976
Direct Fire Fighting	55	48	55	55	55	Over the past 10 years, fire fighting costs have ranged
			Funding based on historical average (1993-2002).			from a low of $19M in 1997 to a high of
						$372M in 2003.
BC Timber Sales	148	148	169	193	202	Targets can be impacted by changes to actual inventory
						costs incurred. There is a lag of
						approximately 2 years between when
						inventory costs are incurred and when
						they are expensed. Volume harvested
						can also impact targets. For example,
						if volume harvested is less than projected
						in any year then capitalized expenses
						will also be reduced in that year.
Health	11,469	11,469	11,915	12,152	12,290
Pharmacare	890	872	955	1,014	1,037	+/- 1% change in utilization or drug
Demand/cost growth (per cent change)	7.2%	7.2%	7.3%	6.2%	2.3%	prices affects costs by approximately
						$9 million.
Medical Services Plan (MSP)	2,627	2,663	2,739	2,739	2,739	a 1% increase in volume of services
						provided by fee-for-service physicians
						affects costs by approximately $20 million.
Regional Health Sector Funding	7,240	7,248	7,475	7,602	7,652	a 1% increase in population growth costs approximately $75 million.

Ministry Programs and Assumptions	September Update	Updated Forecast	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09	Sensitivities 2006/07
	2005/06
	($ millions unless otherwise specified)

Public Safety and Solicitor General	526	561	548	556	556	Volume and severity of criminal activity, the number of inmate beds occupied and the number of investigations and audits based on the volume of gaming activity.
Emergency Program Act (EPA)	16	16	16	16	16	The number and severity of
			Funding remains constant on a Year-to-year basis.			natural disasters.
Management of Public Funds and Debt	684	624	618	651	635
Interest rates for new provincial borrowing:						Full year impact on MoPD on interest
Short-term	2.96%	3.26%	4.30%	4.39%	5.06%	costs of a 1% change in interest rates
Long-term	4.86%	4.78%	5.50%	5.61%	6.33%	equals $47 million; $100 million
CDN/US exchange rate (cents)	81.7	83.8	86.1	85.0	85.0	increase in debt level equals $6 million.
Taxpayer—supported Crown agencies net spending	1,163	1,172	1,128	1,373	1,342	The forecast sensitivities of individual Crown corporations and agencies are disclosed in their service plans.
SUCH sector and regional authorities expenses in excess of grant funding	2,901	2,888	2,881	2,999	3,218
School Districts	343	377	374	341	345	Management forecasts based on broad
Universities	1,473	1,412	1,463	1,581	1,694	policy assumptions provided by the responsible ministries - subject to final
Colleges, University Colleges and Institutes	517	525	526	552	583	review and approval by the various
Health Authorities and Hospital Societies	576	578	519	520	565	boards of these organizations.
CFD Regional Authorities	(8)	(4)	(1)	5	31

Table A12  Full-Time Equivalents (FTEs) (1),(2) – 2002/03 to 2008/09

	Actual 2002/03	Actual 2003/04	Actual 2004/05	Updated Forecast 2005/06	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09

Ministries and special offices (CRF)	29,751	28,684	26,859	27,259	28,560	28,491	26,903
Taxpayer-supported Crown agencies	7,814	4,570	3,822	3,810	3,412	3,413	3,424
Regional authorities(3)	—	—	—	225	388	705	2,334
Total FTEs	37,565	33,254	30,681	31,294	32,360	32,609	32,661

(1)   Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

(2)  FTE amounts do not include SUCH sector staff employment.

(3)  Number of FTEs to be transferred and the timing of the transfers will be based on an assessment of authority readiness.

Table A13 Capital Spending – 2002/03 to 2008/09

($ millions)	Actual 2002/03	Actual 2003/04	Actual 2004/05	Updated Forecast 2005/06	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09

Taxpayer-supported
Education
Schools (K–12)	383	313	239	290	252	327	376
Post-secondary	412	605	695	759	988	870	573
Health	422	420	568	800	666	607	513
BC Transportation Financing Authority	275	436	513	707	794	714	738
Rapid Transit Project 2000	35	14	15	20	7	—	—
BC Ferries	58	—	—	—	—	—	—
Vancouver Convention Centre Expansion Project	—	56	50	100	164	192	123
Government operating (ministries)	183	185	175	298	413	327	259
Other (1)	108	16	67	84	39	28	44
Capital spending contingencies	—	—	—	—	165	155	140
Total taxpayer-supported	1,876	2,045	2,322	3,058	3,488	3,220	2,766

Self-supported
BC Hydro	741	636	612	792	1,020	1,165	1,371
BC Transmission Corporation	—	—	—	26	65	66	27
Columbia River power projects (2)	54	100	84	44	43	151	175
BCRC	52	33	30	14	62	16	4
ICBC (3)	41	26	31	40	41	40	30
BC Lotteries	30	49	93	84	80	80	80
Liquor Distribution Branch	9	2	10	23	27	12	12
Total self-supported commercial	927	846	860	1,023	1,338	1,530	1,699
Total capital spending	2,803	2,891	3,182	4,081	4,826	4,750	4,465

(1)   Includes BC Housing Management Commission, Provincial Rental Housing Corporation, BC Buildings Corporation, Ministry of Attorney General, Ministry of Public Safety and Solicitor General, Ministry of Children and Family Development, and BC Transit.

(2)   Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

(3)  Includes ICBC Properties Ltd.

Table A14 Statement of Financial Position – 2002/03 to 2008/09 (1)

($ millions)	Actual 2002/03	Actual 2003/04	Actual 2004/05	Updated Forecast 2005/06	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09

Financial assets
Cash and temporary investments	2,617	2,690	3,568	2,590	2,201	2,241	2,188
Other financial assets	5,373	6,339	6,676	7,157	7,167	7,310	7,357
Sinking funds	5,074	4,619	4,516	4,037	3,753	3,475	3,348
Investments in commercial Crown corporations Retained earnings	2,858	3,221	3,219	3,355	3,559	3,765	3,927
Recoverable capital loans	7,231	7,512	6,901	6,902	7,605	8,173	9,121
	10,089	10,733	10,120	10,257	11,164	11,938	13,048
Warehouse borrowing program assets	—	—	—	—	—	—	—
	23,153	24,381	24,880	24,041	24,285	24,964	25,941
Liabilities
Accounts payable & accrued liabilities	5,982	6,847	6,604	7,099	7,448	8,385	8,911
Deferred revenue	2,969	4,013	5,182	5,656	5,672	5,575	5,552
Debt:
Taxpayer-supported debt	29,425	30,028	28,657	27,418	27,883	29,053	29,869
Self-supported debt	7,452	7,739	7,169	7,165	7,857	8,572	9,531
Forecast allowance				300	850	550	400
Total provincial debt	36,877	37,767	35,826	34,883	36,590	38,175	39,800
Add: sinking fund investments presented as assets	5,074	4,619	4,516	4,037	3,753	3,475	3,348
Less : guarantees and non-guaranteed debt	(415)	(399)	(421)	(418)	(412)	(565)	(572)
Financial statement debt	41,536	41,987	39,921	38,502	39,931	41,085	42,576
	50,487	52,847	51,707	51,257	53,051	55,045	57,039
Net liabilities	(27,334)	(28,466)	(26,827)	(27,216)	(28,766)	(30,081)	(31,098)
Capital and other assets
Tangible capital assets	22,466	22,308	23,170	24,814	26,970	28,685	29,851
Other assets	524	539	613	833	827	827	828
	22,990	22,847	23,783	25,647	27,797	29,512	30,679
Accumulated surplus (deficit)	(4,344)	(5,619)	(3,044)	(1,569)	(969)	(569)	(419)

(1) Comparative figures have been restated to reflect government’s accounting policies in effect at March 31, 2005.

Table A14a Changes in Financial Position – 2002/03 to 2008/09

($ millions)	Actual 2002/03	Actual 2003/04	Actual 2004/05	Updated Forecast 2005/06	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09

(Surplus) deficit for the year:	2,737	1,275	(2,575)	(1,475)	(600)	(400)	(150)
Capital and other asset changes:
Taxpayer-supported capital investments	1,876	2,045	2,322	3,058	3,488	3,220	2,766
Less : amortization and other accounting changes	(1,598)	(2,203)	(1,460)	(1,414)	(1,332)	(1,505)	(1,600)
Increase in net capital assets	278	(158)	862	1,644	2,156	1,715	1,166
Increase (decrease) in other assets	(8)	15	74	220	(6)	—	1
	270	(143)	936	1,864	2,150	1,715	1,167
Increase (decrease) in net liabilities	3,007	1,132	(1,639)	389	1,550	1,315	1,017
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	165	73	878	(978)	(389)	40	(53)
Increase (decrease) in warehouse borrowing investments	(1,067)	—	—	—	—	—	—
Investment in commercial Crown corporations:
Increase (decrease) in retained earnings	109	343	156	136	204	206	162
Self-supported capital investments	927	846	860	1,023	1,338	1,530	1,699
Less: loan repayments and other accounting changes	(713)	(545)	(1,629)	(1,022)	(635)	(962)	(751)
	323	644	(613)	137	907	774	1,110
Other working capital changes	(2,028)	(1,398)	(692)	(967)	(639)	(975)	(583)
	(2,607)	(681)	(427)	(1,808)	(121)	(161)	474
Increase (decrease) in financial statement debt	400	451	(2,066)	(1,419)	1,429	1,154	1,491
(Increase) decrease in sinking fund debt	444	455	103	479	284	278	127
Increase (decrease) in guarantees and non-guaranteed debt	(49)	(16)	22	(3)	(6)	153	7
Increase (decrease) in total provincial debt	795	890	(1,941)	(943)	1,707	1,585	1,625

Table A15 Debt Summary – 2002/03 to 2008/09 (1),(2)

($ millions unless otherwise indicated)	Actual 2002/03	Actual 2003/04	Actual 2004/05	Updated Forecast 2005/06	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09
Taxpayer-supported debt
Provincial government direct operating	15,447	15,694	14,481	11,859	10,982	10,512	9,877
Other taxpayer-supported debt (mainly capital)
Education
Schools (2)	4,333	4,409	4,483	4,577	4,727	4,954	5,231
Post-secondary institutions (2)	1,791	2,112	2,326	2,703	3,038	3,501	3,704
	6,124	6,521	6,809	7,280	7,765	8,455	8,935
Health(2)	2,146	2,215	2,112	2,590	3,041	3,436	3,805
Highways, ferries and public transit
BC Transportation Financing Authority	2,661	2,764	2,474	2,800	3,320	3,840	4,401
BC Transit	87	83	78	82	76	67	76
Public transit	930	914	906	907	905	908	920
SkyTrain extension	1,105	1,119	1,135	1,148	1,156	1,156	1,156
Rapid Transit Project 2000 Ltd	3	—	—	—	—	—	—
	4,786	4,880	4,593	4,937	5,457	5,971	6,553
Other
BC Buildings	456	317	241	245	— (3)	—	—
Social housing (4)	161	156	133	156	227	212	193
Homeowner Protection Office	123	129	130	143	163	176	171
Other (5)	182	116	158	208	248	291	335
	922	718	662	752	638	679	699
Total other taxpayer-supported debt	13,978	14,334	14,176	15,559	16,901	18,541	19,992
Total taxpayer-supported debt	29,425	30,028	28,657	27,418	27,883	29,053	29,869
Self-supported debt
Commercial Crown corporations
BC Hydro	6,784	7,040	6,906	6,877	7,541	8,080	8,966
BC Transmission Corporation	—	—	—	37	77	107	106
Columbia River power projects (6)	165	215	257	247	236	383	458
BC Rail	494	477	— (7)	—	—	—	—
Liquor Distribution Branch	9	7	6	4	3	2	1
Total self-supported debt	7,452	7,739	7,169	7,165	7,857	8,572	9,531
Total debt before forecast allowance	36,877	37,767	35,826	34,583	35,740	37,625	39,400
Forecast allowance	—	—	—	300	850	550	400
Total provincial debt	36,877	37,767	35,826	34,883	36,590	38,175	39,800
Debt as a per cent of GDP
Taxpayer-supported	21.3%	20.6%	18.2%	16.4%	15.8%	15.7%	15.4%
Total provincial	26.7%	25.9%	22.8%	20.9%	20.7%	20.6%	20.6%

(1)   Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)   Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3)  Debt of BC Buildings is transferred to the province as the corporation’s operations will be conducted through the Ministry of Labour and Citizens’ Services.

(4)  Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.

(5)  Includes other taxpayer—supported Crown corporations and agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

(6)  A joint venture of the Columbia Power Corporation (CPC) and Columbia Basin Trust (CBT).

(7)  BC Rail debt was repaid after completion of the BC Rail investment partnership.

Table A16   Key Debt Indicators — 2002/03 to 2008/09 (1)

	Actual 2002/03	Actual 2003/04	Actual 2004/05	Updated Forecast 2005/06	Budget Estimate 2006/07	Plan 2007/08	Plan 2008/09
Debt to revenue (per cent)
Total provincial	104.7	100.8	85.2	76.1	78.9	80.8	82.8
Taxpayer-supported	110.3	107.4	88.4	79.0	80.8	82.5	83.6
Debt per capita ($) (2)
Total provincial	8,962	9,090	8,526	8,198	8,503	8,762	9,021
Taxpayer-supported	7,151	7,227	6,820	6,444	6,480	6,668	6,770
Debt to GDP (per cent) (3)
Total provincial	26.7	25.9	22.8	20.9	20.7	20.6	20.6
Taxpayer-supported	21.3	20.6	18.2	16.4	15.8	15.7	15.4
Interest bite (cents per dollar of revenue) (4)
Total provincial	6.4	5.9	5.0	4.5	4.8	5.2	5.4
Taxpayer-supported	6.3	6.0	5.0	4.6	4.9	5.2	5.4
Interest costs ($ millions)
Total provincial	2,243	2,207	2,119	2,064	2,241	2,440	2,580
Taxpayer-supported	1,675	1,682	1,624	1,595	1,702	1,844	1,913
Interest rate (per cent) (5)
Taxpayer-supported	5.9	5.7	5.5	5.7	6.2	6.5	6.5

Background Information:
Revenue ($ millions)
Total provincial (6)	35,232	37,464	42,058	45,838	46,393	47,220	48,081
Taxpayer-supported (7)	26,680	27,966	32,407	34,726	34,526	35,215	35,716
Debt ($ millions)
Total provincial	36,877	37,767	35,826	34,883	36,590	38,175	39,800
Taxpayer-supported (8)	29,425	30,028	28,657	27,418	27,883	29,053	29,869
Provincial GDP ($ millions) (9)	138,252	145,948	157,241	167,119	176,611	184,907	193,591
Population (thousands at July 1) (10)	4,115	4,155	4,202	4,255	4,303	4,357	4,412

(1)     Includes fiscal data of school districts, post-secondary institutions and regional health authorities/societies (SUCH).

(2)     The ratio of debt to population (e.g. 2006/07 debt divided by population at July 1, 2006).

(3)     The ratio of debt outstanding at fiscal year end to provincial nominal gross domestic product (GDP) for the calendar year ending in the fiscal year (e.g. 2006/07 debt divided by 2006 GDP).

(4)     The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

(5)     Weighted average of all outstanding debt issues.

(6)     Includes revenue of the consolidated revenue fund (excluding dividends from enterprises) plus revenue of all government organizations and enterprises.

(7)     Excludes revenue of government enterprises, but includes dividends from enterprises paid to the consolidated revenue fund.

(8)     Excludes debt of commercial Crown corporations and agencies and funds held under the province’s warehouse borrowing program.

(9)     GDP for the calendar year ending in the fiscal year (e.g. GDP for 2006 is used for the fiscal year ended March 31, 2007).

(10)   Population at July 1st within the fiscal year (e.g. population at July 1, 2006 is used for the fiscal year ended March 31, 2007).